  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1996.

                                           REGISTRATION STATEMENT NO. 333-05857

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                      PRE-EFFECTIVE AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                               ----------------

                       TELCO COMMUNICATIONS GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         VIRGINIA                     4813                   54-1674283
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF       INDUSTRIAL CLASSIFICATION     IDENTIFICATION NO.)
     INCORPORATION OR             CODE NUMBER)
      ORGANIZATION)

                          4219 LAFAYETTE CENTER DRIVE

                        CHANTILLY, VIRGINIA 20151
                                (703) 631-5600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                DONALD A. BURNS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       TELCO COMMUNICATIONS GROUP, INC.
                          4219 LAFAYETTE CENTER DRIVE

                        CHANTILLY, VIRGINIA 20151
                                (703) 631-5600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:


      MORRIS F. DEFEO, JR.                          DENNIS J. BLOCK
     SWIDLER & BERLIN, CHARTERED                      AKIKO MIKUMO
   3000 K STREET, N.W., SUITE 300             WEIL, GOTSHAL & MANGES LLP
       WASHINGTON, D.C. 20007                        767 FIFTH AVE.,
           (202) 424-7500                         NEW YORK, N.Y. 10153
                                                     (212) 310-8000


                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                        TELCO COMMUNICATIONS GROUP, INC.
                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

  ITEM
 NUMBER           FORM S-1 CAPTION               PROSPECTUS LOCATION OR CAPTION
 ------           ----------------               ------------------------------
   1.   Forepart of the Registration
         Statement and Outside Front Cover
         Page of Prospectus.................. Outside Front Cover Page; Inside
                                               Front Cover Page
   2.   Inside Front and Outside Back Cover
         Pages of Prospectus................. Inside Front Cover Page; Table of
                                              Contents
   3.   Summary Information, Risk Factors and
         Ratio of Earnings to Fixed Charges.. Prospectus Summary; Risk Factors;
                                              Business
   4.   Use of Proceeds...................... Use of Proceeds
   5.   Determination of Offering Price...... Outside Front Cover Page;
                                              Underwriting
   6.   Dilution............................. Dilution
   7.   Selling Security Holders............. Principal and Selling Shareholders
   8.   Plan of Distribution................. Outside Front Cover Page;
                                              Underwriting
   9.   Description of Securities to be
        Registered........................... Outside Front Cover Page; Dividend
                                               Policy; Description of Capital
                                               Stock
  10.   Interests of Named Experts and
        Counsel.............................. Not Applicable
  11.   Information with Respect to the
        Registrant........................... Inside Front Cover Page; Prospectus
                                               Summary; Risk Factors; Use of
                                               Proceeds; Dividend Policy;
                                               Dilution; Capitalization; Selected
                                               Consolidated Historical and Pro
                                               Form Consolidated Financial
                                               Statements; Management's
                                               Discussion and Analysis of
                                               Financial Condition and Results of
                                               Operations; Business; Management;
                                               Certain Transactions; Principal
                                               and Selling Shareholders;
                                               Description of Capital Stock;
                                               Shares Eligible for Future Sale;
                                               Consolidated Financial Statements
  12.   Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities......................... Not Applicable

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of Prospectus: (i) one to be used in connection with an offering of the registrant's Common Stock in the United States and Canada (the "U.S. Prospectus") and (ii) the other to be used in a concurrent offering of the registrant's Common Stock outside the United States and Canada (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page and back cover page. The U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. Such alternate pages for the International Prospectus included herein are labeled "Alternate Page for International Prospectus." If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, ten copies of the final form of each Prospectus will be filed with the Securities and Exchange Commission.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 22, 1996

PROSPECTUS

                             8,700,000 SHARES



            [LOGO OF TELCO COMMUNICATIONS GROUP APPEARS HERE]

                                  COMMON STOCK
                                  -----------

  Of the 8,700,000 shares (the "Shares") of Common Stock offered hereby, 6,100,000 shares will be sold by Telco Communications Group, Inc. ("Telco" or the "Company") and 2,600,000 shares will be sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholders. See "Principal and Selling Shareholders."

  A total of 6,960,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters and 1,740,000 shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering") by the Managers. The initial public offering price and the underwriting discounts and commissions are identical for both the U.S. Offering and the International Offering (collectively, the "Offerings").

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

  The Common Stock has been approved for trading on the Nasdaq National Market under the symbol "TCGX," subject to official notice of issuance.
                                  -----------

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OFCERTAIN RISKS
               ASSOCIATED WITH AN INVESTMENT IN THE SHARES.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  UNDERWRITING                   PROCEEDS TO
                     PRICE TO    DISCOUNTS AND     PROCEEDS        SELLING
                      PUBLIC     COMMISSIONS(1) TO COMPANY(2)  SHAREHOLDERS(2)
- ------------------------------------------------------------------------------
Per Share.......       $              $              $              $
- ------------------------------------------------------------------------------
Total (3).......      $              $              $              $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the U.S.
    Underwriters and the Managers.

(2) Before deducting expenses payable by the Company, estimated at $1,012,000.



(3) The Company has granted the U.S. Underwriters and the Managers 30-day options to purchase in the aggregate up to 1,305,000 additional shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $ , $ , and $ , respectively. See "Underwriting."
                                  -----------

    The U.S. Shares are offered by the several U.S. Underwriters subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The U.S. Underwriters reserve the right to withdraw, cancel or modify the U.S. Offering and to reject orders in whole or in part. It is expected that the delivery of the U.S. Shares will be made against payment therefor on or about , 1996, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                                  -----------

BEAR, STEARNS & CO. INC.                                    SALOMON BROTHERS INC

                                       , 1996

                           [GRAPHICS TO BE INSERTED]

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including risk factors and consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus
(i) assumes an estimated initial public offering price equal to $16 (the midpoint of the range shown on the cover page of this Prospectus) and that the U.S. Underwriters' and the Managers' over-allotment options are not exercised,
(ii) has been adjusted to give effect to a 425- for-1 stock split to occur immediately prior to the consummation of the Offerings (the "Stock Split") and
(iii) reflects the consummation of the "Reorganization" as defined below and described in "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Reorganization." References in this Prospectus to the "Company" and "Telco" refer to Telco Communications Group, Inc. and its subsidiaries, except where the context otherwise requires.

                                THE COMPANY

  Telco is a rapidly growing switch-based provider of domestic and international long distance telecommunication services primarily to residential customers in the United States. Substantially all of the Company's customers access its network by dialing a unique carrier identification code ("CIC Code") before dialing the number they are calling. Using a CIC Code to access the Company's network is known as "casual calling" because customers can use the Company's services at any time without changing their existing long distance carrier. The Company markets its long distance services under two brands, each with a unique CIC Code: Dial & Save (CIC Code 10457) and the Long Distance Wholesale Club (CIC Code 10297), and prices its services at a discount to the basic "1 plus" rates offered by the three major long distance carriers: AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint"). During May 1996, the Company provided long distance services to approximately 2.6 million customers (switched access lines) in 37 states and the District of Columbia. The Company plans to expand its marketing efforts in these states and to offer service in one additional New England and 10 additional western states during 1996. Since the Company began operations in November 1993, its revenues and net income have grown to approximately $215.4 million and $10.8 million, respectively, for the year ended December 31, 1995, and to $91.9 million and $3.3 million, respectively, for the three months ended March 31, 1996.

  Although casual calling has been in existence since the mid-1980s, only recently have companies such as Telco begun to aggressively pursue this market opportunity. The Company markets its services primarily through direct mail and inbound telesales and marketing, and believes that this marketing strategy enables the Company to attract residential customers in a cost effective manner. Because casual calling customers are not required to cancel or change their presubscribed long distance carrier, the Company believes that aggressive "win-back" and other customer acquisition programs prevalent in the residential long distance market have a limited impact on the Company's business. See "Risk Factors--Response Rates; Customer Attrition."

  The Company bills its casual calling customers through local exchange carrier ("LEC") billing and collection agreements which enable the Company to place its charges on the monthly local phone bills of its residential casual calling customers. The Company has entered into billing and collection agreements with LECs, including all of the Regional Bell Operating Companies ("RBOCs"), that cover approximately 96% of the switched access lines in the United States. The Company believes that these billing arrangements are the most effective mechanism for billing its residential customers, because of the convenience to its customers of receiving one bill for both local and long distance service and the benefits derived from the LECs' extensive collections infrastructure. The Company's billing information systems and services are provided by Tel Labs, Inc. ("Tel Labs"), a telecommunications billing company organized in 1991 by Telco's Chairman of the Board. During May 1996, Tel Labs processed approximately 98 million call records for 17 telecommunications companies, including Telco. Concurrently with the completion of the Offerings, Telco will acquire all of the outstanding capital stock of Tel Labs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Reorganization."

  To increase its volume of call traffic, Telco has begun to sell its excess daytime capacity on a wholesale basis to other long distance carriers and has created a Commercial Division to target business customers. Because the Company's existing customer base is primarily residential, the majority of the Company's current calls are handled during off-peak evening and weekend periods.

  The Company's switch-based network currently consists of six Digital Switch Corporation ("DSC") DEX 600S, 600 and 600E switches located in Washington, D.C.; Fort Lauderdale, Florida; Davenport, Iowa; Chattanooga, Tennessee; and Austin, Texas, with one DEX 600E switch which recently became operational in Las Vegas, Nevada. Additionally, the Company has made a committment to install a DEX 600E switch in the New York City metropolitan area by the first quarter of 1997. The Company's state-of-the-art digital switching and cross-connect systems are designed to optimize traffic routing and provide for automatic traffic re-routing in the event of a network failure. The Company leases transmission lines from a variety of facilities-based long distance service providers. The Company's sophisticated switch-based network (i) enables it to control proprietary information such as customer call records and (ii) positions it to take advantage of competitive rates for local access from Competitive Local Exchange Carriers ("CLECs"), such as MFS Communications Company, Inc. ("MFS") and Teleport Communications Group, Inc. ("Teleport").

  The Company's strategy is to achieve continued growth by providing a broad array of competitively priced long distance services. The Company's primary objectives in pursuing this strategy are to (i) continue to increase the number of its casual calling distribution channels and further establish brand loyalty through remarketing activities in its existing markets and expansion into new markets; (ii) target business customers to more fully utilize its network's daytime capacity by developing a direct sales force as part of its Commercial Division; (iii) expand the Company's network while continuing to focus on providing low cost nationwide origination and termination capabilities; and
(iv) offer innovative products and services to new and existing customers by leveraging the Company's network and operating infrastructure and billing and information systems.

  The address of the Company's principal place of business is 4219 Lafayette Center Drive, Chantilly, Virginia 20151, and its phone number is (703) 631-5600.

                               THE OFFERINGS

Common Stock to be sold by the Company:

  U.S. Offering..................  4,880,000 shares
  International Offering.........  1,220,000 shares
                                  -----------------
    Total........................  6,100,000 shares
Common Stock to be sold by Selling Shareholders(1):
  U.S. Offering..................  2,080,000 shares
  International Offering.........    520,000 shares
                                  -----------------
    Total........................  2,600,000 shares
Common Stock to be Outstanding
 after the Offerings............. 34,103,836 shares(2)
Use of Proceeds.................. To repay outstanding indebtedness and for working capital and other general corporate
                                  purposes, including expansion of the
                                  Company's Commercial Division. The Company
                                  will not receive any proceeds from the sale
                                  of Common Stock by the Selling Shareholders.
Nasdaq National Market Symbol.... TCGX

- --------

(1) Includes 682,082 shares to be sold by one of the Selling Shareholders, Signet Media Capital Group, which will be purchased by it immediately prior to sale in the Offerings through the exercise in full of an outstanding warrant to purchase such shares for a nominal exercise price (the "Signet Warrant"). See "Description of Capital Stock--The Signet Warrant."

(2) Includes 593,334 shares of Common Stock to be issued concurrently with the consummation of the Offerings in exchange for all of the outstanding common stock of Tel Labs and the 5,102,125 shares of Common Stock which were issued during the second quarter of 1996 in exchange for the remaining minority interest in Long Distance Wholesale Club ("LDWC") (such exchanges are collectively referred to as the "Reorganization"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- The Reorganization." Excludes 1,173,738 shares of Common Stock which are issuable upon the exercise of currently exercisable options. See "Management--Amended and Restated 1994 Stock Option Plan."

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

                         PERIOD FROM     YEAR ENDED DECEMBER 31,     THREE MONTHS ENDED MARCH 31,
                         INCEPTION(1) ------------------------------ ----------------------------
                           THROUGH       HISTORICAL      PRO FORMA,     HISTORICAL    PRO FORMA,
                         DECEMBER 31, -----------------  AS ADJUSTED ---------------- AS ADJUSTED
                             1993      1994     1995       1995(2)    1995     1996     1996(2)
                         ------------ ------- ---------  ----------- ------- -------- -----------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER MINUTE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Revenues, net...........   $ 1,135    $44,707 $ 215,376   $217,011   $45,277 $ 91,928   $92,392
 Cost of services.......       993     27,736   133,728    134,384    28,079   54,730    55,005
Gross margin............       142     16,971    81,648     82,627    17,198   37,198    37,387
 Selling, general and
  administrative........     1,310     12,018    55,936     56,118    10,186   27,863    27,605
 Depreciation and
  amortization..........        54        496     3,326      5,006       452    1,433     1,856
Operating income
 (loss).................    (1,222)     4,457    22,386     21,503     6,560    7,902     7,926
 Interest expense.......        25        897     2,952        --        591    1,066       --
 Other income
  (expense).............       --          15       (92)      (68)         4       13        57
 Provision for income
  taxes.................       --       1,432     7,531      9,046     2,326    3,135     3,743
 Minority interest......       --         137     1,046        --        109      433       --
Net income (loss).......   $(1,247)   $ 2,006 $  10,765   $ 12,389     3,538    3,281     4,240
Net income (loss) per
 share(3)(4)............              $  0.07 $    0.38   $   0.38   $  0.12 $   0.12   $  0.13
Weighted average number
 of shares outstanding
 (in thousands).........               27,129    28,442     32,752    28,434   28,502    32,812
BALANCE SHEET DATA (AT
 PERIOD END):
Cash and cash
 equivalents............   $   140    $   475 $     937                      $  1,300
Total assets............     2,051     33,533    87,124                       108,928
Total debt (including
 capital lease
 obligations)...........     1,559     18,884    44,410                        54,437
Minority interest.......       --         137     1,183                         1,617
Shareholders' equity
 (deficit)..............      (376)     1,655    12,420                        15,701
OTHER OPERATING DATA:
Minutes of use (in
 thousands)(5)..........                      1,384,300                       653,123
Revenue per minute of
 use(6).................                      $   0.156                      $  0.141
Cost of services per
 minute of use(7).......                      $   0.097                      $  0.084

- --------

(1) The Company was incorporated in Virginia on July 21, 1993, and commenced operations in November 1993.

(2) Adjusted to give pro forma effect to (a) the Offerings and the application of the proceeds therefrom and (b) the Reorganization. See "Use of Proceeds," "Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- The Reorganization."
(3) See Note 1 of the Notes to Consolidated Financial Statements of the Company for the fiscal years ended December 31, 1995 and 1994.

(4) The net proceeds from the sale of approximately 3,716,000 shares of Common Stock offered by the Company hereby will be used to repay certain indebtedness. Net income per share is calculated assuming that only these shares had been issued and the indebtedness repaid as of the beginning of the period.

(5) Represents billed minutes during the period indicated.

(6) Represents revenues, net, per minute of use for the period divided by minutes of use for the period.

(7) Represents cost of services for the period divided by minutes of use for the period.

                                 RISK FACTORS

  Prospective investors should carefully review the information set forth below prior to making an investment in the Common Stock.

RECENT RAPID GROWTH; ABILITY TO MANAGE GROWTH

  Although the Company has experienced significant growth in a relatively short period of time and intends to continue to grow rapidly, there can be no assurance that the growth experienced by the Company will continue or that the Company will be able to achieve the growth contemplated by its business strategy. Implementation of the Company's growth strategy will place additional demands upon the Company's management, operational and other resources and will require additional long distance transmission capacity, additional working capital, and billing and information systems. The Company's ability to continue to grow may be affected by various factors, many of which are not within the Company's control, including federal and state regulation of the telecommunications industry, competition, the transmission capacity of the Company's long distance carriers and adverse changes in customer attrition, minute-usage patterns or response rates to direct mailings. While the Company believes that its capital resources, network and infrastructure, including the billing support provided by Tel Labs, provide a platform for future growth, the Company's ability to continue to manage its growth successfully will require it to further enhance its operational, management, financial and information systems and controls and to expand, train and manage its employee base. In addition, as the Company increases its service offerings and expands its targeted markets, there will be additional demands on its customer service support and sales, marketing and administrative resources. There can be no assurance that the Company will successfully manage its expanding operations and, if the Company's management is unable to manage growth effectively, the Company's business, operating results, and financial condition could be materially and adversely affected.

EXPANSION OF COMMERCIAL DIVISION

  As part of its growth strategy, the Company will seek to further develop and expand its Commercial Division which will offer presubscribed long distance telephone service to business customers primarily using a direct sales effort. Since the Company began operations in November 1993, it has focused primarily on providing casual calling long distance telephone services to residential customers and its marketing efforts have primarily relied upon direct mail marketing and an inbound telesales and marketing system. The success of the Company's Commercial Division will depend upon, among other things, the Company's ability to build an effective direct sales force, including its ability to attract, retain and train effective direct sales marketing personnel, and to offer competitively-priced services attractive to business customers. The Company expects to incur significant expenses and negative cash flows for its Commercial Division as it expands its direct sales force and builds its customer base. The start-up costs relating to its Commercial Division are expected to reduce the Company's consolidated net income at least through 1997. The success of the Company's Commercial Division will also depend on various factors which are not within the Company's control, including changes in general and local economic conditions, federal and state regulation of the telecommunications industry and competition. Although certain members of management have experience in direct sales marketing and the commercial presubscribed long distance market, the Company itself does not have experience in this distribution channel or market segment. There can be no assurance that expansion costs will not exceed the Company's budgeted amounts, that the Company will be able to successfully expand its Commercial Division or that its Commercial Division will become profitable. In addition, while the Company through Tel Labs, has extensive experience in producing direct bills, and certain members of management have experience with respect to collections from direct billed customers, the Company itself does not have experience in collections from direct billed customers, and there can be no assurance that the Company will be able to successfully develop such collections infrastructure.

LIMITED OPERATING HISTORY

  The Company was incorporated on July 21, 1993 and commenced its operations in November 1993, and therefore has a limited operating history. There can be no assurance that the Company's future operations will continue to generate operating or net income or that its business strategy will be successful. See "Selected Consolidated Historical and Pro Forma Financial Data," "Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INCREASING COMPETITION

  The U.S. long distance telecommunications industry is highly competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. The industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and high attrition rates (customer turnover), as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors.

  Many of the Company's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than the Company, control transmission lines and have long-standing relationships with the Company's target customers. The Company's competitors include AT&T, MCI and Sprint and numerous other long distance providers, including long distance providers that have specifically targeted the casual calling market by means of direct mail strategies.

  In October 1995, the U.S. Federal Communications Commission (the "FCC") reclassified AT&T as a "non-dominant" carrier for domestic interstate services, substantially reducing the regulatory constraints on AT&T, which may make it easier for AT&T to compete directly with the Company for long distance subscribers. AT&T was reclassified as a "nondominant" carrier for international services on May 14, 1996. The Company also currently competes with the RBOCs and other LECs in the provision of "short haul" toll calls completed within a local access and transport area ("LATA") (or intraLATA calls). In addition, as a result of the Telecommunications Act of 1996, which was enacted on February 8, 1996 (the "1996 Telecommunications Act"), the RBOCs and the GTE Operating Companies ("GTOCs") will be allowed to compete for the provision of interLATA ("long haul") toll calls, upon receipt of all necessary regulatory approvals and the satisfaction of applicable conditions. For the RBOCs to provide interLATA toll service within the same states in which local exchange service also is provided ("in-region service"), FCC approval must be obtained. FCC approval to provide "in-region" service is conditioned upon, among other things, a showing by the RBOC that, in certain circumstances, facilities-based competition is present in its market, and that it has entered into interconnection agreements which satisfy a 14-point "checklist" of regulatory requirements. In addition, the 1996 Telecommunications Act is designed to facilitate the entry of any entity (including cable television companies and utilities) into both the long distance and local telecommunications market. As a result of the 1996 Telecommunications Act, long distance companies such as AT&T, MCI and Sprint should be able to facilitate their entry into the local telephone market. It is unknown at this time what impact the 1996 Telecommunications Act will have on the Company. Depending on the exact nature and timing of GTOC and RBOC entry into the long distance market, such entry could have a material adverse effect on the Company's business, results of operations and financial condition. Certain of the RBOCs have already taken steps to provide interLATA long distance services and the Company expects that most or all of the other RBOCs will file applications for interLATA long distance service authority. See "Business-- Regulation."

  The ability of the Company to compete effectively will depend upon, among other factors, its continued ability to provide high quality services at competitive prices, and there can be no assurance that the Company will be able to compete successfully in the future. The Company's competitors may reduce rates or offer incentives to existing and potential customers of the Company, whether caused by general competitive pressures or the entry of the RBOCs, GTOCs and other LECs into the long distance market. The Company's casual calling services compete primarily on the basis of price as the Company prices its services at a discount to the basic "1 plus" rates offered by AT&T, MCI and Sprint. Because the Company believes that to maintain its competitive position it must be able to reduce its prices in order to meet reductions in rates by others, a decrease in the rates charged by others for long distance services could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company must generally price its toll services at levels equal to or below the retail rates established by the LECs for their own short-haul and long-haul rates. To the extent the LECs are able to reduce the margin between the access costs charged to the Company and the retail toll prices charged by the LECs, either by increasing access costs or lowering retail toll rates (or both), the Company will encounter adverse pricing and cost pressures in competing against LECs in both short-haul and long-haul toll markets. See "--Regulatory and Legislative Risks." The Company expects price competition to continue to increase and has observed a recent increase in competition in the casual calling market. A further increase in such competition could have a material adverse effect on the Company's business, financial condition and results of operations, including a reduction in the Company's response rates and higher customer attrition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS AND BILLING AND COLLECTION
AGREEMENTS

  The Company must process millions of call detail records quickly and accurately in order to produce customer bills. The Company's billing information systems are provided by Tel Labs. While the Company believes that its billing and information systems are competitive strengths and will be capable of processing the increased amounts of data that will result from the Company's growth, there can be no assurance that such systems will not require enhancement or substantial investments in the future or that the Company will not encounter difficulties in integrating new technology into the Company's systems or in expanding its systems to meet the needs of its Commercial Division. See "--Recent Rapid Growth; Ability to Manage Growth," "--Expansion of Commercial Division," "Business--Billing and Data Processing" and "-- Network and Operations." In addition, the Company bills its residential casual calling customers through LEC billing and collection agreements, pursuant to which the Company's charges are placed on its customers' monthly local telephone bills. The Company believes that LEC billing and collection is the most effective mechanism for billing and collecting charges from the Company's residential customers, and the loss of agreements covering a significant number of customers could have a material adverse effect on the Company's business, results of operations and financial condition.

AVAILABILITY OF LEASED CAPACITY

  All telephone calls made by the Company's customers are connected via transmission lines leased by the Company from transmission facilities-based long distance carriers that compete with the Company, including AT&T and WorldCom, Inc. ("WorldCom"). The Company's profitability will continue to depend, in part, on its ability to obtain and utilize leased capacity on a cost-effective basis. The Company leases its capacity pursuant to agreements with terms ranging from 18 to 36 months. Accordingly, the Company is vulnerable to changes in its lease arrangements, such as price increases and service cancellations. Although the Company believes that it has and will continue to enjoy favorable relationships with the transmission facilities-based long distance carriers from which the Company leases transmission lines, there can be no assurance that leased capacity will continue to be available at cost-effective rates.

RESPONSE RATES; CUSTOMER ATTRITION

  The Company's business and results of operations are significantly affected by the customer response rates to its direct mailing campaigns, customer minute-usage patterns and by customer attrition rates with respect to its mailing campaigns. The number of new customers who utilize the Company's service in the near term period after a mailing determines the campaign's overall response rate. Customer attrition generally represents the number of customers who utilize the Company's service immediately after a mailing campaign in one month but who fail to use the Company's service in subsequent months. The Company believes that a high level of customer attrition is inherent in the long distance industry. Attrition in the long distance telecommunications industry is generally attributable to a number of factors, including (i) initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs, and the issuance of cash and other forms of customer "win back" incentives and other customer acquisition programs prevalent in the residential long distance market and (ii) the termination of service for non-payment. The Company typically experiences higher customer attrition in the first few months following a specific mailing as a significant number of customers sample the Company's casual calling service. While remailings and additional marketing efforts in its existing markets are important components of the Company's growth strategy, the Company recognizes that it may eventually reach a point in its existing markets, at which the Company determines that it is no longer cost-effective to target customers in such markets with its direct mail marketing strategy. There can be no assurance that the Company's customer attrition rate will not increase or that its response rate or customer minute-usage pattern will not decrease. An increase in the Company's attrition rate or a decrease in the Company's response rate or customer minute-usage pattern could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

REGULATORY AND LEGISLATIVE RISKS

  Regulations, regulatory actions and court decisions have had, and in the future may have, both positive and negative effects on the Company and its ability to compete. The recent trend in both federal and state regulation of telecommunication service providers has been in the direction of lessened regulation. However, the general recent trend toward lessened regulation has also given AT&T, the largest long distance carrier in the U.S., increased pricing flexibility that has permitted it to compete more effectively with smaller long distance carriers, such as the Company. In addition, the 1996 Telecommunications Act has opened the Company's markets to increased competition. See "--Increasing Competition." There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company. See "Business--Regulation."

  The Company is currently subject to federal and state government regulation of its long distance telephone services. The FCC and relevant state public service commissions ("PSCs") have the authority to regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's services are provided. In general, neither the FCC nor the relevant state PSCs exercise direct oversight over cost justification for the Company's services or the Company's profit levels, but either or both may do so in the future. However, the Company is required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of services provided. The Company generally is also required to obtain certification from the relevant state PSC prior to the initiation of intrastate service, and is required to maintain a certificate issued by the FCC in connection with the provision of international services. Any failure to maintain proper federal and state tariffing or certification or any difficulties or delays in obtaining required authorization could have a material adverse effect on the Company.

  To originate and terminate calls in connection with providing their services, long distance carriers such as the Company must purchase "access" from the LECs or CLECs. Access charges represent a significant portion of the Company's cost of services and, generally, such access charges are regulated by the FCC. The FCC has informally announced that it intends, in the near future, to undertake a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. Under alternative access charge rate structures being considered by the FCC, LECs would be permitted to allow volume discounts in the pricing of access charges. While the outcome of these proceedings is uncertain, if these rate structures are adopted many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors.

  The FCC and certain state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control and corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of the Company.

  In addition, the Company's usage of its CIC Codes is regulated by the FCC. Because all of the available three digit CIC Codes, such as those used by the Company, have already been allocated, applicants for new CIC Codes are now issued four digit codes. The FCC currently is conducting a rule making proceeding in which it has proposed to require all carriers currently using three digit CIC Codes, including the Company, to switch to four digit CIC Codes. The FCC has not taken final action in this proceeding and has not determined the date on which the carriers currently using three digit CIC Codes will be required to switch to four digit CIC Codes. The

Company is unable to determine what effect a switch to new four digit CIC Codes would have on its business and results of operations. See "Business-- Industry Overview."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's quarterly operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, including the timing of direct mail marketing campaigns, general economic conditions, specific economic conditions in the telecommunications industry, the effects of governmental regulation and regulatory changes, user demand, capital expenditures and other costs relating to the expansion of operations, the introduction of new services by the Company or its competitors, the mix of services sold and the mix of channels through which those services are sold, the provision for bad debt expense, charges associated with the commissioning of new switches, pricing changes and new service introductions by the Company and its competitors and prices charged by the Company's facilities-based transmission line suppliers. Certain of these factors are outside of the Company's control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of its management team, as well as its technical, marketing and sales personnel. While certain of the Company's employees have entered into employment agreements with the Company, the Company's employees may voluntarily terminate their employment with the Company at any time. The Company's success also will depend on its ability to continue to attract and retain qualified management, marketing, technical and sales personnel. The process of locating such personnel with the combination of skills and attributes required to carry out the Company's strategies is often lengthy. Competition for qualified employees and personnel in the telecommunications industry is intense and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the telecommunications industry. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel. The Company does not carry key man life insurance on any of such executives or personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's results of operations, development efforts and ability to expand. See "Management."

CONTROL OF COMPANY BY PRINCIPAL SHAREHOLDERS

  After completion of the Offerings and the Reorganization, the directors and executive officers of the Company will own in the aggregate approximately 57% of the then outstanding Common Stock (approximately 55% if the U.S. Underwriters' and the Managers' over-allotment options are exercised). Accordingly, if they choose to do so, management acting as a group will have the power to amend the Company's Restated Articles of Incorporation (the "Articles"), elect all of the directors, effect fundamental corporate transactions such as mergers, asset sales and the sale of the Company and otherwise direct the Company's business and affairs, without the approval of any other shareholder. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock--Certain Provisions of the Company's Articles and Bylaws."

RELATED PARTY TRANSACTIONS

  The Company has entered and, in connection with the Offerings, will enter, into business transactions with certain of its principal shareholders, including the acquisitions of LDWC and Tel Labs. Although the Company may continue to enter into such transactions in the future, its policy is not to enter into transactions with related persons unless the terms thereof are at least as favorable to the Company as those that could be obtained from unaffiliated third parties and are approved by a majority of disinterested directors. See "Certain Transactions."

IMPACT OF INCREASED POSTAGE AND PAPER COSTS

  Direct mail is the primary marketing vehicle for the Company's residential services. Postage and paper costs are significant expenses in the operation of the Company's business. There can be no assurance that the Company will be able to pass on any significant postage and paper cost increases to its customers. Additionally, strikes or other service interruptions associated with the production or delivery of the Company's direct mail could adversely affect the Company's ability to market services on a timely basis. Any increases in postage or paper costs or substantial service interruptions in the production or delivery of the Company's direct mail could have an adverse effect on the Company's operating results.

RISKS ASSOCIATED WITH ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

  In furtherance of its business strategy, the Company may enter into strategic alliances with, acquire assets or businesses from, or make investments in, companies that are complementary to its current operations. The Company has no present commitments or agreements with respect to any such strategic alliance, investment or acquisition. Any such future strategic alliances, investments or acquisitions would be accompanied by the risks commonly encountered in such transactions. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the companies, the potential disruption of the Company's ongoing business, costs associated with the development and integration of such operations, the inability of management to maximize the financial and strategic position of the Company by the successful incorporation of licensed or acquired technology into the Company's service offerings, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management. In addition, the Company may experience higher customer attrition with respect to customers obtained through acquisitions.

ANTITAKEOVER CONSIDERATIONS

  The Company's Articles and Amended and Restated Bylaws (the "Bylaws") include certain provisions which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company without the approval of the Company's Board of Directors. Such provisions may also render the removal of directors and management more difficult. Among other things, the Company's Articles and/or Bylaws: (i) provide for a classified Board of Directors serving staggered three-year terms, (ii) impose restrictions on who may call a special meeting of shareholders, (iii) include a requirement that shareholder action be taken only by unanimous written consent or at shareholder meetings and (iv) specify certain advance notice requirements for shareholder nominations of candidates for election to the Board of Directors and certain other shareholder proposals. In addition, the Board of Directors, without further action by the shareholders, may cause the Company to issue up to 15,000,000 shares of preferred stock, no par value per share (the "Preferred Stock"), on such terms and with such rights, preferences and designations as the Board of Directors may determine. Issuance of such Preferred Stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of the Company. Further, certain "antitakeover" provisions of the Virginia Stock Corporation Act impose restrictions on the ability of a third party to effect a change in control of the Company and may be considered disadvantageous by a shareholder. See "Description of Capital Stock--Preferred Stock," "--Certain Provisions of the Company's Articles and Bylaws," and "-- Virginia Stock Corporation Act; Antitakeover Effects." Certain federal and state regulations requiring prior approval of transfers of control may also have the effect of delaying, deterring or preventing a change in control of the Company. See "--Regulatory and Legislative Risks" and "Business-- Regulation."

ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to the Offerings, there has been no public market for the Common Stock. Although the Common Stock has been approved for trading on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be maintained after the Offerings. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company and the representatives of the U.S. Underwriters and the Managers and may not be indicative of the market price of the Common Stock after the Offerings. For a description of the factors considered in determining the initial public offering price, see "Underwriting." The market price of the Common Stock may be highly volatile. Factors such as fluctuation in the Company's operating results, announcements of technological innovations or new products or services by the Company or its competitors, changes in the regulatory framework or in the cost of long distance service or other operating costs and changes in general market conditions may have a significant effect on the market price of the Common Stock.

DILUTION TO PURCHASERS OF COMMON STOCK

  Investors purchasing shares of Common Stock in the Offerings will experience an immediate dilution in net tangible book value of their shares of Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial numbers of shares of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and make it more difficult for the Company to raise funds through equity offerings in the future. Several of the Company's principal shareholders hold a significant portion of the Company's outstanding Common Stock and a decision by one or more of these shareholders to sell their shares pursuant to the exercise of registration rights, Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise, could materially adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders" and "Description of Capital Stock--Registration Rights of Certain Holders."

  Upon completion of the Offerings, the Company will have outstanding 34,103,836 shares of Common Stock and 2,863,135 shares of Common Stock subject to stock options granted under the Company's 1994 Amended and Restated Stock Option Plan (the "Stock Option Plan"). Of such outstanding shares, the 8,700,000 shares of Common Stock to be sold in the Offerings (together with any shares sold upon exercise of the U.S. Underwriters' and Managers' over-allotment options) will be freely tradeable without restriction or further registration under the Securities Act, except for any shares held by "affiliates" of the Company. The remaining 25,403,836 outstanding shares of Common Stock will be deemed "restricted securities" under the Securities Act and will be available for public sale if such shares are registered under the Securities Act or sold in compliance with Rule 144. Of such restricted securities, 24,122,054 shares are held by "affiliates" of the Company and will be eligible (subject to the 180-day lock-up described below) for sale after the Offerings in the public market pursuant to, and in accordance with the volume, manner of sale and other conditions of Rule 144. The Securities and Exchange Commission (the "Commission") has recently proposed amendments to Rule 144 that would shorten by one year the holding periods applicable to restricted securities, which could result in resales of the 1,281,782 restricted securities held by non-affiliates of the Company sooner than would be the case under Rule 144 as currently in effect. Certain shareholders have registration rights with respect to 25,118,753 shares of Common Stock which are restricted securities. See "Shares Eligible for Future Sale."

  The Company, its executive officers and directors and the Selling Shareholders who continue to own shares upon completion of the Offerings have agreed that, subject to certain limited exceptions, for a period of 180 days after the date of this Prospectus, they will not, directly or indirectly, offer to sell, sell, hypothecate, pledge or otherwise dispose of any shares of Common Stock (or securities convertible into, exchangeable for or exercisable for or evidencing the right to purchase any shares of Common Stock), without the prior written consent of Bear, Stearns & Co. Inc. See "Underwriting."

  Promptly following the Offerings, the Company intends to register on Form S-8 under the Securities Act approximately 7,500,000 shares of Common Stock issuable under options granted or to be granted under the Stock Option Plan. As a result, any shares issued upon exercise of outstanding options will be eligible for sale in the public market beginning on the effective date of such registration statement, other than shares acquired by individuals subject to the foregoing lock-up. See "Shares Eligible for Future Sale" and "Management-- Amended and Restated 1994 Stock Option Plan."

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offerings are estimated to be approximately $90.0 million ($109.2 million if the U.S. Underwriters' and Managers' over-allotment options are exercised in full). The Company expects to use the net proceeds from the Offerings to repay all outstanding indebtedness under its revolving credit facility with Signet Bank, as administrative agent (the "Credit Facility"). The Credit Facility, which expires on January 24, 1998, bears interest at a floating rate, based on LIBOR, which was approximately 7.5% at May 31, 1996. As of May 31, 1996, $43.3 million of indebtedness was outstanding under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Of the remaining proceeds, approximately $15.6 million will be used to repay outstanding amounts under the Company's existing capital leases and the balance for working capital and general corporate purposes, including the expansion of the Company's Commercial Division. The Company may use a portion of the net proceeds from the Offerings to further its business strategy through strategic alliances with, investments in, or acquisitions of, companies that are complementary to the Company's operations. See "Business-- Business Strategy." The Company has no current pending acquisitions and is not currently engaged in negotiations with respect to any potential acquisitions, other than the acquisition of Tel Labs in the Reorganization. Pending application, such net proceeds will be invested in short-term, marketable securities. The Company will also receive de minimis proceeds upon the exercise of the Signet Warrant by one of the Selling Shareholders. See "Shares Eligible for Future Sale" and "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

                                DIVIDEND POLICY

  The Company currently intends to retain all future earnings for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment in the future of any cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the earnings, capital requirements and financial position of the Company, existing and/or future loan covenants and general economic conditions. Under the terms of the Credit Facility, the Company and its subsidiaries are restricted from declaring, making or paying any distributions except in certain limited circumstances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  The Company's pro forma net tangible book value as of March 31, 1996 would have been $18.9 million, or $0.69 per share. Pro forma net tangible book value per share represents the total amount of tangible assets of the Company, less the total amount of liabilities of the Company, divided by the number of shares of Common Stock outstanding on a fully diluted basis, in each case after giving pro forma effect to the Reorganization, as if it had occurred on March 31, 1996, the exercise of the Signet Warrant for 682,082 shares of Common Stock, the exercise of options for 112,996 shares of Common Stock concurrently with the Offerings. After giving effect to the sale by the Company of the 6,100,000 shares of Common Stock offered hereby (at an assumed public offering price of $16 per share), less estimated underwriting discounts and commissions and the other estimated expenses of the Offerings payable by the Company, and the application of the estimated net proceeds therefrom the Company's pro forma net tangible book value as of March 31, 1996 would have been $108.9 million, or $3.26 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.57 per share to existing shareholders and an immediate dilution in net tangible book value of $12.74 per share to new investors purchasing shares of Common Stock in the Offerings. The following table illustrates this dilution on a per share basis to the new investors:

     Assumed public offering price per share.....................       $16.00
                                                                        ------
       Pro forma net tangible book value per share at March 31,
        1996..................................................... $0.69
     Increase in net tangible book value attributable to new
      investors.................................................. $2.57
                                                                  -----
     Pro forma net tangible book value per share after giving
      effect to the Offerings....................................       $ 3.26
                                                                        ------
     Dilution per share to new investors.........................       $12.74
                                                                        ======

  The following table sets forth, on a pro forma basis as of March 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the weighted average price per share paid by existing shareholders and by new investors before deducting the underwriting discounts and commissions and estimated expenses of the Offerings payable by the Company:

                                       SHARES                            AVERAGE
                                     PURCHASED      TOTAL CONSIDERATION   PRICE
                                 ------------------ --------------------   PER
                                   NUMBER   PERCENT    AMOUNT    PERCENT  SHARE
                                 ---------- ------- ------------ ------- -------
Existing shareholders........... 27,354,638  81.8%  $ 48,713,720  33.3%   $1.78
New investors...................  6,100,000  18.2%    97,600,000  66.7%   16.00
                                 ----------  -----  ------------  -----
  Total......................... 33,454,638   100%  $146,313,720   100%   $4.37
                                 ==========  =====  ============  =====

  The information in the table above excludes the effect of options to purchase 2,863,135 shares of Common Stock outstanding at July 11, 1996, at exercise prices ranging from $0.67 to $7.53 per share with a weighted average exercise price of $4.88 per share and excludes the exercise of 649,198 options to purchase Common Stock on June 21, 1996 at a weighted average exercise price of $.44. The exercise of any of 1,299,103 outstanding options with exercise prices of less than $3.26 would result in additional dilution to new investors. See "Management--Executive Compensation" and "--Amended and Restated 1994 Stock Option Plan," "Shares Eligible for Future Sale" and "Principal and Selling Shareholders."

                                CAPITALIZATION

  The following table sets forth the cash and capitalization of the Company
(i) as of March 31, 1996, and (ii) on a pro forma basis giving effect to the Reorganization and the issuance and sale by the Company of 6,100,000 shares of Common Stock in the Offerings (at an assumed public offering price of $16 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "Selected Consolidated Historical and Pro Forma Financial Data," "Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                      AS OF MARCH 31, 1996
                                                --------------------------------
                                                                      PRO FORMA
                                                HISTORICAL PRO FORMA AS ADJUSTED
                                                ---------- --------- -----------
                                                         (IN THOUSANDS)
Cash and cash equivalents.....................   $ 1,300   $  2,001   $ 37,564
                                                 =======   ========   ========
Current portion of capital lease obligations..   $ 3,163   $  3,163   $    --
Long-term debt, net of current portion:
  Credit Facility(1)..........................    38,634   $ 38,634   $    --
  Capital lease obligations(1)................    12,640   $ 12,640   $    --
                                                 -------   --------   --------
Total long-term debt..........................    51,274     51,274        --
Shareholders' equity:
  Preferred Stock, no par value; 15,000,000
   shares authorized; no shares issued or
   outstanding................................   $   --    $    --    $    --
  Common Stock, no par value; 150,000,000
   shares authorized; 20,864,100 shares issued
   and outstanding, historical; 27,354,638
   issued and outstanding, pro forma(2);
   33,454,638 issued and outstanding, pro
   forma as adjusted..........................        25     47,843    137,843
Retained earnings.............................    15,676     15,676     15,676
                                                 -------   --------   --------
Total shareholders' equity....................   $15,701   $ 63,519   $153,519
                                                 =======   ========   ========
    Total capitalization......................   $70,138   $114,793   $153,519
                                                 =======   ========   ========

- --------

(1) At May 31, 1996, approximately $43.3 million was outstanding under the Credit Facility and $15.6 million was outstanding under capital leases. After giving effect to the Offerings and the application of the net proceeds therefrom, the Company would have had $65.0 million of availability under the Credit Facility which can be borrowed (subject to borrowing base limitations) to finance working capital requirements and for general corporate purposes.

(2) Excludes 2,863,135 shares of Common Stock issuable upon the exercise of options outstanding on the date hereof at a weighted average exercise price of $4.88 per share and the exercise of 649,198 options exercised on June 21, 1996. Includes 112,996 additional options outstanding on the date hereof which are expected to be exercised concurrently with the Offerings at a weighted average exercise price of $2.12 per share and 682,082 shares of Common Stock issuable upon the exercise of the Signet Warrant at a nominal exercise price. See "Shares Eligible for Future Resale."

         SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following table sets forth certain consolidated financial information for the Company for the periods ended December 31, 1993, 1994 and 1995, which have been derived from the Company's audited consolidated financial statements and notes thereto included elsewhere in this Prospectus and pro forma information reflecting the Offerings and the Reorganization. The financial information set forth below for the three-month periods ended March 31, 1995 and 1996 has been derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the full year. The following financial information should be read in conjunction with "Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                         PERIOD FROM     YEAR ENDED DECEMBER 31,     THREE MONTHS ENDED MARCH 31,
                         INCEPTION(1) ------------------------------ ----------------------------
                           THROUGH       HISTORICAL      PRO FORMA,     HISTORICAL    PRO FORMA,
                         DECEMBER 31, -----------------  AS ADJUSTED ---------------- AS ADJUSTED
                             1993      1994     1995      1995 (2)    1995     1996    1996 (2)
                         ------------ ------- ---------  ----------- ------- -------- -----------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER MINUTE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Revenues, net...........   $ 1,135    $44,707 $ 215,376   $217,011   $45,277 $ 91,928   $92,392
 Cost of services.......       993     27,736   133,728    134,384    28,079   54,730    55,005
Gross margin............       142     16,971    81,648     82,627    17,198   37,198    37,387
 Selling, general and
  administrative........     1,310     12,018    55,936     56,118    10,186   27,863    27,605
 Depreciation and amor-
  tization..............        54        496     3,326      5,006       452    1,433     1,856
Operating income
 (loss).................    (1,222)     4,457    22,386     21,503     6,560    7,902     7,926
 Interest expense.......        25        897     2,952        --        591    1,066       --
 Other income (ex-
  pense)................       --          15       (92)       (68)        4       13        57
 Provision for income
  taxes.................       --       1,432     7,531      9,046     2,326    3,135     3,743
 Minority interest......       --         137     1,046        --        109      433       --
Net income (loss).......   $(1,247)   $ 2,006 $  10,765   $ 12,389   $ 3,538 $  3,281   $ 4,240
Net income (loss) per
 share(3)(4)............              $  0.07 $    0.38   $   0.38   $  0.12 $   0.12   $  0.13
Weighted average number
 of shares outstanding
 (in thousands).........               27,129    28,442     32,752    28,434   28,502    32,812
BALANCE SHEET DATA (AT
 PERIOD END):
Cash and cash
 equivalents............   $   140    $   475 $     937                      $  1,300
Total assets............     2,051     33,533    87,124                       108,928
Total debt (including
 capital lease
 obligations)...........     1,559     18,884    44,410                        54,437
Minority interest.......       --         137     1,183                         1,617
Shareholders' equity
 (deficit)..............      (376)     1,655    12,420                        15,701
OTHER OPERATING DATA:
Minutes of use(in
 thousands) (5).........                      1,384,300                       653,123
Revenue per minute of
 use(6).................                      $   0.156                      $  0.141
Cost of services per
 minute of use(7).......                      $   0.097                      $  0.084

- --------

(1) The Company was incorporated in Virginia on July 21, 1993, and commenced operations in November 1993.

(2) Adjusted to give pro forma effect to (a) the Offerings and the application of the proceeds therefrom and (b) the Reorganization. See "Use of Proceeds," "Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- The Reorganization."
(3) See Note 1 of the Notes to Consolidated Financial Statements of the Company for the fiscal years ended December 31, 1995 and 1994.

(4) The net proceeds from the sale of approximately 3,716,000 shares of Common Stock offered by the Company hereby will be used to repay certain indebtedness. Net income per share is calculated assuming that only these shares had been issued and the indebtedness repaid as of the beginning of the period.

(5) Represents billed minutes during the period indicated.

(6) Represents revenues, net, per minute of use for the period divided by minutes of use for the period.

(7) Represents cost of services for the period divided by minutes of use for the period.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The following unaudited pro forma consolidated financial statements have been prepared to give effect to the Reorganization and the Offerings. The unaudited pro forma consolidated statements of income of the Company for the year ended December 31, 1995 and the three months ended March 31, 1996, give effect to the Reorganization and the Offerings as if they occurred on January 1, 1995 and January 1, 1996, respectively. The accompanying unaudited pro forma consolidated balance sheet as of March 31, 1996 has been prepared as if the Reorganization and the sale by the Company of the Common Stock offered hereby were consummated as of that date. The pro forma statements are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances.

  As part of the Reorganization, Telco has purchased all of the outstanding minority interest (44.4%) in LDWC, a 55.6% owned subsidiary of the Company, effective on April 1, 1996 through the exchange of 5,102,125 shares of Telco for 100 shares of LDWC and the conversion of outstanding LDWC options into options to purchase 291,842 shares of the Company's Common Stock, for a total purchase price of approximately $39,984,000. Concurrently with the completion of the Offerings, the Company will purchase all of the outstanding shares of Tel Labs in exchange for 593,334 shares of the Company's Common Stock for a total purchase price of $7,594,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Reorganization" and "Certain Transactions--Long Distance Wholesale Club" and "--Tel Labs."

  Under purchase accounting, the purchase price is allocated to the fair value of the assets and liabilities of acquired entities at the date of acquisition. For purposes of determining the pro forma effect of the LDWC acquisition, the Company's unaudited pro forma consolidated financial statements reflect management's estimate of such allocations based on knowledge gained through its operating control and ownership of 55.6% of LDWC's capital stock. Such allocations with respect to Tel Labs will be finalized based upon continued analysis. As a result, the final allocation of the purchase price for Tel Labs may differ from that set forth in the unaudited pro forma consolidated financial statements. The Company does not expect that the final allocation of the purchase price for Tel Labs will differ materially from the preliminary allocation.

  The unaudited pro forma consolidated financial statements and notes thereto should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. These unaudited pro forma consolidated financial statements and notes thereto are provided for informational purposes only and do not purport to be indicative of the results that would have actually been obtained had the Reorganization and the Offerings been completed on the dates indicated or that may be expected to occur in the future.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                            TELCO     TEL LABS  REORGANIZATION                OFFERINGS       PRO FORMA
                          HISTORICAL HISTORICAL  ADJUSTMENTS      PRO FORMA  ADJUSTMENTS     AS ADJUSTED
                          ---------- ---------- --------------    ---------  -----------     -----------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues, net...........   $215,376    $2,895      $(1,260)(/1/)  $217,011     $  --          $217,011
Cost of services........    133,728       656          --          134,384        --           134,384
                           --------    ------      -------        --------     ------         --------
  Gross margin..........     81,648     2,239       (1,260)         82,627        --            82,627
Operating expenses:
  Selling, general and
   administrative.......     55,936     1,442       (1,260)(/1/)    56,118        --            56,118
  Depreciation and
   amortization.........      3,326        42        1,638 (/2/)     5,006        --             5,006
                           --------    ------      -------        --------     ------         --------
Total operating
 expenses...............     59,262     1,484          378          61,124        --            61,124
                           --------    ------      -------        --------     ------         --------
Operating income........     22,386       755       (1,638)         21,503        --            21,503
Interest expense........      2,952       --           --            2,952     (2,952)(/4/)        --
Other income (expense)..        (92)       24          --              (68)       --               (68)
Income taxes............      7,531       327          --            7,858      1,188 (/4/)      9,046
Minority interest.......      1,046       --        (1,046)(/3/)       --         --               --
                           --------    ------      -------        --------     ------         --------
Net income..............   $ 10,765    $  452      $  (592)       $ 10,625     $1,764         $ 12,389
                           ========    ======      =======        ========     ======         ========
Net income per
 share(/1//1/)..........   $   0.38      n.m.         n.m.        $   0.37       n.m.         $   0.38
Weighted average number
 of
 shares outstanding (in
 thousands).............     28,442      n.m.         n.m.          29,036       n.m.           32,752


The accompanying notes to Unaudited Pro Forma Consolidated Financial Statements
                   are an integral part of these statements.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                            TELCO     TEL LABS  REORGANIZATION              OFFERINGS       PRO FORMA
                          HISTORICAL HISTORICAL  ADJUSTMENTS     PRO FORMA ADJUSTMENTS     AS ADJUSTED
                          ---------- ---------- --------------   --------- -----------     -----------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues, net...........   $91,928     $1,091       $(627)(/1/)   $92,392    $  --           $92,392
Cost of services........    54,730        275         --           55,005       --            55,005
                           -------     ------       -----         -------    ------          -------
  Gross margin..........    37,198        816        (627)         37,387       --            37,387
Operating expenses:
  Selling, general and
   administrative.......    27,863        369        (627)(/1/)    27,605       --            27,605
  Depreciation and
   amortization.........     1,433         13         410 (/2/)     1,856       --             1,856
                           -------     ------       -----         -------    ------          -------
Total operating
 expenses...............    29,296        382        (217)         29,461       --            29,461
                           -------     ------       -----         -------    ------          -------
Operating income
 (loss).................     7,902        434        (410)          7,926       --             7,926
Interest expense........     1,066        --          --            1,066    (1,066)(/4/)        --
Other income (expense)..        13         44         --               57       --                57
Income taxes............     3,135        179         --            3,314       429 (/4/)      3,743
Minority interest.......       433        --         (433)(/3/)       --        --               --
                           -------     ------       -----         -------    ------          -------
Net income..............   $ 3,281     $  299       $  23         $ 3,603    $  637          $ 4,240
                           =======     ======       =====         =======    ======          =======
Net income per
 share(/1//1/)..........   $  0.12       n.m.        n.m.         $  0.12      n.m.          $  0.13
Weighted average number
 of shares outstanding
 (in thousands).........    28,502       n.m.        n.m.          29,096      n.m.           32,812


The accompanying notes to Unaudited Pro Forma Consolidated Financial Statements
                   are an integral part of these statements.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1996

                           TELCO     TEL LABS  REORGANIZATION        PRO      OFFERINGS          PRO FORMA,
                         HISTORICAL HISTORICAL  ADJUSTMENTS         FORMA    ADJUSTMENTS         AS ADJUSTED
                         ---------- ---------- --------------      --------  -----------         -----------
                                                (DOLLARS IN THOUSANDS)
         ASSETS
Current Assets:
  Cash..................  $  1,300    $  461      $   240/(12)/    $  2,001   $ 35,563 /(9)/      $ 37,564
  Accounts receivable,
   trade, net...........    75,999       402          --             76,401        --               76,401
  Prepaid expenses......     1,378         2          --              1,380        --                1,380
  Deferred income tax
   asset................       697       --           --                697        --                  697
  Other.................        66       345         (211)/(5)/         200        --                  200
                          --------    ------      -------          --------   --------            --------
    Total current
     assets.............    79,440     1,210           29            80,679     35,563             116,242
Property, Plant and
 Equipment:
  Leasehold
   improvements.........     1,168       --           --              1,168        --                1,168
  Network equipment.....     5,430       --           --              5,430     19,291              24,721
  Office furniture......     2,194       268          --              2,462        --                2,462
  Network equipment
   under capital lease..    19,291       --           --             19,291    (19,291)                --
  Network facilities
   under development....     5,595       --           --              5,595        --                5,595
  Accumulated
   depreciation.........    (4,886)      (78)         --             (4,964)       --               (4,964)
                          --------    ------      -------          --------   --------            --------
    Total property,
     plant and
     equipment..........    28,792       190          --             28,982        --               28,982
                                                   39,041 /(7)/      45,923        --               45,923
    Other Assets
     (principally
     goodwill)..........       696       583        5,603 /(6)/                    --
                          --------    ------      -------          --------   --------            --------
    Total Assets........  $108,928    $1,983      $44,673          $155,584   $ 35,563            $191,147
                          ========    ======      =======          ========   ========            ========
    LIABILITIES AND
  SHAREHOLDERS' EQUITY
Current Liabilities:
  Capital lease
   obligations, current
   portion..............  $  3,163    $  --       $   --           $  3,163   $ (3,163)/(9)/      $     --
  Excise taxes payable..     1,338       --           --              1,338        --                1,338
  Accounts payable......    12,812        37          --             12,849        --               12,849
  Accrued network access
   and
   transmission
   expense..............    12,605       --           --             12,605        --               12,605
  Other accrued ex-
   penses...............     6,333       315          --              6,648        --                6,648
  Income taxes payable..     2,394       187          --              2,581        --                2,581
  Payable to related
   parties..............       280       --          (211)/(5)/          69        --                   69
                          --------    ------      -------          --------   --------            --------
    Total current
     liabilities........    38,925       539         (211)           39,253     (3,163)             36,090
Long-Term Liabilities:
  Long-term debt........    38,634       --           --             38,634    (38,634)/(9)/           --
  Capital lease
   obligations..........    12,640       --           --             12,640    (12,640)/(9)/           --
  Deferred income
   taxes................     1,411       127          --              1,538        --                1,538
                          --------    ------      -------          --------   --------            --------
    Total long-term
     liabilities........    52,685       127          --             52,812    (51,274)              1,538
                          --------    ------      -------          --------   --------            --------
Minority Interest.......     1,617       --        (1,617)/(3)/(8)/     --         --                  --
Commitments and
 Contingencies..........       --        --           --                --         --                  --
Shareholders' Equity:
  Common stock..........        25         1          240/(12)/      47,843     90,000 /(10)/      137,843
                                                   39,984 /(7)/
                                                    7,594 /(6)/
                                                       (1)/(6)/
  Retained earnings.....    15,676     1,316       (1,316)/(6)/      15,676        --               15,676
                          --------    ------      -------          --------   --------            --------
    Total shareholders'
     equity.............    15,701     1,317       46,501            63,519     90,000             153,519
                          --------    ------      -------          --------   --------            --------
    Total Liabilities
     and Shareholders'
     Equity.............  $108,928    $1,983      $44,673          $155,584   $ 35,563            $191,147
                          ========    ======      =======          ========   ========            ========

The accompanying notes to Unaudited Pro Forma Consolidated Financial Statements
                   are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS:

 (1) Reflects the elimination of intercompany revenues and expenses between Telco and Tel Labs.

 (2) Reflects the amortization of Tel Labs' identified intangibles over a period of five years and goodwill with estimated lives of 15 and 35 years for Tel Labs and LDWC, respectively.

 (3) Reflects the elimination of minority interest in income of LDWC and Telco Development Group of Delaware, Inc. (an 80% owned subsidiary of Telco). The remaining 20% interest is owned by Tel Labs and will be acquired by Telco in connection with the acquisition of Tel Labs in the Reorganization.

 (4) Reflects reduction of interest expense resulting from the repayment of all debt and capital lease obligations with proceeds from the Offerings and an increase in income taxes associated therewith which were calculated at statutory rates.
 (5) Reflects the elimination of intercompany receivables and payables between the Company and Tel Labs.
 (6) Reflects the following pro forma adjustments associated with the purchase of Tel Labs:

   Purchase price: 593,334 shares of Telco Common Stock................ $ 7,594
   Fair value of net assets at March 31, 1996..........................  (1,991)
                                                                        -------
   Excess purchase price............................................... $ 5,603
                                                                        =======
   Estimated allocation:
   Identified intangibles.............................................. $ 1,120
   Goodwill and trained workforce......................................   4,483
                                                                        -------
                                                                        $ 5,603
                                                                        =======

 (7) Reflects the following pro forma adjustments associated with the purchase of LDWC:

   Purchase price: 5,102,125 shares of Telco Common Stock............ $38,416
   Conversion of LDWC options into options to purchase a total of
    291,842 shares of Common Stock...................................   1,568
                                                                      -------
                                                                       39,984
   Fair value of 44.4% of the net assets of LDWC at March 31, 1996...    (943)
                                                                      -------
   Excess purchase price............................................. $39,041
                                                                      =======
   Estimated allocation:
   Goodwill and trained workforce.................................... $39,041
                                                                      =======

 (8) Reflects the elimination of cumulative minority interest in the net assets of LDWC and Telco Development Group of Delaware, Inc. (an 80% owned subsidiary of Telco). The remaining 20% interest is owned by Tel Labs and will be acquired by Telco in connection with the acquisition of Tel Labs in the Reorganization.

 (9) Reflects the following application of net proceeds from the Offerings:

   Offering proceeds................................................... $90,000
   Retirement of long-term debt........................................ (38,634)
   Retirement of capital lease obligations
     Current portion...................................................  (3,163)
     Long-term portion................................................. (12,640)
                                                                        -------
                                                                        $35,563
                                                                        =======

(10) Reflects net proceeds of $90,000 from the Offerings.

(11) Pro Forma, as Adjusted, net income per share is based on the weighted average number of shares outstanding, adjusted to give pro forma effect to the application of proceeds from the Company's sale of approximately 3,716,000 shares of Common Stock, to be used to repay certain indebtedness therefrom. Pro Forma net income per share gives pro forma effect only to the Reorganization.

(12) Reflects proceeds from the exercise of 112,996 options to be exercised concurrently with the Offerings.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion is presented to assist in assessing the changes in financial condition and performance of the Company over the three fiscal years since inception. The following information should be read in conjunction with the financial statements and related notes and other detailed information regarding the Company included elsewhere in this Prospectus and should not be construed to imply management's belief that the results, causes or trends presented will necessarily continue in the future. Certain information contained below and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. See "Risk Factors" for a discussion of important factors which could cause actual results to differ materially from the forward-looking statements contained herein.

OVERVIEW

  The Company is a rapidly growing switch-based provider of domestic and international long distance telecommunications services primarily to residential customers in the United States. The Company, which was formed on July 21, 1993 and commenced operations in November 1993, has expanded its originating service area from Florida to 37 states and the District of Columbia, with switches located in Washington, D.C., Ft. Lauderdale, Florida, Davenport, Iowa, Chattanooga, Tennessee and Austin, Texas. The Company expects that its recently deployed Las Vegas, Nevada, switch will expand the Company's originating service area to an additional 10 contiguous states. Additionally, the Company has made a commitment to install a DEX 600E switch in the New York City metropolitan area during the first quarter of 1997, in order to increase network efficiency. The Company intends to direct mail market to most of the households located in the 48 contiguous United States in 1996.

  The Company's business and results of operations are significantly affected by customer response rates to individual mailing campaigns, customer minute-usage patterns and by customer attrition rates with respect to its mailing campaigns shortly after such campaigns. The number of new customers who utilize the Company's service in the near term period after a mailing defines the campaign's overall response rate. Customer attrition generally represents the number of customers who utilize the Company's service immediately after a mailing campaign in one month but who fail to use the Company's service in subsequent months. Customer attrition is typically highest in the first few months following a specific mailing campaign as a significant number of customers initially sample the Company's casual calling service in response to the mailing. Although the Company experiences monthly attrition in its customer base, the Company's monthly average minute usage per customer typically increases following the attrition of the initial users.

  The Company has experienced significant growth since its inception. The Company's revenues have increased to approximately $215.4 million in 1995 from approximately $44.7 million in 1994, while for the three months ended March 31, 1996, revenues increased to $91.9 million versus $45.3 million for the three months ended March 31, 1995. Although the Company intends to continue to grow rapidly, there can be no assurance that the growth experienced by the Company will continue. The Company believes that its further growth is dependent in part on its diversification into other distribution channels and product categories. A key element of the Company's strategy is the development of a direct sales force for its Commercial Division which will target business customers to more fully utilize its network's daytime capacity. See "Risk Factors--Recent Rapid Growth; Ability to Manage Growth," "--Expansion of Commercial Division," "--Availability of Leased Capacity," "--Increasing Competition," "--Response Rates; Customer Attrition " and "--Regulatory and Legislative Risks."

  The Company's revenues consist of sales revenues for long distance usage less related bad debt expenses. The Company accrues for bad debt at varying percentages of revenue, based on the higher of actual bad debt experience or the contracted amount withheld pursuant to the Company's LEC billing and collection agreements. The Company records an allowance for amounts which it estimates will be unbillable or uncollectible, which allowance reduces gross revenues. For the three months ended March 31, 1996, the Company reduced its revenue by approximately $7.8 million for amounts related to bad debt accruals and charges.

  The Company's cost of services consists of transmission and installation expenses. The majority of transmission expenses consist of payments to LECs for local access charges. The remainder of the transmission expenses are fixed cost facilities lease payments to facilities-based carriers for leased transmission lines and payments to other long distance providers for the Company's off-network and international traffic. For the month ended May 31, 1996, 100% of the Company's "1 plus" traffic minutes were originated on the Company's switch-based network and approximately 82% of its domestic traffic minutes were terminated on the network. With the installation of its Las Vegas switch, and the incurrence of installation charges relating to the markets served by that switch, the Company believes that its ongoing installation charges will be reduced. Efficiencies attributable to the expansion of the Company's network have enabled the Company to increase its revenues at a declining cost per minute of use.

  The Company's operating expenses consist primarily of mail marketing expenses, depreciation, customer service, billing service, data processing and other general corporate overhead items. Mail and other marketing expenses, billing service and data processing are almost exclusively variable expenses while customer service has both a variable and fixed component. The Company expenses all mail and other marketing and telemarketing/customer service costs related to casual calling in the period in which they are incurred.

  Billing service expense consists of payments made to LECs under billing and collection agreements which enable the Company to include its charges on its customers' monthly local telephone bills and take advantage of the LECs' extensive collections infrastructure. The Company's back office and billing support are provided by Tel Labs. The majority of the Company's depreciation expense is related to network equipment and facilities, all of which is depreciated for financial accounting purposes over a five-year period. The Company anticipates increased amortization expense due to the goodwill created in connection with the Company's acquisition of Tel Labs and its acquisition of the remaining minority interest in LDWC. In addition, the Company expects to incur significant expenses and negative cash-flows for its Commercial Division as it expands its direct sales force and builds its customer base. The start-up costs relating to its Commercial Division are expected to reduce the Company's consolidated net income at least through 1997. See "Risk Factors--Recent Rapid Growth; Ability to Manage Growth" and "--Expansion of Commercial Division. "

  The Company's quarterly operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, including the timing of direct mail marketing campaigns, the installation of new switches, the provision for bad debt expense, pricing changes and the expansion of operations. See "Risk Factors--Potential Fluctuations in Quarterly Operating Results" and "--Quarterly Results of Operations" below.

THE REORGANIZATION

  Prior to April 1, 1996, LDWC was a 55.6%-owned subsidiary of the Company; the remaining 44.4% was held by Thomas J. Cirrito, President of the Consumer Division and a director of the Company, and two of his children. On April 1, 1996, the Company agreed to acquire the remaining 44.4% interest in LDWC in exchange for the issuance of 5,102,125 shares of the Company's Common Stock. In connection with the transaction, options issued pursuant to the LDWC stock option plan were converted into options to purchase 291,842 shares of the Company's Common Stock under the Company's Stock Option Plan. See "Certain Transactions--Long Distance Wholesale Club," "Management," and "Principal and Selling Shareholders."

  Prior to the consummation of the Offerings, all of the issued and outstanding capital stock of Tel Labs was owned by Henry G. Luken, III, the Company's Chairman of the Board, Bryan K. Rachlin, the Company's Chief Operating Officer, Secretary and General Counsel, and two employees of Tel Labs. Concurrently with the consummation of the Offerings, the shareholders of Tel Labs will exchange their shares in Tel Labs for a total of 593,334 shares of the Company's Common Stock. See "Certain Transactions--Tel Labs," "Management" and "Principal and Selling Shareholders."

  The Reorganization is being accounted for using the purchase method of accounting which results in the revaluation of acquired assets and liabilities to their estimated fair market values. These adjustments are expected to increase depreciation and amortization expense by approximately $1.6 million annually.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain financial data as a percentage of revenues.

                                          PERCENTAGE OF REVENUES
                                 ---------------------------------------------
                                                               THREE MONTHS
                                 YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                 ---------------------------  ----------------
                                   1993      1994     1995     1995     1996
                                 --------   -------  -------  -------  -------
Revenues, net...................    100.0%    100.0%   100.0%   100.0%   100.0%
Cost of services................     87.5      62.0     62.1     62.0     59.5
                                 --------   -------  -------  -------  -------
Gross margin....................     12.5      38.0     37.9     38.0     40.5
Operating expenses:
  Selling, general and adminis-
   trative......................    115.3      26.9     26.0     22.5     30.3
  Depreciation and
   amortization.................      4.8       1.1      1.5      1.0      1.6
                                 --------   -------  -------  -------  -------
Operating income................   (107.6)     10.0     10.4     14.5      8.6
Interest and other..............      2.2       2.0      1.4      1.3      1.2
Income taxes....................      --        3.2      3.5      5.1      3.4
                                 --------   -------  -------  -------  -------
Net income......................   (109.8%)     4.5%     5.0%     7.8%     3.6%
                                 ========   =======  =======  =======  =======

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

  Revenues. Revenues increased 103%, or $46.6 million, from $45.3 million for the three months ended March 31, 1995 to $91.9 million for the three months ended March 31, 1996. The increase in revenues was due primarily to an increase in billed customer minutes both from the casual calling and wholesale distribution channels. The casual calling revenue growth is largely the result of a significant increase in the amount of mail marketing sent by the Company during both the three months ended December 31, 1995 and the three months ended March 31, 1996.

  The Company expanded its mail marketing during the three months ended March 31, 1996 into areas served by the three switches deployed by the Company during 1995. In addition, the Company sent significant mail into Florida in anticipation of the winter season, as well as into New York and Massachusetts. During the three months ended March 31, 1996, the Company began to experiment with radio advertising to augment mail campaigns in specific geographical markets. Additionally, during this period the Company entered 12 new states with the Dial & Save brand and 6 new states with the Long Distance Wholesale Club brand. The Company's offsets to revenues increased during the three months ended March 31, 1996 compared to the three months ended March 31, 1995 both as a percentage of revenue and in the aggregate due to increased billed customer minutes and increases in accruals for bad debts principally in new geographic areas where LECs require a higher holdback percentage.

  Cost of Services. Cost of services increased 95%, or $26.6 million, from $28.1 million for the three months ended March 31, 1995, to $54.7 million for the three months ended March 31, 1996. $26.0 million of this increase was attributable to direct costs relating to LEC access charges and from the Company's transmission of on-net and off-net traffic, all of which increased primarily as a result of the increase in the Company's billed minutes of use but was partially offset by a decrease in per minute cost. The cost per minute decrease was largely the result of a higher percentage of on-net traffic coupled with greater network efficiencies and improved off-net pricing.

  Gross Margin. Gross margin increased 116%, or $20 million, from $17.2 million for the three months ended March 31, 1995 to $37.2 million for the three months ended March 31, 1996. As a percentage of revenues, gross margin increased from 38.0% for the three months ended March 31, 1995 to 40.5% for the three months ended March 31, 1996.

  Selling, General and Administrative Expense. Selling, general and administrative expense increased 174%, or $17.7 million, from $10.2 million for the three months ended March 31, 1995 to $27.9 million for the three months ended March 31, 1996. Approximately $9.2 million of this increase was attributable to increases in marketing expenses as the Company increased by approximately 195% the number of mail pieces sent, introduced radio advertising and expanded its telesales marketing department. Additionally, $4.4 million of this increase was due to LEC billing expense primarily related to the increase in the minutes of use, differences in LEC fees and to increased accruals associated with the LDWC subsidiary. As a percentage of revenues, selling, general and administrative expense increased from 22.5% for the three months ended March 31, 1995 to 30.3% for the three months ended March 31, 1996. Percentage increases in marketing and general and administrative expense accounted for the majority of the percentage increase.

  Depreciation and Amortization Expense. Depreciation and amortization expense increased by $0.9 million, from $0.5 million for the three months ended March 31, 1995 to $1.4 million for the three months ended March 31, 1996. As a percentage of revenues, depreciation and amortization expense increased from 1% for the three months ended March 31, 1995 to 1.6% for the three months ended March 31, 1996. These expenses were primarily attributable to depreciation related to the expansion of the Company's switch network.

  Interest Expense. Interest expense increased $0.5 million from $0.6 million for the three months ended March 31, 1995 to $1.1 million for the three months ended March 31, 1996. This increase was due primarily to interest expense associated with borrowings under the Credit Facility primarily to fund working capital and increases in capital leases outstanding as a result of the expansion of the Company's switch network.

  Net Income. Net income decreased $0.2 from $3.5 million for the three months ended March 31, 1995 to $3.3 million for the three months ended March 31, 1996.

1995 COMPARED TO 1994

  Revenues. Revenues increased 382%, or $170.7 million, from $44.7 million in 1994 to $215.4 million in 1995. This increase was due primarily to an increase in billed customer minutes of use from casual calling customers. During 1994, the Company marketed its casual calling services in Florida, five mid-Atlantic states and the District of Columbia. During 1995, the Company expanded its mail campaigns into 21 additional states and conducted remailings in certain states targeted during 1994. The Dial & Save and Long Distance Wholesale Club brands were jointly marketed in two states and nine states during 1994 and 1995, respectively, and in the District of Columbia. The Company's offsets to revenues increased as a percentage of revenues primarily as a result of the increased accruals for bad debt principally related to the Company's expansion into certain geographic areas where LECs require a higher holdback percentage and as a result of an increase in the provision for bad debt expense. See "-- Quarterly Results of Operations."

  Cost of Services. Cost of services increased 382%, or $106.0 million, from approximately $27.7 million in 1994 to approximately $133.7 million in 1995. $102.3 million of this increase was attributable to direct costs relating to LEC access charges and from the Company's transmission of on-net and off-net traffic, all of which increased primarily as a result of the increase in the Company's billed minutes of use. Installation expenses increased from $0.5 million in 1994 to $4.2 million in 1995 primarily as a result of one-time expenses associated with provisioning local network circuits at Company switch facilities brought on-line during 1995. During 1995, the Company deployed three switches, in Austin, Texas, Chattanooga, Tennessee and Davenport, Iowa, while in 1994 the Company deployed one switch in Washington, D.C.

  Gross Margin. Gross margin increased 381%, or $64.6 million, from $17.0 million in 1994 to $81.6 million in 1995, due to the reasons discussed above. As a percentage of revenues, gross margin decreased from 38.0% in 1994 to 37.9% in 1995.

  Selling, General and Administrative Expense. Selling, general and administrative expense increased 365%, or $43.9 million, from $12.0 million in 1994 to $55.9 million in 1995. $28.3 million of this increase was due to increased mail marketing expenses as the Company expanded geographically and remailed to certain existing markets and to increased LEC billing costs which are directly related to the increase in the minutes of use. In addition, customer service expense increased $6.8 million primarily as a result of an increase in customer service personnel required to service the Company's expanding customer base. As a percentage of revenues, selling, general and administrative expense decreased from 26.9% in 1994 to 26.0% in 1995 primarily as a result of operating efficiencies associated with the Company's growth in revenues.

  Depreciation and Amortization Expense. Depreciation and amortization expense increased by $2.8 million, from $0.5 million in 1994 to $3.3 million in 1995. As a percentage of revenues, depreciation and amortization increased from 1.1% in 1994 to 1.5% in 1995. These expenses were primarily attributable to depreciation related to the expansion of the Company's switch network.

  Interest Expense. Interest expense increased $2.1 million from $0.9 million in 1994 to $3.0 million in 1995. This increase was due primarily to interest expense associated with borrowings under the Credit Facility used primarily to fund working capital requirements and increases in capital leases outstanding as a result of the expansion of the Company's switch network.

  Net Income. Net income increased $8.8 million from $2.0 million in 1994 to $10.8 million in 1995.

1994 COMPARED TO 1993

  Revenues. Revenues increased $43.6 million, from $1.1 million in 1993 to $44.7 million in 1994. The Company commenced operations in November 1993 and marketed in southern and central Florida. During 1994, the Company expanded its mail campaigns to additional areas of Florida, and began marketing in Maryland, Virginia, Delaware, New Jersey, Pennsylvania and the District of Columbia. In addition, 1994 revenues include revenues of LDWC, in which the Company acquired a 55.0% ownership interest in 1994.

  Cost of Services. Cost of services increased $26.7 million, from $1.0 million in 1993 to $27.7 million in 1994. This increase is consistent with the growth in billable minutes.

  Gross Margin. Gross margin increased $16.9 million, from $0.1 million in 1993 to $17.0 million in 1994. As a percentage of revenues, gross margin increased from 12.5% in 1993 to 38.0% in 1994.

  Selling, General and Administrative Expense. Selling, general and administrative expense increased $10.7 million, from $1.3 million in 1993 to $12.0 million in 1994. As a percentage of revenues, selling, general and administrative expense decreased from 115.3% in 1993 to 26.9% in 1994.

  Depreciation and Amortization Expense. Depreciation and amortization expense increased by $0.4 million, from a de minimis amount in 1993 to approximately $0.5 million in 1994.

  Interest Expense. Interest expense increased $0.9 million from a de minimis amount in 1993 to $0.9 million in 1994. This increase was primarily due to interest expense associated with borrowings under the Credit Facility and to increases in capital leases outstanding.

  Net Income. Net income increased $3.2 million from a net loss of approximately $1.2 million in 1993 to approximately $2.0 million in 1994.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited quarterly financial data for each of the quarters within the twelve months ended December 31, 1994, the twelve months ended December 31, 1995 and the three months ended March 31, 1996. This quarterly information has been derived from and should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus, and, in management's opinion, reflects all adjustments (consisting only of normal recurring adjustments, except as described below) necessary for a fair presentation of the information for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                  YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------------------------------
                                       1994                                1995                    1996
                          ----------------------------------  ----------------------------------  -------
                           FIRST   SECOND    THIRD   FOURTH    FIRST   SECOND    THIRD   FOURTH    FIRST
                          QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER
                          -------  -------  -------  -------  -------  -------  -------  -------  -------
                           (IN THOUSANDS, EXCEPT REVENUE AND COST OF SERVICES PER MINUTE OF USE
                                                    AND SELECTED DATA)
STATEMENT OF
 OPERATIONS DATA:
Revenues, net...........  $3,385   $4,925   $7,611   $28,786  $45,277  $47,318  $58,341  $64,440  $91,928
Cost of services........   2,130    3,043    5,031    17,532   28,079   28,416   36,338   40,895   54,730
                          ------   ------   ------   -------  -------  -------  -------  -------  -------
Gross margin............   1,255    1,882    2,580    11,254   17,198   18,902   22,003   23,545   37,198
 Selling, general and
  administrative........     679    1,271    2,288     7,780   10,186   11,692   13,117   20,941   27,863
 Depreciation and
  amortization..........      63       67      146       220      452      540      997    1,337    1,433
                          ------   ------   ------   -------  -------  -------  -------  -------  -------
Operating income
 (loss).................     513      544      146     3,254    6,560    6,670    7,889    1,267    7,902
Interest expense........      44       55      278       520      591      542      783    1,036    1,066
Other income (expense)..     --        13        2       --         4        4      (19)     (80)      13
                          ------   ------   ------   -------  -------  -------  -------  -------  -------
Net income (loss) before
 taxes..................     469      502     (130)    2,734    5,973    6,132    7,087      151    6,849
Provision for income
 taxes..................     188      201      (52)    1,095    2,326    2,388    2,760       58    3,135
Minority interest.......     --       --       --        137      109        9      561      368      433
                          ------   ------   ------   -------  -------  -------  -------  -------  -------
Net income (loss).......  $  281   $  301   $  (78)  $ 1,502  $ 3,538  $ 3,735  $ 3,766  $  (275) $ 3,281
                          ======   ======   ======   =======  =======  =======  =======  =======  =======
SELECTED DATA AS A
 PERCENTAGE OF REVENUES:
Cost of services........    62.9%    61.8%    66.1%     60.9%    62.0%    60.1%    62.3%    63.5%    59.5%
Gross margin............    37.1%    38.2%    33.9%     39.1%    38.0%    39.9%    37.7%    36.5%    40.5%
Selling, general and
 administrative.........    20.1%    25.8%    30.1%     27.0%    22.5%    24.7%    22.5%    32.5%    30.3%
OTHER OPERATING DATA:
 Minutes of use (1).....                                      289,309  295,587  379,153  420,252  653,123
 Revenue per minute of
  use (2)...............                                      $ 0.157  $ 0.160  $ 0.154  $ 0.153   $0.141
 Cost of services per
  minute of use (3).....                                      $ 0.097  $ 0.096  $ 0.096  $ 0.097   $0.084

- --------


(1) Represents billed minutes during the period indicated.

(2) Represents revenues, net, per minute of use for the period divided by minutes of use for the period.

(3) Represents cost of services for the period divided by minutes of use for the period.

  Quarterly revenues increased from approximately $3.4 million in the first quarter of 1994 to approximately $91.9 million in the first quarter of 1996. The growth in revenues from the first to the third quarter of 1994 was primarily due to the Company's expansion of its Dial & Save marketing efforts in Florida and the acquisition of an initial 55.0% interest in LDWC. From the third quarter to the fourth quarter of 1994, revenues increased from $7.6 million to $28.8 million, mainly as a result of mail marketing in Florida, as well as from mail marketing efforts in the mid-Atlantic region following the deployment of the Company's Washington, D.C. switch.

  In the first quarter of 1995, revenues increased to $45.3 million primarily as a result of the expansion of the Long Distance Wholesale Club brand into Massachusetts, remailings for both the Dial & Save and Long Distance Wholesale Club brands in existing territories, and the expansion of the Dial & Save brand into the southwestern United States following the deployment of the Company's Austin, Texas switch. In the second quarter of 1995, revenues increased to $47.3 million from $45.3 million in the first quarter of 1995.

  While the Company achieved substantially increased revenue from mailings in other southwestern states, during the first quarter of 1995 the Company directed a significant portion of its mailing efforts into Texas which experienced below average response rates. The Company attributes its limited success in Texas to the strong market presence in that state of other casual calling companies. The increase in revenues during the second through the fourth quarters of 1995 resulted from the further penetration into the southeast and expansion into the midwest of the Dial & Save brand, and from the expansion of the Company's Long Distance Wholesale Club brand into the mid-Atlantic, southwestern, and, to a limited extent, the midwestern states already served by Dial & Save. The increase in revenues during the fourth quarter of 1995 was partially offset by an increase in the monthly provision for bad debt expense caused by the Company's entry into geographic areas where the LECs require a higher holdback percentage and $1.9 million in bad debt write-offs primarily related to international traffic to Cuba and refunds (which the Company elected to make) from improperly rated New York intrastate long distance calls by LDWC.

  In addition, management believes that the Company's revenues in the fourth quarter of 1995 were limited as a result of constraints on the Company's borrowing capabilities during September 1995, which precluded the Company from conducting any significant mailings during that month, and because the bulk of the Company's mail marketing during the fourth quarter of 1995 was conducted late in the quarter. Since December 31, 1995, the Company has increased its availability under its Credit Facility from $25.0 million to $65.0 million. See "--Liquidity and Capital Resources."

  In the first quarter of 1996, revenues increased to $91.9 million from $64.4 million during the fourth quarter of 1995 due to increased network capacity from the areas served by the two switches in Chattanooga, Tennessee and Davenport, Iowa, combined with mail marketing in areas served by these switches and in other markets both in the first quarter of 1996 and late in the fourth quarter of 1995. During the first quarter of 1996, the Company introduced the Dial & Save brand into 12 additional states, primarily in the southeast and midwest, while LDWC also entered 6 new states, primarily existing Dial & Save states. The Company also targeted several existing markets such as Florida, Pennsylvania and New Jersey with remailing campaigns.

  Gross margin as a percentage of revenues for the nine quarters of 1994, 1995 and 1996 ranged from a low of 36.5% during the fourth quarter of 1995 to a high of 40.5% for the first quarter of 1996, except for the third quarter of 1994 when the gross margin was 33.9%. During the third quarter of 1994, the first period which included the consolidated operations of LDWC, a significant portion of LDWC's traffic was transmitted over a third party network at a materially lower gross margin. During 1994, cost of services included approximately $0.5 million of expenses relating to the installation of switches, of which $0.3 million was expensed during the third quarter. During 1995, such expenses totaled approximately $4.2 million, of which approximately $1.1 million and $1.8 million were expensed during the third and fourth quarters, respectively. During the first quarter of 1996, installation expenses totaled approximately $1.1 million.

  Fixed cost facilities lease expense is another major component of cost of services. During certain time periods, particularly when new switches were being commissioned, facilities lease cost increased well in excess of either revenue growth or the percentage changeover from off-net to on-net traffic. This was particularly apparent during the fourth quarter of 1995, when the facilities lease expense component of cost of services increased over the third quarter by 87% even though revenues increased by 10% and the percentage of domestic on-net traffic increased by 15%.

  The Company's selling, general and administrative expense as a percentage of revenues varied significantly over the nine quarter period due primarily to quarterly fluctuations in mail marketing expenses, the largest component of total marketing expenses. During two particularly heavy mail expense quarters, the fourth quarter of both 1994 and 1995, marketing expense represented 76% and 41%, respectively, of total marketing expenses for the corresponding year. Over the eight quarters ended December 31, 1995 and the quarter ended March 31, 1996, marketing expense represented 46% and 50%, respectively, of total selling, general and administrative expenses. The Company's billing expenses, the next largest selling, general and administrative expense item, have generally decreased as a percentage of revenues due to efficiencies attributable to direct billing and collection agreements with the LECs, along with the benefits of increasing volume discounts. The Company's other selling, general and administrative expenses, mainly customer service and corporate overhead expenses, have continued to decrease as a percentage of revenues due to operating leverage associated with increased sales. The one exception was the fourth quarter of 1995, when bonuses aggregating $1.0 million were paid to the Company's employees. Selling, general and administrative expenses as a percentage of revenues will likely increase for the remainder of 1996 and into 1997 primarily as a result of the start-up expenses associated with the Commercial Division.

LIQUIDITY AND CAPITAL RESOURCES

  Since commencing operations in 1993, the Company has experienced rapid growth, which has required substantial investments in working capital, capital expenditures and mail marketing expenses. The Company initially funded these investments from the sale of Common Stock for aggregate proceeds of $0.9 million and shareholder loans totaling $0.8 million which were repaid in 1994. Net cash used in operating activities was a de minimis amount, $11.9 million and $1.0 million in 1995, 1994 and 1993, respectively, and $7.0 million for the three months ended March 31, 1996. Net cash used in investing activities was $9.8 million, $1.3 million and $0.3 million in 1995, 1994 and 1993, respectively, and $2.3 million for the three months ended March 31, 1996. Net cash from financing activities was $10.3 million, $13.5 million and $1.5 million in 1995, 1994 and 1993, respectively, and $9.6 million for the three months ended March 31, 1996.

  During 1995, the Company's growth in revenue necessitated a significant investment in working capital, particularly in accounts receivable. The need to fund daily operations is caused by the timing difference between the time the Company pays its suppliers and the time it receives payments from the LECs, the payors on the vast majority of the Company's accounts receivable. Additionally, during 1995, the Company funded the commissioning of two switching facilities located in Chattanooga, Tennessee and Davenport, Iowa, provided partial funding for the Las Vegas, Nevada switching facility, expanded switching capacity in existing switching locations and expanded the Company's corporate office. During 1994, the Company funded a significant working capital increase, funded the commissioning of two switching facilities in Washington, D.C. and Austin, Texas and expanded the Company's corporate office.

  In June 1994, the Company obtained a credit facility with Signet Bank, which provided for borrowings of up to $8.0 million. In connection with the establishment of this facility, the Company issued to Signet Media Capital Group, a division of the lender, the Signet Warrant to acquire 2% of the Common Stock of the Company. See "Shares Eligible for Future Sale" and "Principal and Selling Shareholders." During 1994, the facility was amended to increase amounts available for borrowing to $15 million in November and to $25 million in December. During the first quarter of 1996, the Company entered into its current Credit Facility which provides for borrowings from a syndicate of lenders of up to $65 million.

  Borrowings under the Credit Facility are subject to a limitation of 85% of eligible accounts receivable. As of May 31, 1996, approximately $43.3 million was outstanding under the Credit Facility. The Credit Facility terminates in January 1998. Borrowings under the Credit Facility bear interest at LIBOR plus 2% or, at the option of the Company, at the federal funds rate plus 1/2%, provided that borrowings over $60 million bear interest at the higher of the prime rate or the federal funds rate plus 1/2%. The interest rate on the Credit Facility at May 31, 1996 was approximately 7.5%. The Credit Facility is secured by (i) substantially all of the present and future assets of the Company and its subsidiaries; (ii) a pledge of the stock of the Company's subsidiaries; and (iii) a pledge, which will be released upon consummation of the Offerings, of the Company's Common Stock owned by Messrs. Burns and Luken.

  The Credit Facility contains a number of covenants, including, among others, covenants restricting the Company and its subsidiaries with respect to the conduct of business and maintenance of corporate existence, the incurrence of indebtedness, the creation of liens, transactions with affiliates, the consummation of certain merger or consolidation transactions or the sale of substantial assets, the sale of the capital stock of any subsidiary, the making of any investments or acquiring any assets and the making of restricted payments including dividends. In addition, the Credit Facility contains a number of financial covenants, including covenants requiring the Company to maintain (i) a maximum leverage ratio (consolidated debt to consolidated adjusted cash flow which excludes mail marketing expenses) equal to or greater than 2 to 1 for any quarter ending on or before December 31, 1996 and 3.5 to 1 for any fiscal quarter ending after December 31, 1996, and (ii) a minimum interest coverage ratio (consolidated adjusted cash flows to consolidated interest expense which excludes mail marketing expenses) as of the last day of each fiscal quarter of 2.5 to 1. The failure of the Company to satisfy any of the covenants will constitute an event of default under the Credit Facility, notwithstanding the Company's ability to meet its debt service obligations. The Credit Facility includes other customary events of default, including cross defaults to other indebtedness, change of control provisions and certain events including bankruptcy, reorganization and insolvency and judgments in excess of $250,000. An event of default would allow the lenders thereunder to accelerate the maturity of the indebtedness under the Credit Facility and to enforce their security interests.

  The Company leases certain equipment under capital leases, the majority of which are with the Company's primary provider of switching equipment. Capital lease obligations totaled $16.1 million, $3.3 million and $0.8 million at December 31, 1995, 1994 and 1993, respectively, and $15.8 million for the three months ended March 31, 1996. The effective interest expense associated with these leases was approximately 10%. Capital leases have terms ranging from 28 to 60 months. The Company has made capital lease payments of $2.4 million, $1.3 million and a de minimis amount for 1995, 1994 and 1993, respectively, and $0.8 million for the three months ended March 31, 1996. Capital lease principal payments of approximately $3.0 million are expected to be made during 1996 in connection with outstanding capital lease obligations as of March 31, 1996. Messrs. Burns and Luken have guaranteed certain of the Company's obligations under its switching equipment leases.

  In July 1994, the Company acquired a 55.0% interest in LDWC for cash consideration of approximately $135,000. Subsequently, LDWC issued a convertible note to the Company in the aggregate principal amount of $250,000 payable by LDWC. The Company subsequently converted the note into shares of LDWC common stock equal to 0.6% of LDWC's outstanding capital stock. As part of the Reorganization, the Company acquired the remaining 44.4% interest in LDWC in exchange for the issuance of 5,102,125 shares of the Company's Common Stock and will acquire all of the stock of Tel Labs in exchange for 593,334 shares of the Company's Common Stock. See "--The Reorganization," "Certain Transactions--Long Distance Wholesale Club" and "--Tel Labs."

  The Company expects to use a portion of the net proceeds from the Offerings to repay all outstanding borrowings under the Credit Facility and outstanding amounts under the Company's existing capital leases. The Company believes that the estimated net proceeds to be received from the Offerings, together with cash flow generated from operations and borrowings under the Credit Facility, will be sufficient to fund the Company's working capital needs, planned capital expenditures and interest expense for the foreseeable future. The Company has identified approximately $20 million in capital expenditures (including assets acquired under capital leases) which it intends to undertake in 1996, which includes approximately $2.1 million to install the

Company's Las Vegas switching facility. These expenditures consist primarily of amounts for improvements and capacity upgrades to the Company's switching facilities and expenses relating to the deployment of a new switch in the New York City metropolitan area. The actual amount of capital expenditures made in 1996 will depend on numerous factors, including the timing of the Company's future expansion, economic conditions, competition, regulatory developments and the availability of capital. The Company may also require additional financing, which may include public or private debt and equity financings, in the event the Company enters into strategic alliances, acquires assets or businesses or makes investments in furtherance of its business strategy.

SEASONALITY

  The Company's long distance revenue is subject to some seasonal variations due to the fact that residential customer usage is typically higher during the fourth quarter due to holidays, and on weekends and other holidays throughout the year.

NEW ACCOUNTING STANDARD

  In March 1995, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), which the Company adopted as of January 1, 1996. This statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on the Company's current operating environment, adoption of SFAS 121 is not expected to have a material impact.

  In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. Entities may either adopt a "fair value based method" of accounting for an employee stock option as defined by SFAS 123 or may continue to use accounting methods as prescribed by APB (APB) Opinion No. 25, "Accounting for Stock Issued to Employees ("APB Opinion No. 25")." Entities electing to remain with APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied. The accounting requirements of SFAS 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has decided to continue to apply APB Opinion No. 25 for recognition and measurement purposes and make appropriate disclosures in the future in accordance with SFAS 123.

                                   BUSINESS

GENERAL

  Telco is a rapidly growing switch-based provider of domestic and international long distance telecommunication services primarily to residential customers in the United States. Substantially all of the Company's customers access its network by dialing a unique CIC Code before dialing the number they are calling. Using a CIC Code to access the Company's network is known as "casual calling" because customers can use the Company's services at any time without changing their existing long distance carrier. The Company markets its long distance services under two brands, each with a unique CIC
Code: Dial & Save (CIC Code 10457) and the Long Distance Wholesale Club (CIC Code 10297), and prices its services at a discount to the basic "1 plus" rates offered by the three major long distance carriers: AT&T, MCI and Sprint. During May 1996, the Company provided long distance services to approximately
2.6 million customers (switched access lines) in 37 states and the District of Columbia. The Company plans to expand its marketing efforts in these states and to offer service in one additional New England and 10 additional western states during 1996. Since the Company began operations in November 1993, its revenues and net income have grown to approximately $215.4 million and $10.8 million, respectively, for the year ended December 31, 1995, and to $91.9 million and $3.3 million, respectively, for the three months ended March 31, 1996.

  Although casual calling has been in existence since the mid-1980s, only recently have companies such as Telco begun to aggressively pursue this market opportunity. The Company markets its services primarily through direct mail and inbound telesales and marketing, and believes that this marketing strategy enables the Company to attract residential customers in a cost effective manner. Because casual calling customers are not required to cancel or change their presubscribed long distance carrier, the Company believes that aggressive "win-back" and other customer acquisition programs prevalent in the residential long distance market have a limited impact on the Company's business. See "Risk Factors--Response Rates; Customer Attrition."

  The Company bills its casual calling customers through LEC billing and collection agreements which enable the Company to place its charges on the monthly local phone bills of its casual calling customers. The Company has agreements with LECs, including all of the RBOCs, that cover approximately 96% of the switched access lines in the United States. The Company believes that these billing arrangements are the most effective mechanism for billing the Company's residential customers, because of the convenience to its customers of receiving one bill for both local and long distance service and the benefits derived from the LECs' extensive collections infrastructure. The Company's billing information systems and services are provided by Tel Labs, a telecommunications billing company started in 1991 by Telco's Chairman of the Board. During May 1996, Tel Labs processed approximately 98 million call records for 17 telecommunications companies, including Telco. Concurrently with the completion of the Offerings, Telco will acquire all of the outstanding capital stock of Tel Labs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Reorganization."

  To increase its volume of call traffic, Telco has begun to sell its excess daytime capacity on a wholesale basis to other long distance carriers and has created a Commercial Division to target business customers. Because the Company's existing customer base is primarily residential, the majority of calls are handled during off-peak evening and weekend periods.

  The Company's switch-based network currently consists of six DSC DEX 600S, 600 and 600E switches located in Washington, D.C.; Fort Lauderdale, Florida; Davenport, Iowa; Chattanooga, Tennessee; and Austin, Texas with one DEX 600E switch which recently became operational in Las Vegas, Nevada. Additionally, the Company has made a commitment to install a DEX 600E switch in the New York City metropolitan area during the first quarter of 1997. The Company's state-of-the-art digital switching and cross-connect systems are designed to optimize traffic routing and provide for automatic traffic re-routing in the event of a network failure. The Company leases transmission lines from a variety of facilities-based long distance service providers. The Company's sophisticated switch-based network (i) enables it to control proprietary information such as customer call records, and (ii) positions it to take advantage of competitive rates for local access from CLECs, such as MFS and Teleport.

INDUSTRY OVERVIEW

  The U.S. long distance market is dominated by the nation's three largest long distance carriers, AT&T, MCI and Sprint, which, according to a report issued by the FCC in December 1995, together accounted for 83% of the $67.0 billion in aggregate revenues generated by all U.S. long distance carriers in 1994. Other long distance carriers, some with national transmission and marketing capabilities, accounted for the remainder of the market. The U.S. local telecommunications services industry is dominated by the RBOCs, which, according to the 1995 FCC report, together accounted for 83% of the $43.0 billion in aggregate local service revenues generated by all reporting LECs in the U.S. market in 1994. The remaining 17% was accounted for by the GTOCs and other independent LECs. The three largest long distance providers, the RBOCs and certain other carriers own transmission and switching facilities, and are therefore sometimes referred to as facilities-based carriers. Non-facilities-based carriers lease transmission lines from facilities-based carriers and are either switch-based carriers, like the Company, or switchless resellers which rely on third-party carriers for all aspects of call transmission.

  The structure of the telecommunications industry since 1984 has been shaped largely by the AT&T divestiture decree, which required the divestiture by AT&T of its Bell operating companies and divided the country into 201 LATAs (the "AT&T Divestiture Decree"). The 22 Bell operating companies were combined into seven RBOCs and were permitted to provide local telephone service, local access service to long distance carriers and long distance ("intraLATA") service within the LATAs. However, the Bell operating companies were prohibited from providing interLATA long distance service, or service between LATAs. To encourage competition in the long distance market, the AT&T Divestiture Decree and certain regulations of the FCC require most LECs to provide carriers with access to local exchange service that is "equal in type, quality and price" to that provided to AT&T and with the opportunity to be selected by customers as a preferred long distance service provider ("equal access"). According to a 1995 FCC report, as of December 31, 1994, there were 465 long distance carriers purchasing equal access services from LECs in the United States.

  For each long distance call, the originating and terminating LECs charge an access fee to the long distance carrier. The long distance carrier charges its customers a fee for its transmission of the call, a portion of which covers the cost of the access fees charged by the LECs. Access charges represent a significant portion of the Company's cost of services and, generally, such access charges are regulated by the FCC. The FCC has informally announced that it intends, in the near future, to undertake a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. See "Risk Factors--Regulatory and Legislative Risks" and "Business--Regulation."

  Thus, judicial and legislative factors have helped to create a foundation for smaller companies, such as the Company, to emerge as competitive alternatives to the larger facilities-based carriers for long distance services. Equal access, combined with the FCC's policy mandating that carriers not unreasonably restrict resale of their services, allows resellers such as the Company to lease transmission facilities from facilities-based long distance carriers and to offer consumers long distance telecommunications services having the same quality and convenience as those of the facilities-based carriers.

  For policy reasons, equal access was fully implemented for interLATA long distance service only. For intraLATA long distance service, a modified form of equal access was adopted, which enables customers to reach a preferred carrier (other than the customer's LEC) on a call-by-call basis by dialing a CIC Code. Where equal access is available, a customer can reach the preferred carrier by dialing an access code, such as 10XXX, or 950-OXXX (or on a toll-free basis), where XXX is the CIC Code. The use of access codes to reach a preferred long distance carrier has recently gained significant exposure and customer acceptance, as evidenced by marketing campaigns of the larger facilities-based carriers, such as AT&T's "1-800 CALLATT" and MCI's "1-800-COLLECT."

  In view of anticipated exhaustion of all three digit CIC Codes available for assignment to carriers, in April 1994 the FCC initiated a proceeding on the issue and concluded that the expansion of the CIC Codes is important because it increases access to the public switched telephone network by both end users and carriers. The FCC tentatively proposed to expand codes from a three digit (XXX) to a four digit
(XXXX) format, with a transition period of six years, during which both formats could be utilized. After expiration of the transition period, three digit (XXX) CIC Codes, such as the CIC Codes currently used by the Company and other carriers, will no longer be able to be used. Instead, the Company and all other carriers currently using three digit CIC Codes will be assigned new four digit codes to be used after the transition period has expired. Under the four digit format, customers will be required to dial a seven digit Carrier Access Code ("CAC"), or 101XXXX. In contrast, customers currently dial a five digit CAC (or 10XXX) to reach the Company's network. The FCC has not yet acted upon this proposal and has not yet finally determined the length of the transition period. On April 30, 1996, the FCC released a Public Notice in which it requested additional public comment on the issue of the appropriate length of the transition period. Comments and reply comments were filed with the FCC on May 21, 1996 and May 28, 1996, respectively. It is not known when the FCC will take final action in this proceeding or what the length of the transition period will be when finally established by the FCC. However, all of the three digit CIC Codes available for assignment have already been allocated, and commencing in March 1995, Bell Communications Research, Inc., the administrator of the North American Numbering Plan, has only been issuing four digit (XXXX) codes to applicants for new CIC Codes.

  The 1996 Telecommunications Act removed the restrictions concerning the provision of long distance service by the RBOCs and GTOCs, although the RBOCs will need to obtain specific FCC approval and satisfy other conditions, including a checklist of interconnection and other requirements on LECs, prior to providing long distance service in the regions in which they provide local exchange service. See "Risk Factors--Increasing Competition" and "--Regulatory and Legislative Risks."

  In addition to promoting competition in the U.S. long distance telecommunications market, the 1996 Telecommunications Act also opened U.S. local service telecommunication markets to competition by preempting state and local laws to the extent they prevent competitive entry into the provision of any telecommunications service, and by imposing a variety of new duties on LECs to promote competition in local exchange services. Among other requirements, all LECs are required to permit resale of their telecommunications services without unreasonable restrictions or conditions, and on a non-discriminatory basis. The law and its accompanying regulations will enable the Company, upon receipt of all necessary regulatory approvals, to resell local telecommunication services in addition to its long distance services. The bases upon which such local services will be available to carriers such as the Company for resale are to be determined in proceedings of the various state PSCs. Significantly, the 1996 Telecommunications Act mandates that LECs make their services available to resellers at "wholesale rates," defined as retail rates less any marketing, bill collection and other costs that will be avoided by the LEC by providing the wholesale service. The Company believes that the opening of the local telecommunication services market to resellers provides the Company with significant growth opportunities.

BUSINESS STRATEGY

  The Company's strategy is to achieve continued growth by providing a broad array of competitively priced long distance services. The Company's primary objectives in pursuing this strategy are to:

  Continue to Expand the Company's Casual Calling Distribution Channel and Brand Awareness by increasing its direct mail and telesales marketing efforts for both the Dial & Save and Long Distance Wholesale Club brand names. The Company continues to explore innovations within this product line including the use of advertising media that are alternative or complementary to direct mail and the development of casual calling advertising targeting specific affinity groups. The Company's goal in all of these efforts is to increase advertising response rates and customer usage and to lower customer attrition, thereby decreasing customer acquisition costs. During 1996 the Company intends to expand into the 11 remaining contiguous states where it has not yet marketed and to conduct additional marketing and remailings in existing territories. Where possible, the Company may also consider introducing its casual calling services to consumers in foreign markets.

  Expand the Commercial Division to increase its commercial customer base. The Commercial Division's sales strategy is to build its sales force, including direct and independent sales representatives and telesales marketing agents targeting commercial accounts. The Company intends to supplement this sales force with its existing strong customer support functions and field service operations and Tel Labs' direct billing capabilities. Currently, usage of the Company's network occurs mostly during the evenings and on weekends. By increasing the number of commercial customers, the Company intends to more effectively use the significant available daytime capacity of its network.

  Decrease Network Cost per minute of use through the continued expansion and development of the Company's network. A DEX 600E switch recently became operational in Las Vegas, Nevada. Additionally, the Company has made a commitment to install a DEX 600E switch in the New York City metropolitan area during the first quarter of 1997. The Company further intends to continue to add low cost fixed capacity to its network in order to keep pace with the Company's growth and to reduce off-network transmission expenses. To enhance the efficiency of the fixed-cost elements of its network, the Company seeks to increase traffic volume and balance business-driven daytime traffic with night and weekend off-peak traffic from residential customers. Low cost transmission expenses coupled with an expansive network, are expected to provide the Company with the continued ability to grow its existing casual calling distribution segment and to expand into new distribution channels. Such growth may also be facilitated by select strategic alliances, investments or acquisitions as the Company deems appropriate.

  Offer Innovative Products and Services While Leveraging its Network and Operating Infrastructure and Business Information Systems, to meet the needs of the Company's residential and commercial customer base. Tel Labs, a telecommunications billing company, was organized in 1991 by Telco's Chairman. During May 1996, Tel Labs processed approximately 98 million call records for 17 telecommunications companies, including Telco. The Company believes that accurate and sophisticated information systems are critical to growth in the telecommunications industry. Tel Labs provides the Company with the support that will enable the Company to expand its existing customer base and to provide new products and services to its residential and commercial customer base, including the provision of direct bills to commercial customers. Such products and services may also include the resale of local exchange services, voice mail, FAX broadcast, video conferencing and conference calling. The Company believes that its network intelligence, billing and reporting systems enhance the Company's competitive ability and provide a platform for future growth and product expansion.

MARKETING AND SERVICES

  Since it commenced operations in 1993, the Company's primary focus has been residential sales through the marketing of casual calling service. The Company further intends to expand its customer base by adding business customers through its newly formed Commercial Division. A discussion of the Company's service offerings and residential and commercial marketing follows.

  Residential Services. The Company markets its residential casual calling services under the Dial & Save and Long Distance Wholesale Club brand names. The two brands are differentiated by rate structure (LDWC's discount rates vary with the distance of the telephone call, whereas Dial & Save's discount rates do not), and marketing approach (in terms of size, content and color of the mailings). The Company believes that its dual brand strategy heightens market penetration by broadening customer exposure to casual calling and appealing to different segments of the population. Customers access the Company's network by dialing a five digit code before the number they are calling (10457 for Dial & Save; 10297 for the Long Distance Wholesale Club), and therefore are not required to permanently change or cancel their existing long distance carrier in order to use the Company's service. Since inception, the Company has targeted the domestic residential market, with an estimated 110 million households, and typically offers its customers savings off of the basic direct dialed "1 plus" rates charged by AT&T, MCI and Sprint. Approximately 99% of the Company's total customers were residential customers at May 31, 1996. Customers who prefer to access the Company's network by dialing "1 plus" rather than dialing the Company's CIC Codes may select Dial & Save or Long Distance Wholesale Club as their presubscribed long distance carrier. Whether a residential customer dials the Company's access codes or is presubscribed, their calls will appear on the customer's regular monthly local telephone bill.

  The Company markets its residential services primarily through direct mail pieces that seek to educate potential customers regarding casual calling and its benefits. Direct mail is targeted towards residential customers within a specified geographic region and includes a service explanation and dialing instructions, a general pricing comparison, and a set of reminder stickers highlighting the Company's CIC Codes for customers to keep near their telephone.

  Prospective customers do not need to sign-up or call the Company to take advantage of its discounted service offerings upon receiving a mail solicitation from the Company. The Company works with various outside advertising agencies to design the copy and creative components of the direct mail marketing pieces and contracts with various vendors of mail shop and printing services in an effort to ensure that mail is sent out in a timely and cost-effective manner. The Company's data processing resources allow for prompt monitoring of customer long distance usage and permit the Company to carefully measure response rates to its direct mail campaigns. The Company constantly strives to improve response rates by varying the design and components of its direct mail marketing packages, and seeks to engineer the timing of its initial and follow-on direct mail campaigns to maximize response rates and to increase overall market penetration. In addition, the Company has begun to experiment with other media to supplement direct mail.

  The Company has typically targeted new and existing geographical areas for a mailing campaign when its switch network, marketing and back office infrastructure have allowed it to effectively manage incremental growth. Initial mailings to new states are usually sequenced over a time period of several weeks in an effort to ensure proper customer support and efficient call transmission. The Company has periodically conducted subsequent mailings into its existing territory to stimulate incremental usage by new and existing customers, and to build brand awareness. The Company's experience indicates that subsequent mailings into its geographic markets have generated incremental new customer usage, in some cases with response rates equal to initial mailings into such markets.

  The Company's in-bound telesales customer service department is designed to complement the Company's direct mail marketing strategy. Customer Service Representatives ("CSRs") are available 24 hours a day, 7 days a week in order to answer marketing inquiries generated by the Company's marketing campaigns, as well as to support existing customers. CSRs are trained to answer a broad range of inquiries from prospective customers relating to service, pricing, and optional features. See "--Customer Services."

  Commercial Services. In order to provide an additional distribution channel for the Company's telecommunications products and services, the Company has developed and begun to implement a plan to build a direct commercial sales force. In April 1996, the Company hired Stephen G. Canton as the President of its newly formed Commercial Division as part of the Company's plan to sell voice, data, and enhanced telecommunications services to business customers. The Company intends to open regional sales offices throughout the country in order to market these services. The Company's commercial sales agents will market the Company's services through personal contacts which will emphasize customer service, network quality, value-added services, reporting, rating and promotional discounts. As of June 10, 1996, the Commercial Division had opened nine sales offices.

  In addition to competitive rates and a wide variety of products, the Company is able to offer business customers a highly specialized direct bill summary package that includes call summaries by account code, department, employee, project, client, area code, country code, and time-of-day. Customer call management reports are available in the form of hard-copy, magnetic media, or via Internet or bulletin board services.

  In addition to the Company's plan to establish a direct commercial sales force, the Company currently markets basic long distance services on a presubscribed basis to small business customers through direct mail and telemarketing campaigns. The Company markets its "Prime Business" product by including a description of this service in its Dial & Save residential mailings. The Company also markets its Long Distance Wholesale Club brand's business products via a direct mail insert in its LDWC mail campaigns and telesales campaigns which are conducted both by in-house employees and through a contractual arrangement with a third party telesales firm.

  The Company is positioning itself to provide local service using existing telephone lines obtained from incumbent LECs, allowing customers to switch to local service provided by the Company without changing the customer's existing telephone numbers. Accordingly, as of July 12, 1996, the Company has filed with 34 states seeking authorization to resell local exchange telecommunications products and services. The Company has obtained local exchange resale authorization from the State of California and anticipates that it will file applications for authorization to resell local exchange telecommunications services and products in the remaining 15 states.

  Wholesale Services. The Company sells transmission capacity and services to other long distance carriers. Most of the Company's marketing activity in this segment is through limited participation in industry trade shows. The Company believes that the combination of the Company's nationwide network and Tel Labs' data processing resources provides an avenue for continuing growth through the wholesaling of one-stop telecommunications services to long distance resellers. The Company offers a complete package of networking, billing and customer service, eliminating the need for resellers to coordinate with multiple vendors and giving them the ability to obtain all of their long distance services from a single source. Additionally, the Company provides reseller clients with a customized version of the Tel Labs' customer account database software, TelePhone Maintenance system ("PM"). While revenue per minute from wholesale service sales is generally lower than the Company's average sales to end users, the cost of sales and overhead involved in servicing carrier customers is also lower. Moreover, the Company has used this market segment to more effectively utilize its network during the daytime hours, the busiest time of day for many carrier and reseller customers.

  Other Value-Added Services. The Company has introduced and is developing additional value-added services to extend features available to its existing customer base and to attract additional customers. Within the past twelve months, the Company has introduced 800 service and calling card services. In addition, the Company expects to introduce enhanced calling card services, including voice mail and information services, to casual and presubscribed business and residential customers during 1996, and may decide to provide additional services, including the resale of local telecommunications services, paging, cellular and other wireless products and services, Internet access, and other enhanced long distance products such as packet switching, video- conferencing and conference calling.

CUSTOMER SERVICES

  To ensure that in-bound telesales marketing and customer service are always available, the Company's customer service department operates 24-hours a day, 7 days a week to provide full-service support for its residential and commercial customer base and to handle marketing inquiries from potential and existing customers. During the first quarter of 1996, the Company's customer telesales and service department personally responded to approximately 900,000 customer inquiries and service calls.

  As of April 30, 1996, the Company employed approximately 119 CSRs and related customer service personnel. In connection with its mailing campaigns, the Company also employs additional personnel through a temporary employment agency on an ongoing basis, particularly in connection with mass mailings. An intensive one-week training program (including hands-on training in the Company's PM system and computer software, participation in role playing exercises, and monitoring of actual customer calls), as well as regular follow-on training and repeated quality assurance assessments ensure that CSRs are properly prepared to handle customer calls. The Company maintains a relationship with an inbound telemarketing service provider capable of handling incoming customer service calls should the Company's customer telesales and service department become disabled.

  The Company's call centers are equipped with state-of-the-art computer and telecommunications technology. Incoming calls are managed efficiently with the help of a Mitel Phone System, which includes an automatic call distributor and an automated attendant. This high-powered, multi-task system allows for swift management of call queue time, the formation of distinct work groups for different projects, and on-line monitoring of customer service calls for quality assurance purposes. Bilingual CSRs are available during day and evening shifts.

  CSRs use the Company's proprietary PM software which delivers prompt access to accurate, up-to-date customer account information. This customized software is a powerful database which provides CSRs the capability to respond swiftly to customer needs. CSRs are able to issue credits while speaking with a customer, log service trouble tickets for treatment by the Company's Network Control Center, record pertinent customer information into an account memo field to maintain customer history, enter new customers into the database and assign appropriate billing codes. The software also generates actual credit vouchers, as well as letters responding to customer requests for additional stickers and other marketing materials. While Tel Labs has customized the software to accommodate the Company's specific needs, Tel Labs also has made this software available to its other long distance clients.

BILLING AND DATA PROCESSING

  The Company believes that accurate and sophisticated information systems are critical to growth in the telecommunications industry. The Company has dedicated substantial resources to its information systems and believes that the strong growth of its casual calling business is largely attributable to the existence of Tel Labs, back office and billing platform. The Company's information systems enable the Company to (i) monitor and respond to the evolving needs of its customers by developing new and customized services;
(ii) provide sophisticated billing information that can be tailored to meet the requirements of its customer base; (iii) provide high quality customer service; (iv) detect and minimize fraud; (v) verify payables to suppliers; and
(vi) integrate additions to its customer base. The Company believes that its network intelligence, billing and financial reporting systems enhance the Company's competitive ability and provide a platform for future growth and the expansion of its product line.

  Tel Labs processes raw switch data into a format that can be used to produce end-user invoices. During May 1996, Tel Labs processed approximately 98 million call records for 17 telecommunications companies, including Telco. This data processing is executed on specially designed personal computers operating a proprietary software program. Tel Labs receives the Company's raw call records directly from the Company's switches, and prepares them for rating by determining the answer status, originating location, terminating location and mileage. The calls are then rated according to standard rates or according to customer specific rates, if applicable. Rated calls are then sorted depending on which LEC will actually bill the end-user and placed in an industry standard format ("EMI"). Tel Labs then prepares management reports which provide the Company with the total number of calls, minutes and dollars billed during that bill cycle.

  Since its inception, the Company has billed all of its residential traffic through LECs. The Company has entered into billing and collection agreements with LECs, including all of the RBOCs, that cover approximately 96% of the switched access lines in the U.S. These agreements permit the Company to place its customers' call detail records on the customers' regular monthly local phone bill. In addition, by billing through the LECs, the Company benefits from the LECs' extensive collections infrastructure. The Company believes that LEC billing agreements are the most effective mechanism for billing the Company's residential customers because consumers can receive one bill for both local and long distance service. The Company also provides billing clearinghouse services through Tel Labs to other unaffiliated long distance carriers.

  Since April 1995, the Company has contracted with a third party to manage its billing and collection agreements ("Contract Manager"). After receiving rated call records from Tel Labs, the Contract Manager transmits them to the LEC and ensures that incoming and outgoing call records and revenues are properly tracked. The Company is considering managing its own contracts to enable it to realize greater operating efficiencies and more effectively manage its cash flow.

NETWORK AND OPERATIONS

  The Company operates an advanced telecommunications network consisting of six switches, leased transmission lines and sophisticated network management systems designed to optimize traffic routing. The Company's network currently originates traffic in all or some part of 37 states and the District of Columbia, and the Company expects that its Las Vegas, Nevada switch will enable the Company to extend its originating service area to all of the contiguous United States. The Company operates an "open network," meaning that any individual within the Company's originating service area whose LEC provides equal access can access the Company's long distance network by dialing either of the Company's access codes, 10457 or 10297, or by presubscribing to the Company as their long distance service provider. Because customers do not need to register with the Company before accessing its network, the Company must determine capacity needs and install and test circuits before entering a new geographic market.

  The Company's network provides high quality, reliable transmission and switching. The Company's network surveillance capabilities, including self-diagnostic software, generally enable the Company to anticipate and correct problems before they result in service interruption. The Company's technicians monitor the Company's entire network 24 hours a day, 7 days a week, from its Network Control Center in Chantilly, Virginia. To reduce the potential impact of any equipment or transmission failure, the Company can reroute or restore transmissions through the Company's standby transmission facilities or reroute traffic over the networks of other carriers. The Company's technicians also monitor the network for fraud on a real-time basis, using computer systems that detect unusual or high volume calling patterns. The Company has established a second Network Control Center in Austin, Texas to further enhance its monitoring capabilities.

  Switching Facilities. The Company currently operates six DSC DEX 600S, 600 and 600E digital telecommunications switches in Ft. Lauderdale, Florida; Davenport, Iowa; Chattanooga, Tennessee; Austin, Texas; and Washington, D.C., with one DEX 600E switch which recently became operational in Las Vegas, Nevada. Additionally, the Company has made a commitment to install a DEX 600E switch in the New York City metropolitan area by the first quarter of 1997. Switches are digital computerized routing facilities that receive calls, route calls through transmission lines to their destination and record information about the source, destination and duration of the calls. In order for a call to be completed through a switch, there must be two ports available--an incoming port and an outgoing port. For example, if a switch is equipped with 30,000 ports, the switch can accommodate up to 15,000 simultaneous telephone calls. The Company's switches are currently configured with between 13,824 and 36,480 equipped ports. The Company's DEX 600 switch can be expanded to a configuration of 30,720 equipped ports while the Company's DEX 600E switches can be expanded to a configuration of 107,520 equipped ports. The Company continually evaluates the capacity of its switches and in the future may expand its switches' capacity or add new switches in selected markets where the volume of its customer traffic makes such an investment economically viable.

  Leased Transmission Lines. The Company leases transmission lines from a variety of facilities-based and resale long distance carriers. The Company's contracts with these entities typically have terms ranging from 18 to 36 months. The Company supplements its leased "on-network" capacity with "off-net" services from a variety of resale and facilities-based long distance carriers. In addition, the Company does not have any on-network international network arrangements and exclusively resells the network capacity of other resale and facilities-based long distance carriers to international destinations.

  Network Management Systems. Once calls are originated over the Company's circuits, the calls are routed over leased digital, fiber optic transmission facilities to the Company's nearest switch location and then routed on a least-cost basis to either the Company's leased network or to an off-net supplier for termination. The Company utilizes state-of-the-art Digital Access Cross Connect Systems ("DACS") to electronically cross-connect circuits thereby increasing call routing and circuit provisioning efficiency and providing better network monitoring capabilities. The Company has installed Tellabs ABS Titan 5500 3/1 and 530 1/0 DACS equipment on three of the Company's switches. Additional DACS systems are expected to be installed on the remaining switches by the third quarter of 1996. In addition, the Company has configured a large portion of its network with Signaling System 7 Common Channel Signaling ("SS7"). This network protocol reduces connect time delays and provides additional technical capabilities and efficiencies for call routing. The Company is currently in the process of deploying SS7 in additional portions of its network.

COMPETITION

  The telecommunications industry is highly competitive and affected by rapid regulatory and technological change. The Company believes that the principal competitive factors in its business include pricing, customer service, network quality, service offerings and the flexibility to adapt to changing market conditions. The Company's future success will depend upon its ability to compete with AT&T, MCI, Sprint and other carriers (including the RBOCs when approved to enter the long distance market) and other casual calling companies, many of which have considerably greater financial and other resources than the Company.

  The Company believes it competes favorably in its targeted markets, due to its casual calling service and billing services, competitive pricing, high network quality and customer service infrastructure. The Company also believes that its success will depend increasingly on its ability to offer on a timely basis new services based on evolving technologies and industry standards. There can be no assurance that new technologies or services will be available to the Company on favorable terms.

  Regulatory trends have had, and may have in the future, significant effects on competition in the industry. See "--Regulation," "Risk Factors--Legislative and Regulatory Risks" and "--Increasing Competition."

REGULATION

  The services which the Company provides are subject to varying degrees of federal, state and local regulation. The FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications common carriers to the extent that they involve the provision, origination or termination of jurisdictionally interstate or international communications. The state PSCs retain jurisdiction over jurisdictionally intrastate communications.

  1996 Telecommunications Act. The 1996 Telecommunications Act was enacted in February, 1996. The legislation is intended to introduce increased competition in U.S. telecommunication markets. The legislation opens the local services markets by requiring local exchange carriers to permit interconnection to their networks and by establishing local exchange carrier obligations with respect to unbundled access, resale, number portability, dialing parity, access to rights-of-way, mutual compensation and other matters. In addition, the legislation codifies the local exchange carriers' equal access and nondiscrimination obligations and preempts inconsistent state regulation. The legislation also contains special provisions that eliminate the restrictions on the RBOCs and the GTOCs from providing long distance services. These new provisions permit an RBOC to enter the "out-of-region" long distance market immediately, upon the receipt of any state and/or federal regulatory approvals otherwise applicable to the provision of long distance service, and the "in-region" long distance market if it satisfies several procedural and substantive requirements, including obtaining FCC approval upon a showing that in certain situations facilities-based competition is present in its market, and that it has entered into interconnection agreements which satisfy a 14-point "checklist" of competitive requirements.

  The legislation defines in-region service to include every state, in its entirety, in which the RBOC provides local exchange service, even if the RBOC is not the incumbent local exchange service provider in all portions of that state. The GTOCs are permitted to enter the long distance market as of the date of enactment of the 1996 Telecommunications Act, without regard to limitations by region, although necessary regulatory approvals to provide long distance services must be obtained, and the GTOCs are subject to the provisions of the 1996 Telecommunications Act that impose interconnection and other requirements on LECs. The Company will be facing new competition from the RBOCs and the GTOCs that are able to obtain the necessary state and/or FCC approvals to provide out-of-region and/or in-region long distance service. The new legislation provides for certain safeguards to protect against anticompetitive abuse by the RBOCs. Among other things, the legislation limits the ability of the RBOCs to market jointly for a certain time period interLATA long distance service, equipment, and certain information services together with local services. The RBOCs must pursue such activities only through separate subsidiaries with separate books and records, financing, management, and employees. All affiliate transactions must be conducted on an arm's-length and on a nondiscriminatory basis. The RBOCs are also prohibited from jointly marketing local and long distance services, equipment, and certain information services unless they permit competitors to offer similar packages of local and long distance services. Further, the RBOCs must obtain in-region long distance authority before jointly marketing local and long distance service in a particular state. It is unknown whether these safeguards will provide adequate protection against anti-competitive conduct by the RBOCs, and the impact of anticompetitive conduct on the Company, if such conduct occurs, is uncertain. In addition, long distance service providers such as the Company will be significantly affected by the implementation and enforcement of statutory and regulatory provisions designed to prevent the RBOCs and the GTOCs from capitalizing on their monopolistic provision of local services to existing subscribers to win interLATA business.

  The 1996 Telecommunications Act also addresses a wide range of other telecommunications issues that will potentially impact the Company's operations, including a sunset provision pertaining to when safeguards designed to prevent RBOCs from capitalizing on their local exchange monopolies will cease to apply; provisions pertaining to regulatory forbearance by the FCC; the creation of new opportunities for competitive local service providers; and requirements pertaining to the treatment and confidentiality of subscriber network information. The legislation also restricts for some period AT&T and other long distance carriers serving more than five percent of the nation's presubscribed access lines from packaging their long distance services with local services provided over RBOC facilities. It is unknown at this time precisely the nature and extent of the impact that the legislation will have on the Company. As required by the legislation, the FCC is conducting a large number of proceedings over the next year to adopt rules and regulations to implement the new statutory provisions and requirements.

  Depending on the exact nature and timing of GTOC and RBOC out-of-region and in-region entry into the long distance market, such entry and the ability of the Company's competitors to market jointly local and long distance services could have a material adverse effect upon the Company's results of operations. It is expected by the Company that most or all of the RBOCs will file applications for out-of-region (and also eventually in-region) long distance service authority. Certain of the RBOCs have already obtained the necessary authority to provide out-of-region long distance services in multiple states. It is not known when, and under what specific conditions, other applications for long distance authority will be filed by the RBOCs and/or be granted by state utility commissions.

  Federal. The FCC has classified the Company as a non-dominant interexchange carrier. As a non-dominant carrier, the Company may provide domestic interstate communications without prior FCC authorization, although FCC authorization is required for the provision of international telecommunications by non-dominant carriers. Non-dominant carriers currently are required to file tariffs listing the rates, terms and conditions of interstate and international services provided by the carrier. However, generally the FCC has chosen not to exercise its statutory power to closely regulate the charges or practices of non-dominant carriers. Nevertheless, non-dominant carriers are required by statute to offer interstate and international services under rates, terms and conditions that are just, reasonable, and not unduly discriminatory, and the FCC acts upon complaints against such carriers for failure to comply with statutory obligations or with the FCC's rules, regulations and policies. The FCC also has the power to impose more stringent regulatory requirements on the Company and to change its regulatory classification. The Company believes that, in the current regulatory environment, the FCC is unlikely to do so.

  Until October 1995, AT&T was classified as a dominant carrier, but AT&T successfully petitioned the FCC for non-dominant status in the domestic interstate market. Therefore, certain pricing restrictions that once applied to AT&T have been eliminated, which could result in increased prices for services the Company purchases from AT&T and more competitive retail prices offered by AT&T to customers. AT&T has been reclassified as a non-dominant carrier in the international market.

  Both domestic and international non-dominant carriers must maintain tariffs on file with the FCC. Pursuant to this requirement, the Company has filed and maintains with the FCC a tariff for its interstate and international services. The Company also has obtained FCC authority to provide international services through the resale of switched services of various carriers.

  On March 21, 1996, the FCC initiated a rulemaking proceeding in which it proposed to eliminate the requirement that non-dominant interstate carriers such as the Company maintain tariffs on file with the FCC for domestic interstate services. The FCC's proposed rules are pursuant to authority granted to the FCC in the 1996 Telecommunications Act to "forebear" from regulating any telecommunications service provider if the FCC determines that the public interest will be served. The FCC also requested public comment on whether any other regulations currently imposed on non-dominant carriers also should be eliminated pursuant to the FCC's "forbearance" authority. It is not known when the FCC will take final action on this proposal.

  The FCC also imposes prior approval requirements on transfers of control and assignments of operating authorizations. The FCC has the authority to generally condition, modify, cancel, terminate or revoke operating authority for failure to comply with federal laws and/or the rules, regulations and policies of the FCC. Fines or other penalties also may be imposed for such violations. There can be no assurance that the FCC or third parties will not raise issues with regard to the Company's compliance with applicable laws and regulations.

  Among domestic local carriers, only the incumbent local exchange carriers are currently classified by the FCC as dominant carriers for the provision of interstate access services. Thus, the FCC regulates many of the local exchange carriers' rates, charges and services to a greater degree than the Company's, although FCC regulation of the local exchange carriers is expected to decrease over time, particularly in light of the 1996 Telecommunications Act. The FCC has proposed that RBOCs that offer out-of-region interexchange services be regulated as non-dominant carriers, as long as such services are offered by an affiliate that complies with certain structural separation requirements.

  Like other long distance carriers, the Company has been the subject of informal complaints before the FCC regarding certain marketing and billing issues. The Company has filed timely responses to these informal complaints. The Company believes that such matters will be satisfactorily resolved without a material adverse impact upon the Company's results of operations.

  State. The Company's intrastate long distance operations are subject to various state laws and regulations including, in most jurisdictions, certification and tariff filing requirements. The vast majority of the states require the Company to apply for certification to provide intrastate telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. The vast majority of states also require the Company to file and maintain detailed tariffs listing their rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, and/or for corporate reorganizations; acquisitions of telecommunications operations; assignments of carrier assets, including subscriber bases; carrier stock offerings; and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations.

  The Company provides long distance service in all or some portion of 37 states and the District of Columbia and has received the necessary certificate and tariff approvals to provide intrastate long distance service in 47 states. Applications are pending in other states for certification. Although the Company intends and expects to obtain operating authority in each jurisdiction in which operating authority is required, there can be no assurance that one or more of these jurisdictions will not deny the Company's request for operating authority. The Company monitors regulatory developments in all 50 states to ensure regulatory compliance.

  Informal complaints concerning certain marketing and billing issues have been lodged against the Company before certain state PSCs. The Company believes that such matters will be satisfactorily resolved without a material adverse impact upon the Company's results of operations.

  PSCs also regulate access charges and other pricing for telecommunications services within each state. The RBOCs and other local exchange carriers have been seeking reduction of state regulatory requirements, including greater pricing flexibility. This could adversely affect the Company in several ways. If regulations are changed to allow variable pricing of access charges based on volume, the Company could be placed at a competitive disadvantage over larger long distance carriers. The Company also could face increased price competition from the RBOCs and other local exchange carriers for intraLATA and interLATA long distance services, which may be increased by the removal of former restrictions on long distance service offerings by the RBOCs as a result of the 1996 Telecommunications Act.

INTELLECTUAL PROPERTY

  The Company has registered several trademarks for use in its marketing materials. The original logo used by the Company to market its Dial & Save residential long distance service is a registered trademark of the Company. The logo is used in a limited fashion today, as it has been replaced by a more updated logo design. The new logo utilized by the Company to market its Dial & Save residential long distance service is actively used on all Dial & Save marketing materials. The Company filed a registration application to obtain a trademark for its new logo design and to trademark the words "Dial & Save" in late 1994. The registration application has been suspended pending the disposition of one other application before the Patent and Trademark Office ("PTO"). While each of the Company and the other applicant have filed an opposition to the other's application, they have commenced discussions to resolve the matter. The Company's CIC Code for its Long Distance Wholesale Club brand is a registered trademark of the Company.

  "Prime Business" is the name of the Company's small business product line. The Company filed its registration application to obtain a trademark for the phrase "Prime Business" and its logo in 1995. The registration application is currently pending.

  The Company does not believe there are any material risks associated with the failure to register its trademarks due to its right to use such trademarks under the common law trademark right of first use.

EMPLOYEES

  As of July 7, 1996, the Company has approximately 386 full-time employees, 8 part-time employees, and approximately 200 workers who are employed as independent contractors through various employment agencies. The employment agency workers are Customer Service Representatives who handle inbound marketing inquiries from customers. None of these employees are represented by a union. The Company believes that it has good relations with its employees.

PROPERTIES

  The Company currently leases approximately 23,189 square feet of space for its corporate headquarters at 4219 Lafayette Center Drive and 4215 Lafayette Center Drive in Chantilly, Virginia, pursuant to a lease agreement expiring on July 31, 1999. See "Certain Transactions--Leases of Real Property from Affiliate of Shareholder." The average monthly rent (not including electricity) as of March 1996 is approximately $19,867. The Company is also negotiating for an additional 6,000 square feet of space at 4200 Lafayette Center Drive. In addition, the Company occupies approximately 14,508 square feet of leased office space on the 11th floor of 1401 Wilson Boulevard in Arlington, Virginia, which is occupied primarily by the Company's Washington, D.C. Commercial Division. The monthly rental for this space as of April 1996 is approximately $24,785. The lease expires on May 31, 2000 with an option to renew for one additional term of five years. The Company also leases an aggregate of 27,162 square feet of space in seven locations in Florida, Iowa, Nevada, Tennessee, Texas, and Washington, D.C., to house its telecommunications switching equipment sites and one of its network control centers. Due to the rapid expansion and growth of the Company, there may be a need to lease additional office space. If this need arises, the Company believes additional space can be readily obtained as needed. The Company's Commercial Division is currently utilizing temporary office space in eight of its nine existing locations. The Company expects to secure longer term office space later in 1996.

RESEARCH AND DEVELOPMENT

  The Company has not expended material amounts of capital for research and development since its inception in 1993.

LITIGATION

  The Company is a party from time to time to litigation or proceedings incident to its business, including, but not limited to, informal complaints before the FCC and state agencies regarding certain marketing and billing issues. There is no pending legal proceeding to which the Company is party that in the opinion of management is likely to have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT

  The following table sets forth, as of June 30, 1996, certain information regarding the Company's directors, executive officers and certain other significant employees.

NAME                                 AGE                 POSITION
- ----                                 ---                 --------
Henry G. Luken, III................. 37  Chairman of the Board
Donald A. Burns..................... 33  Vice Chairman of the Board, Chief
                                          Executive Officer and President
Thomas J. Cirrito...................     President--Consumer Division and
                                     48   Director
Robert W. Ross...................... 55  Director
Natalie J. Marine-Street............ 27  Executive Vice President
Stephen G. Canton................... 40  President--Commercial Division
Bryan K. Rachlin.................... 40  Chief Operating Officer, Secretary and
                                          General Counsel
Nicholas A. Merrick................. 33  Chief Financial Officer and Treasurer
Janet D. Anastasi................... 49  Vice President and Corporate Controller
Mark J. Stodter.....................     Vice President--Electronic Data
                                     37   Processing

  Following completion of the Offerings, the Company intends to elect one additional person to the Company's Board of Directors, who will be an independent director.

  HENRY G. LUKEN, III, a co-founder of the Company, has served as the Chairman of the Company's Board of Directors since its formation in July 1993. Mr. Luken served as the Company's Chief Executive Officer and Treasurer from July 1993 to April 1996. Mr. Luken has also served as Chairman of Tel Labs since 1991 and Chairman of Telco Development Group, Inc., a computer systems company owned by Mr. Luken, since 1987, both of which entities he founded.

  DONALD A. BURNS, a co-founder of the Company, has served as Chief Executive Officer and Vice Chairman of the Company's Board of Directors since April 1996, and has served as the President and as a director of the Company since its formation in July 1993. Mr. Burns served as the Company's Secretary from July 1993 to April 1996. Prior to joining the Company, Mr. Burns held several positions with Mid Atlantic Telecom, Inc. ("Mid Atlantic"), a regional long distance carrier based in Washington, D.C., including executive vice president and chief operating officer from October 1992 to July 1993 and director of operations from 1988 to October 1992.

  THOMAS J. CIRRITO has served as the President of the Company's Consumer Division since April 1996 and as a director of the Company since June 1996. Mr. Cirrito is a co-founder of LDWC and has served as its president and chief executive officer since its formation in September 1993. From November 1991 through September 1993, Mr. Cirrito served as president and chief executive officer of Telecommunications Associates, Inc., an operator assisted services company. Mr. Cirrito was vice president of marketing/sales with Mid Atlantic from November 1988 to November 1991.

  ROBERT W. ROSS has been a director of the Company since June 1996. Mr. Ross served as Vice President, International Business Development, of Turner Broadcasting System, Inc. ("TBS") from August 1990 through June 1996, and President of Turner International, Inc., a subsidiary of TBS, since September 1994.

  NATALIE J. MARINE-STREET has served as an Executive Vice President of the Company since February 1996. Ms. Marine-Street served in several other positions with the Company since its formation in July 1993, including vice president of administration from February 1995 to February 1996 and marketing manager/special projects from July 1993 to February 1995. Prior to joining the Company, Ms. Marine-Street served as marketing coordinator and in other capacities at Mid Atlantic from April 1991 to July 1993.

  STEPHEN G. CANTON has served as the President of the Company's Commercial Division since April 1996. Prior to joining the Company, Mr. Canton held several positions with Allnet Communications Services, Inc., a long distance telecommunications company, including vice president of the sales division and regional sales director from 1988 to 1995.

  BRYAN K. RACHLIN has served as the Chief Operating Officer and Secretary of the Company since April 1996. Mr. Rachlin has served as vice president and general counsel of the Company since its inception, and as the chief executive officer of Tel Labs since May 1994. Prior to joining the Company, Mr. Rachlin was a partner in the law firm of Rachlin & Fitzgerald.

  NICHOLAS A. MERRICK has served as Chief Financial Officer of the Company since March 1996. Prior to joining the Company, from July 1990 to March 1996, Mr. Merrick held several positions as an investment banker in the corporate finance department of The Robinson-Humphrey Company, Inc. In this capacity, Mr. Merrick was involved in numerous public and private financings and merger and acquisition transactions involving companies in the telecommunications industry.

  JANET D. ANASTASI has served as Vice President and Corporate Controller of the Company since October 1994. Prior to joining the Company, Ms. Anastasi served as a manager at Chase and Associates CPAs, P.C., certified public accountants, from 1988 to 1994.

  MARK J. STODTER has served as Vice President-Electronic Data Processing of the Company since its formation in July 1993. Additionally, Mr. Stodter served as Chief Operating Officer of the Company from July 1993 to March 1996. Prior to joining the Company, Mr. Stodter served as director of management information systems with Long Distance Service, Inc., a regional long distance carrier based in Washington, D.C. from 1986 to 1993.

  All directors of the Company currently hold office until the next annual meeting of the Company's shareholders or until their successors are elected and qualified. The Company's Board of Directors is divided into three classes serving staggered three-year terms. At each annual meeting of the Company's shareholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. There are no family relationships among any of the directors or officers of the Company.

COMMITTEES OF THE BOARD

  Subsequent to the Offerings, the Board of Directors will establish an Audit Committee. The Audit Committee will be comprised solely of independent directors and will be charged with recommending the firm to be appointed as independent accountants to audit the Company's financial statements, discussing the scope and results of the audit with the independent accounts, reviewing the functions of the Company's management and independent auditors pertaining to the Company's financial statements and performing such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors.

  Also, subsequent to the Offerings, the Board of Directors will establish a Compensation Committee. The Compensation Committee will be comprised solely of "disinterested persons"or "Non-Employee Directors" as such term is used in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "outside directors" as such term is used in Treasury Regulation Section 1.162-27(c)(3) promulgated under the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee will be responsible for reviewing general policy matters relating to compensation and benefits of employees and officers, determining the total compensation of the officers and directors of the Company and administering the Company's Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors did not have a Compensation Committee during fiscal year 1995. As a result, the entire Board of Directors (consisting of Mr. Luken and Mr. Burns) participated in deliberations concerning executive officer compensation. Subsequent to the Offerings, the Board of Directors will establish a Compensation Committee comprised of directors who are not executive officers or employees of the Company.

DIRECTOR REMUNERATION

  Following the completion of the Offerings, directors who are not employees of the Company will receive an annual fee, a meeting fee for every board meeting attended and each committee meeting held separately and a fee for each telephonic board meeting or telephonic committee meeting held separately. The Company is in the process of determining such fees. All directors will be reimbursed for out-of-pocket expenses. The Company may, from time to time and in the sole discretion of the Company's Board of Directors, grant options to directors under the Company's Stock Option Plan.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning compensation for services in all capacities awarded to, earned by or paid to, the Company's Chief Executive Officer and each of the other most highly compensated executive officers of the Company, whose aggregate cash and cash equivalent compensation exceeded $100,000 (collectively, the "Named Officers"), with respect to the year ended December 31, 1995.

                     SUMMARY COMPENSATION TABLE(/1/)

                                                                           LONG-TERM
                                                                         COMPENSATION
                                     ANNUAL COMPENSATION                    AWARDS
                              -------------------------------------    -----------------
   NAME OF INDIVIDUAL                                  OTHER ANNUAL    SECURITIES UNDER-   ALL OTHER
 AND PRINCIPAL POSITION  YEAR SALARY ($)     BONUS ($) COMPENSATION    LYING OPTIONS (#)  COMPENSATION
 ----------------------  ---- ----------     --------- ------------    -----------------  ------------
Henry G. Luken, III..... 1995  $835,327(/2/) $300,000    $22,500(/5/)             0           $ 0
 Chairman of the Board
Donald A. Burns......... 1995   397,533(/3/)  300,000          0                  0             0
 President and Chief
 Executive Officer
Bryan K. Rachlin........ 1995   450,355(/4/)        0     22,500(/5/)       102,043(/6/)        0
 Chief Operating
 Officer, Secretary and
 General Counsel
Thomas J. Cirrito....... 1995   274,508(/7/)        0     41,784(/8/)             0             0
 President--Consumer
 Division
Natalie J. Marine-       1995    82,090(/9/)   21,875          0              1,576             0
 Street.................
 Executive Vice
 President

- --------
(1) Includes compensation paid by Telco and its subsidiaries, including LDWC. The figures also include compensation paid by Tel Labs which, upon the completion of the Offerings, will become a wholly owned subsidiary of Telco.
(2) Mr. Luken's annual salary was adjusted to $400,000 in 1996.

(3) Mr. Burns' annual salary was adjusted to $400,000 in 1996.
(4) Mr. Rachlin's annual salary was adjusted to $375,000 in 1996.
(5) Represents deferred compensation payable by Tel Labs under the Tel Labs Simplified Employee Pension Plan.

(6) In October 1995, Mr. Rachlin was granted options to purchase two shares of LDWC common stock at an exercise price of $181,060.77 per share, exercisable for a period of ten years. In connection with the Company's acquisition of the minority interest in LDWC, such LDWC options were automatically converted into options to purchase a total of 102,043 shares of Telco Common Stock at an exercise price of $3.55 per share, with an exercise period expiring on October 1, 2005. Options to purchase 76,532 shares vested in January 1996, and the remaining options will vest in January 1997.

(7) Mr. Cirrito's annual salary was adjusted to $375,000 in 1996.

(8) Represents accrued deferred compensation payable by LDWC under the LDWC deferred compensation plan.

(9) Ms. Marine-Street's annual salary was adjusted to $130,000 in 1996.

STOCK OPTION GRANTS

  The following table sets forth certain information regarding grants of options to purchase Common Stock made by the Company during the fiscal year ended December 31, 1995, to each of the Named Officers. No stock appreciation rights were granted during 1995.

                             OPTION GRANTS IN 1995
                               INDIVIDUAL GRANTS

                                    PERCENT OF
                         NUMBER OF    TOTAL                          POTENTIAL REALIZABLE
                         SECURITIES  OPTIONS                           VALUE AT ASSUMED
                         UNDERLYING GRANTED TO EXERCISE              ANNUAL RATES OF STOCK
                          OPTIONS   EMPLOYEES    PRICE   EXPIRATION PRICE APPRECIATION FOR
   NAME                   GRANTED   IN 1995(1) ($/SHARE)    DATE        OPTION TERM(2)
   ----                  ---------- ---------- --------- ---------- -----------------------
                                                                       (5%)        (10%)
Henry G. Luken, III.....        0       --         --          --           --          --
Donald A. Burns.........        0       --         --          --           --          --
Bryan K. Rachlin(3).....  102,043      20.2%     $3.55    10/01/05  $   227,821 $   577,339
Thomas J. Cirrito.......        0       --         --          --           --          --
Natalie Marine-Street...        0       --         --          --           --          --

- --------
(1) The Company granted options to purchase a total of 504,342 shares of Common Stock in 1995, which includes options to purchase shares of common stock of LDWC that were converted into options to purchase Common Stock of Telco in connection with the Company's acquisition of the minority interest in LDWC as part of the Reorganization.
(2) Represents amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the Common Stock over the terms of the options. These assumptions do not reflect the Company's estimate of future stock price appreciation. Actual gains, if any, on the stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the option holder.
(3) In October 1995, Mr. Rachlin was granted options to purchase two shares of LDWC at an exercise price of $181,060.77 per share, exercisable for a period of ten years. In connection with the Company's acquisition of the minority interest in LDWC, such LDWC options were automatically converted into options to purchase a total of 102,043 shares of Telco Common Stock at an exercise price of $3.55 per share, with an exercise period expiring on October 1, 2005. Options to purchase 76,532 shares vested in January 1996, and the remaining options will vest in January 1997.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth certain information regarding options to purchase Common Stock held as of December 31, 1995, by each of the Named Officers. None of the Named Officers exercised any stock options or stock appreciation rights during fiscal year 1995.

                      FISCAL 1995 YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                              OPTIONS AT FISCAL YEAR-  "IN-THE-MONEY" OPTIONS AT
                                      END (#)           FISCAL YEAR-END ($)(1)
                             ------------------------- -------------------------
                             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                             ----------- ------------- ----------- -------------
Henry G. Luken, III.........     -0-          -0-          -0-          -0-
Donald A. Burns.............     -0-          -0-          -0-          -0-
Bryan K. Rachlin(2).........   700,219      25,511      2,672,838      23,725
Thomas J. Cirrito...........     -0-          -0-          -0-          -0-
Natalie Marine-Street.......   740,775      56,525      2,014,908     153,748

- --------
(1) Options are "in the money" if the fair market value of the underlying securities exceeds the exercise price of the options. The amounts set forth represent the difference between $4.48 per share, the market value of the Common Stock issuable upon exercise of options at December 31, 1995 (as determined by the Board of Directors), and the exercise price of the option, multiplied by the applicable number of shares underlying the options. Such fair market value has been adjusted to reflect the pro forma effect of the Stock Split and the Reorganization.

(2) Includes options to purchase 102,043 shares of Telco Common Stock granted to Mr. Rachlin in exchange for Mr. Rachlin's options to acquire shares of LDWC common stock, pursuant to Telco's acquisition of the minority interests in LDWC. See "Certain Transactions--Long Distance Wholesale Club." On June 21, 1996, Mr. Rachlin exercised 649,198 options to purchase shares for a weighted average exercise price of $0.44 per share.

EMPLOYMENT AGREEMENTS

  On July 10, 1996, July 10, 1996, and May 3, 1996, the Company entered into employment agreements with each of Messrs. Burns and Rachlin and Ms. Marine-Street pursuant to which Mr. Burns has agreed to serve as Vice Chairman of the Board of Directors, President and Chief Executive Officer of the Company, Mr. Rachlin has agreed to serve as Chief Operating Officer, General Counsel and Secretary, and Ms. Marine-Street has agreed to serve as Executive Vice President. The agreement with Mr. Burns expires on July 10, 2001 and the agreements with Mr. Rachlin and Ms. Marine-Street expire on July 10, 1999 and May 3, 1999, respectively, in each case unless earlier terminated in accordance with the terms of the respective agreement. The annual base salary under such agreements is reviewed annually but cannot be less than $400,000 for Mr. Burns, $375,000 for Mr. Rachlin, and $130,000 for Ms. Marine-Street.

  Also on July 10, 1996, the Company entered into an employment agreement with Mr. Luken, pursuant to which Mr. Luken has agreed to serve as Chairman of the Company until July 10, 2001, unless earlier terminated in accordance with the terms of the agreement. Mr. Luken's annual base compensation under such agreement is reviewed annually but cannot be less than $400,000.

  On March 19, 1996, the Company entered into an employment agreement with Mr. Merrick, pursuant to which he has agreed to serve as the Chief Financial Officer of the Company until March 19, 1999, unless earlier terminated in accordance with the terms of the agreement. Mr. Merrick's annual base salary under the agreement is reviewed annually, but cannot be less than $130,000. In addition, the agreement provides for an annual bonus for Mr. Merrick in a minimum amount of $78,000 for each year of the agreement. Mr. Merrick was also granted options to acquire 425,000 shares of the Company's Common Stock at an exercise price of $7.53 per share, exercisable over a ten year period from the date of grant and vesting in one-third increments over the three-year period commencing with the date of the agreement. The agreement provides that all unvested options shall vest immediately upon the occurrence of a "change in control" of the Company, including, but not limited to, any time in which Mr. Burns and Mr. Luken, together, cease to own beneficially an aggregate of at least 25% of the voting power of the total voting stock of the Company.

  On April 4, 1996, the Company entered into an employment agreement with Mr. Canton, pursuant to which he has agreed to serve as the President of the Company's Commercial Division until April 3, 2001, unless earlier terminated in accordance with the agreement. Mr. Canton's annual base salary under the agreement is reviewed annually, but cannot be less than $300,000. Pursuant to the agreement, Mr. Canton also received options to acquire 1,062,500 shares of the Company's Common Stock, exercisable at an option price of $7.53 per share, exercisable over a ten year period from the date of grant and vesting in one-third increments over the three-year period commencing with the date of the agreement. The agreement provides that all unvested options shall vest immediately upon the occurrence of a "change in control" of the Company (as defined in the agreement).

  On April 15, 1996, the Company entered into an employment agreement with Mr. Cirrito, pursuant to which he has agreed to serve as the President of the Company's Consumer Division until April 15, 1999, unless earlier terminated in accordance with the agreement. Mr. Cirrito's annual base salary under the agreement is reviewed annually, but cannot be less than $375,000.

  Under each of the agreements described above with Messrs. Burns, Luken, Cirrito, Canton, Rachlin and Merrick in the event of termination "without cause," the named individual will be entitled to receive termination payments equal to 100% of his base salary for the remainder of the term of the agreement (with a minimum of one year's salary). Under the agreement described above with Ms. Marine-Street, in the event of any termination of the agreement, "with" or "without cause," she will be entitled to receive payments in the amount of $97,000. In addition, Messrs. Burns', Luken's, Cirrito's, Rachlin's, Canton's and Merrick's agreements contain non-competition covenants which prohibit such individuals for a period of one year (or, as to Mr. Rachlin, six months) following termination of their employment agreements in most circumstances from working for any company that competes with the Company in the United States. The Company will pay each of Messrs. Burns, Luken and Cirrito $1,000,000 in exchange for these non-competition covenants upon termination of the individual's agreement.

AMENDED AND RESTATED 1994 STOCK OPTION PLAN

  In April 1996, the Board of Directors of the Company adopted and the shareholders of the Company approved the Stock Option Plan, which provides for the grant to officers, key employees and directors of the Company and its subsidiaries of both "incentive stock options" within the meaning of Section 422 of the Code, and stock options that are non-qualified for federal income tax purposes. The total number of shares for which options may be granted pursuant to the Stock Option Plan and the maximum number of shares for which options may be granted to any person is 7,500,000 shares, subject to certain adjustments reflecting changes in the Company's capitalization. The Stock Option Plan is currently administered by the Company's Board of Directors. Upon the completion of the Offerings, the Stock Option Plan will be administered by the Compensation Committee. The Compensation Committee will determine, among other things, which officers, employees and directors will receive options under the plan, the time when options will be granted, the type of option (incentive stock options, non-qualified stock options, or both) to be granted, the number of shares subject to each option, the time or times when the options will become exercisable, and, subject to certain conditions discussed below, the option price and duration of the options. Members of the Compensation Committee will not be eligible to receive discretionary options under the plan, but are entitled to receive options as directors.

  The exercise price of incentive stock options will be determined by the Compensation Committee, but may not be less than the fair market value of the Common Stock on the date of grant and the term of any such option may not exceed ten years from the date of grant. With respect to any participant in the Stock Option Plan who owns stock representing more than 10% of the voting power of all classes of the outstanding capital stock of the Company or of its subsidiaries, the exercise price of any incentive stock option may not be less than 110% of the fair market value of such shares on the date of grant and the term of such option may not exceed five years from the date of grant.

  The exercise price of non-qualified stock options will be determined by the Compensation Committee on the date of grant, but may not be less than the fair market value of the Common Stock on the date of grant, and the term of such options may not exceed ten years from the date of grant.

  Payment of the option price may be made in cash or, with the approval of the Compensation Committee, in shares of Common Stock having a fair market value in the aggregate equal to the option price. Options granted pursuant to the Stock Option Plan are not transferable, except by will or the laws of descent and distribution. During an optionee's lifetime, the option is exercisable only by the optionee.

  The Compensation Committee has the right at any time and from time to time to amend or modify the Stock Option Plan, without the consent of the Company's shareholders or optionees; provided, that no such action may adversely affect options previously granted without the optionee's consent, and provided further that no such action, without the approval of a majority of the shareholders of the Company, may increase the total number of shares of Common Stock which may be purchased pursuant to options under the plan, increase the total number of shares of Common Stock which may be purchased pursuant to options under the plan by any person, expand the class of persons eligible to receive grants of options under the plan, decrease the minimum option price, extend the maximum term of options granted under the plan, extend the term of the plan or change the performance criteria on which the granting of options is based. The expiration date of the Stock Option Plan after which no option may be granted thereunder, is June 12, 2006.

  Promptly after the completion of the Offerings, the Company expects to file with the Securities and Exchange Commission a registration statement on Form S-8 covering the shares of Common Stock underlying options granted under the Stock Option Plan.

  As of May 31, 1996, options to purchase an aggregate of 3,625,542 shares of Common Stock had been granted to nine individuals under the Stock Option Plan and a total of 3,874,458 shares of Common Stock were available for future grants. Such options were granted between July 3, 1994 and April 4, 1996, expire ten years from the date of grant and are exercisable at prices ranging from $.31 to $7.53 per share. Shares subject to options granted under the plan that have lapsed or terminated may again be subject to options granted under the plan. The Company determined the fair value of its Common Stock at the date of grant for the purpose of determining the exercise price of the options granted pursuant to the Stock Option Plan. As a result, the Company has not recognized compensation expense with respect to any option grants because option exercise prices reflect the fair value at the respective option grant dates.

  On June 21, 1996, Mr. Rachlin exercised options to purchase 649,198 shares of Common Stock at a weighted average exercise price of $0.44 per share. Concurrently with the Offerings, Messrs. Stodter, Sznajder, and Jarman and Ms. Marine-Street and Anastasi will exercise options to purchase an aggregate of 112,996 shares of Common Stock and sell such shares in the Offerings. The number of shares to be purchased upon the exercise of options and the exercise price of the options are as follows: Mr. Stodter will exercise 14,875 options to purchase shares at an exercise price of $1.85 per share; Mr. Sznajder will exercise 3,570 options to purchase shares at an exercise price of $2.51 per share; Mr. Jarman will exercise 7,928 options to purchase shares at an exercise price of $0.67 per share; Ms. Marine-Street will exercise 55,811 options to purchase shares at an exercise price of $1.76 per share; and Ms. Anastasi will exercise 30,812 options to purchase shares at $3.23 per share.

  Certain Federal Income Tax Consequences. The following discussion is generally a summary of the principal United States federal income tax consequences under current federal income tax laws relating to option grants to employees under the Stock Option Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

  An optionee will not recognize any taxable income upon the grant of a non-qualified option and the Company will not be entitled to a tax deduction with respect to such grant. Generally, upon exercise of a non-qualified option, the excess of the fair market value of the Common Stock on the exercise date over the exercise price will be taxable as compensation income to the optionee. Subject to the discussion below with respect to Section 162(m) of the Code and the optionee including such compensation in income or the Company satisfying applicable reporting requirements, the Company will be entitled to a tax deduction in the amount of such compensation income. The optionee's tax basis for the Common Stock received pursuant to such exercise will equal the sum of the compensation income recognized and the exercise price.

  Special rules may apply in the case of an optionee who is subject to Section 16 of the Exchange Act.

  In the event of a sale of Common Stock received upon the exercise of a nonqualified option, any appreciation or depreciation after the exercise date generally will be taxed to the optionee as capital gain or loss and will be long-term capital gain or loss if the holding period for such Common Stock was more than one year.

  Subject to the discussion below, an optionee will not recognize taxable income at the time of grant or exercise of an "incentive stock option" and the Company will not be entitled to a tax deduction with respect to such grant or exercise. The exercise of an "incentive stock option" generally will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

  Generally, a sale or other disposition by an optionee of shares acquired upon the exercise of an "incentive stock option" more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the "incentive stock option" will result in any difference between the amount realized and the exercise price being treated as long-term capital gain or loss to the optionee, with no deduction being allowed to the Company. Generally, upon a sale or other disposition of shares acquired upon the exercise of an "incentive stock option" within one year after the transfer of the shares to the optionee or within two years after the date of grant of the "incentive stock option," any excess of (i) the lesser of (a) the fair market value of the shares at the time of exercise of the option and (b) the amount realized on such sale or other disposition over (ii) the exercise price of such option will constitute compensation income to the optionee. Subject to the discussion below with respect to Section 162(m) of the Code and the optionee including such compensation in income or the Company satisfying applicable reporting requirements, the Company will be entitled to a deduction in the amount of such compensation income. The excess of the amount realized on such sale or disposition over the fair market value of the shares at the time of the exercise of the option generally will constitute short-term or long-term capital gain and will not be deductible by the Company.

  Section 162(m) of the Code disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1,000,000 in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the corporation on the last day of the taxable year. Under regulations promulgated under Section 162(m), the deduction limitation of Section 162(m) does not apply to any compensation paid pursuant to a plan that existed during the period in which the corporation was not publicly held, to the extent the prospectus accompanying the initial public offering disclosed information concerning such plan that satisfied all applicable securities laws. However, the foregoing exception may be relied upon only for awards made before the earliest of (i) the expiration of the plan; (ii) the material modification of the plan; (iii) the issuance of all stock allocated under the plan; or (iv) the first meeting of shareholders at which directors are elected occurring after the close of the third calendar year following the calendar year in which the initial public offering occurs (the "Reliance Period"). The compensation attributable to awards granted under the Company's Stock Option Plan during the Reliance Period is not subject to the deduction limitation of Section 162(m). The Company intends to structure and implement the Stock Option Plan in a manner so that compensation attributable to awards made after the Reliance Period will not be subject to the deduction limitation.

EMPLOYEE BENEFITS

  Tel Labs has adopted a Simplified Employee Pension Plan ("SEP") which will remain in effect after the Offerings. The SEP allows employees to defer a portion of their salaries. Employer contributions are optional, and the Board of Directors of Tel Labs will determine annually whether Tel Labs will contribute amounts to the SEP and at what level. The maximum amount that may be contributed annually per SEP participant from a combination of salary deferrals plus Tel Labs optional contributions is $22,500. The Company does not have a similar plan for any of its other employees.

                             CERTAIN TRANSACTIONS

  The Company, its shareholders and affiliates have been parties to the following transactions:

LONG DISTANCE WHOLESALE CLUB

  Since its inception in 1994, LDWC has provided long distance services under the Long Distance Wholesale Club brand name (CIC Code 10297). In connection with the organization of LDWC, 100 shares of LDWC's common stock were issued to Henry G. Luken, III, Chairman of the Board of the Company, and 100 shares were issued to Thomas Cirrito, President of the Consumer Division of the Company, on January 1, 1994. On July 28, 1994, the Company purchased Mr. Luken's LDWC shares for cash consideration of approximately $85,000. On July 28, 1994, the Company purchased from LDWC 22.22 newly issued shares of LDWC common stock for $50,000, resulting in the Company's ownership of approximately 55.0%, and a convertible note payable by LDWC to Telco in the aggregate principal amount of $250,000. On August 16, 1995, Telco converted the note into an additional 3.04 newly issued shares of LDWC common stock. As a result of the foregoing transactions, approximately 55.6% of the outstanding shares of LDWC common stock were held by the Company and approximately 44.4% of such shares were held by Mr. Cirrito and two of his children.

  Pursuant to an Agreement dated April 1, 1996, Telco acquired the remaining minority interest in LDWC in a transaction in which all of the LDWC shares held by Mr. Cirrito and his two children were exchanged for a total of 5,102,125 shares of Telco's Common Stock and LDWC became a wholly owned subsidiary of Telco. In connection with such transaction, all outstanding options under the LDWC stock option plan were converted into options to purchase a total of 291,842 shares of Common Stock under the Company's Stock Option Plan and the LDWC stock option plan was terminated. Such options have exercise prices ranging from $0.67 to $3.55 per share. As part of such conversion, Bryan Rachlin, the Chief Operating Officer, Secretary and General Counsel of the Company, received options to purchase 102,043 shares of Telco Common Stock having an exercise price of $3.55 per share.

TEL LABS

  Pursuant to a Share Exchange Agreement dated as of June 1, 1996, concurrently with the completion of the Offerings, Tel Labs will become a wholly owned subsidiary of the Company, and the Tel Labs shareholders will receive an aggregate of 593,334 shares of the Company's Common Stock in exchange for all of their shares in Tel Labs. The Tel Labs exchange ratio was negotiated between the principals of each company. Henry Luken will exchange 600 shares of Tel Labs common stock for 377,334 shares of Common Stock, Bryan Rachlin, will exchange 250 shares of Tel Labs common stock for 135,000 shares of Common Stock, Michael Cheng, will exchange 100 shares of Tel Labs common stock for 54,000 shares of Common Stock, and Kevin Yang, will exchange 50 shares of Tel Labs common stock for 27,000 shares of Common Stock. Telco Development Group of Delaware, Inc. ("Telco Delaware") is eighty percent (80%) owned by the Company and twenty percent (20%) by Tel Labs. As a result of the Tel Labs share exchange described above, Telco Delaware will become a wholly owned subsidiary of the Company.

  The Company purchases call translation and rating data processing on a month-to-month basis from Tel Labs. The Company paid a total of $155,000 and $1.3 million for these services for the years ended December 31, 1994 and 1995, respectively, and $627,000 for the three months ended March 31, 1996.

LEASES OF REAL PROPERTY FROM AFFILIATE OF SHAREHOLDER

  The Company leases its corporate headquarters office space and its Chattanooga, Tennessee switch site from Bricks in the Sticks, Ltd., a company 50% owned by Mr. Luken. The lease for the Company's corporate headquarters space expires on July 31, 1999 and the lease for the Chattanooga, Tennessee switch site expires February, 1999. The Company paid total rents of $179,420 and $63,500 for these facilities for the years ended December 31, 1995 and 1994, respectively, and $45,253 for the three months ended March 31, 1996. No rents were paid during 1993. The headquarters lease provides for a 4% rent increase and the switch lease provides for a $1 per square foot rent increase for each year of the lease term.

PURCHASE OF COMPUTER EQUIPMENT AND SUPPORT FROM COMPANY AFFILIATED WITH SHAREHOLDER

  The Company purchases computer equipment and support on a month-to-month basis from Telco Development, a company owned by Mr. Luken. The Company paid $779,918 and $229,100 for these services for the years ended December 31, 1995 and December 31, 1994, respectively, and $130,687 for the three months ended March 31, 1996.

SHARE EXCHANGE

  On July 20, 1994, the Company purchased 5,793,812 shares of Common Stock from a founding shareholder and a former director of the Company, representing all of such shareholder's Common Stock, for a purchase price of $25,000 and, on July 25, 1994, issued, at such shareholder's direction, 6,470,413 shares of Common Stock for a sales price of $50,000, to Iceberg Transport, S.A. ("Iceberg"). On April 30, 1996, Iceberg notified the Company that it had transferred its 6,470,413 shares of Common Stock to Gold & Appel Transfer, S.A., ("Gold & Appel"), a wholly owned subsidiary of Iceberg.

TRANSACTIONS WITH ESPRIT TELECOM, LTD.

  Esprit Telecom, Ltd. ("Esprit"), a corporation in which Gold & Appel is a minority shareholder, is a provider of international long distance service. Esprit and the Company purchase long distance service from one another, and Esprit purchases billing services from Tel Labs. See "Principal and Selling Shareholders." The Company paid Esprit $1,451,684, $1,882,638 and $1,145,279 and Esprit paid the Company $0, $2,205,912 and $782,854 for transmission services during the years ended December 31, 1994 and 1995, and the three months ended March 31, 1996, respectively, Esprit paid Tel Labs $58,026 and $108,436 for billing services during the years ended December 31, 1994 and 1995, respectively, and $75,076 for the three months ended March 31, 1996.

LOANS TO CERTAIN EXECUTIVE OFFICERS

  Each of Messrs. Stodter, Sznajder and Jarman and Ms. Anastasi will receive loans from the Company to enable such individuals to exercise their respective options concurrently with the Offerings. The principal amount of such loans will be approximately $27,520, $8,960, $5,300 and $99,500 for Messrs. Stodter, Sznajder and Jarman and Ms. Anastasi, respectively. In addition, Ms. Marine-Street will receive a loan from the Company in the principal amount of approximately $98,230 to enable her to exercise her options concurrently with the Offerings, plus an additional amount to pay federal and state tax obligations in connection with the exercise of such options. Mr. Rachlin has also received a loan from the Company in the principal amount of approximately $283,900, representing the aggregate exercise price of options to purchase 649,198 shares of Common Stock exercised by Mr. Rachlin on June 21, 1996. Each of such loans will be made at the lowest interest rate permitted by law and, with the exception of the loans to Ms. Marine-Street and Mr. Rachlin, will become due and payable within three days of the date on which the shares purchased upon the exercise of the options are sold. Ms. Marine-Street's loan from the Company will become due and payable upon the earlier of three years from the date of the loan or three days of the date on which the shares purchased upon the exercise of the options are sold. Mr. Rachlin's loan from the Company becomes due and payable on the day after the shares purchased upon the exercise of his options are marginable.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 30, 1996 and as adjusted to reflect the sale of Common Stock being offered hereby by the Reorganization and the Offerings (i) each person known by the Company to own beneficially more than five percent of the Common Stock, (ii) each director of the Company,
(iii) each executive officer of the Company (including the Named Officers) and
(iv) all directors and executive officers of the Company, as a group. All information with respect to beneficial ownership has been furnished to the Company by the respective shareholders of the Company.

                          SHARES BENEFICIALLY       NUMBER     SHARES BENEFICIALLY
                              OWNED PRIOR          OF SHARES       OWNED AFTER
                            TO OFFERINGS(1)      BEING OFFERED   OFFERINGS(1)(2)
                          ------------------------------------ -----------------------
    BENEFICIAL OWNER        NUMBER     PERCENT                   NUMBER     PERCENT
    ----------------      ------------ ----------              ------------ ----------
Donald A. Burns(3)......     7,671,250    28.3%     504,562       7,166,688    21.0%
Henry G. Luken,
 III(3)(4)..............     6,887,272    25.3      504,563       6,382,709    18.7
Gold & Appel Transfer,
 S.A.(5)................     6,470,412    23.8      452,929       6,017,483    17.6
Thomas J. Cirrito(6)....     4,898,041    18.0      342,868       4,555,173    13.4
Bryan K. Rachlin(7)(4)..     1,047,720     3.8          --        1,047,719     3.1
Natalie J. Marine-
 Street(8)..............       797,300     2.8       55,811         741,489     2.1
Stephen G. Canton(10)...           --        *          --              --        *
Nicholas A.
 Merrick(11)............           --        *          --              --        *
Robert W. Ross..........           --      --           --              --      --
All Directors and
 Executive Officers as a
 Group (eight persons,
 including those named
 above).................    21,301,583    75.9%                  19,893,779    57.0%
Signet Media Capital
 Group(9)...............       682,082     2.4      682,082             --      --
Mark Stodter............       212,500       *       14,875         197,625       *
Janet Anastasi..........       212,500       *       30,812         181,688       *
James Sznajder..........        51,021       *        3,570          47,451       *
Dennis Jarman...........       113,267       *        7,928         105,339       *

- --------
 *Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.
(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as owned by them.
(2) Assumes no exercise of the U.S. Underwriters' and Managers' over-allotment options.
(3) All such shares have been pledged to secure the Company's indebtedness under the Credit Facility. In the event of a default, the bank could foreclose and acquire record and beneficial ownership of such shares. The Agent has agreed to release such shares from the pledge upon consummation of the Offerings.

(4) Includes 377,334 and 135,000 shares to be received by Mr. Luken and Mr. Rachlin, respectively, as part of the Reorganization.

(5) Gold & Appel is a wholly owned subsidiary of Iceberg. Walter Anderson, a former director and founding shareholder of the Company, is an executive officer of Gold & Appel. Mr. Anderson disclaims beneficial ownership of such shares.

(6) Does not include 102,042 shares held by Mr. Cirrito's son, Michael Cirrito, and 102,042 shares held by Mr. Cirrito's daughter, Nicole Cirrito, as to which Mr. Cirrito disclaims beneficial ownership. Includes 489,804 shares held by the Cirrito Family Trust.

(7) Assumes the exercise of options to acquire 649,198 shares of Common Stock at a weighted average exercise price of $0.44 per share.

(8) Assumes the exercise of options to acquire 797,300 shares of Common Stock at a weighted average exercise price of $1.76 per share.

(9) Signet Media Capital Group has informed the Company that it intends to exercise the Signet Warrant and sell all of the 682,082 shares of Common Stock issuable upon exercise of such warrant in the Offerings.

(10) Does not include options to acquire 1,062,500 shares of Common Stock exercisable at $7.53 per share, which vest and become exercisable in one-third increments on April 4, 1997, 1998 and 1999, respectively, subject to certain terms and conditions covering his employment agreement.

(11) Does not include options to acquire 425,000 shares of Common Stock exercisable at $7.53 per share, which vest and become exercisable in one-third increments on March 19, 1997, 1998 and 1999, respectively, subject to certain terms and conditions covering his employment agreement.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Effective upon completion of the Offerings, the Company's authorized capital stock will consist of (i) 150 million shares of Common Stock, no par value per share, and (ii) 15 million shares of Preferred Stock, no par value per share of which 34,103,836 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding.

  The statements under this caption are brief summaries of all material provisions of the Company's Articles and Bylaws, relating to the Company's capital stock which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, such documents.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any person to the Board of Directors. Subject to the rights of the holders of shares of any series of Preferred Stock, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of shares of Common Stock have no preemptive, conversion, redemption, subscription or similar rights. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share ratably in the assets of the Company which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities of the Company and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of Preferred Stock. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby when issued will be, upon payment therefor, validly issued, fully paid and nonassessable.

  At present, there is no established trading market for the Common Stock. The Common Stock has been approved for trading on the Nasdaq National Market under the symbol "TCGX."

PREFERRED STOCK

  The Company's Board of Directors is authorized to issue from time to time up to 15 million shares of Preferred Stock in one or more series and to fix the rights, designations, preferences, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, the terms of any sinking fund, liquidation preferences and the number of shares constituting any series, without any further action by the shareholders of the Company. Holders of the Preferred Stock, if and when issued, will be entitled to vote as required under applicable Virginia law and as otherwise provided in the resolutions establishing such Preferred Stock. Virginia law includes provisions for the voting of Preferred Stock in the case of any amendment to the Articles affecting the rights of holders of the Preferred Stock, the payment of certain stock dividends, merger or consolidation, sale of all or substantially all of the Company's assets and dissolution. The issuance of Preferred Stock with voting rights could have an adverse effect on the voting power of holders of Common Stock by increasing the number of outstanding shares having voting rights. In addition, if the Board of Directors authorizes Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased up to the amount authorized under the Articles. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. Any such issuance could also have the effect of delaying, deterring or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Board of Directors does not currently intend to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES AND BYLAWS

  The Company's Articles provide that directors are not personally liable to the Corporation or its shareholders for breach of the director's duty as a director, except for liability of a director for willful misconduct or a knowing violation of law.

  The Company's Bylaws require the Company to indemnify any director or officer of the Company, or any person who is or was serving at the request of the Company as a director, trustee, partner, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the fullest extent permitted by law. The Company has obtained officers' and directors' liability insurance of $5.0 million for members of its Board of Directors and executive officers. In addition to the indemnification provided in the Company's Bylaws, the Company intends to enter into agreements to indemnify its directors and officers.

  The Articles and Bylaws include certain provisions which are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of the directors and management more difficult. See "Risk Factors--Antitakeover Considerations."

  The Articles will provide that the Board of Directors of the Company be divided into three classes serving staggered three-year terms. The Articles and Bylaws will also be amended to include restrictions on who may call a special meeting of shareholders, to provide that shareholders may only act at an annual or special meeting or by unanimous written consent. The Company's Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of shareholders of the Company. In general, notice must be received by the Company not less than 60 days prior to the meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

  Generally, the Board of Directors may adopt, repeal, alter, amend or rescind the Bylaws of the Company by the affirmative vote of at least a majority of the entire Board of Directors, except that if an "Interested Person," as defined by the Articles, exists, the affirmative vote of at least a majority of the entire Board of Directors, including a majority of the "Continuing Directors," as defined by the Articles, is required. The shareholders may also adopt, repeal, alter, amend, or rescind the Bylaws of the Company by the affirmative vote of at least 66 2/3% of the votes held by the holders of voting securities. If, however, there exists an "Interested Person," the vote is increased to 80%.

  The affirmative vote of at least a majority of the entire Board of Directors and a majority of the votes held by the holders of voting securities is required to amend certain provisions of the Articles, including provisions relating to the classification of the Company's Board of Directors, filling vacancies on the Board of Directors and removal of directors only for cause, except that, if an "Interested Person" exists, the affirmative vote of a least a majority of the Board of Directors, including a majority of the "Continuing Directors," and the affirmative vote of 80% of the votes held by the voting security holders is required.

VIRGINIA STOCK CORPORATION ACT; ANTITAKEOVER EFFECTS

  The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, apply to Virginia corporations having more than 300 shareholders of record and require approval of certain material transactions between a Virginia corporation and any beneficial owner of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") or an affiliate or associate of the corporation that at any time within the past three years has been an Interested Shareholder by a majority of disinterested directors and by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any guarantee by the corporation of a material amount of indebtedness of any Interested Shareholder, certain dispositions to an Interested Shareholder of voting shares of the corporation, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

  For three years following the time that an Interested Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in any Affiliated Transaction with such Interested Shareholder without the approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and the approval of a majority of the Disinterested Directors. "Disinterested Director" means, with respect to a particular Interested Shareholder, a member of the Company's Board of Directors who was (1) a member on the date on which an Interested Shareholder became an Interested Shareholder or (2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. After the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

  The principal exceptions to the special voting requirements apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the Company's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Company's shares in the first step.

  None of the foregoing limitations and special voting requirements applies to a transaction with a person who was an Interested Shareholder prior to the consummation of the Offerings or to an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Company's Disinterested Directors. See "Principal and Selling Shareholders."

  These provisions are designed to deter certain types of takeovers of Virginia corporations. The statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not "opted out" of the Affiliated Transactions provisions.

  Virginia law also provides that, with respect to Virginia corporations having 300 or more shareholders of record, shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights with respect to such shares unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request. The Board of Directors of a Virginia corporation can opt out of this provision at any time before four days after receipt of a control share acquisition notice. The Company's Articles contain a provision "opting out" of this provision.

THE SIGNET WARRANT

  In connection with the Company's credit facility with Signet Bank, in June 1994, the Company issued to Signet Media Capital Group, a division of Signet Bank, the Signet Warrant to acquire 2% of the Common Stock of the Company. Signet Media Capital Group has indicated that, in conjunction with the Offerings, it intends to exercise the Signet Warrant in full for an aggregate exercise price of $58.70 and to sell all shares of Common Stock issuable upon such exercise in the Offerings. See "Principal and Selling Shareholders."

STOCK OPTION PLAN

  As of May 31, 1996, options to purchase an aggregate of 3,625,542 shares of Common Stock had been granted under the Stock Option Plan and a total of 3,874,458 shares of Common Stock remained available for grant. The outstanding options are exercisable at prices ranging from $0.31 to $7.53 per share. All such options have an exercise period of ten years from the date of grant. See "Management--Amended and Restated 1994 Stock Option Plan."

TRANSFER AGENT AND REGISTRAR

  Registrar and Transfer Company will serve as transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offerings, the Company will have 34,103,836 outstanding shares of Common Stock and options exercisable for an aggregate of 2,863,135 shares of Common Stock, of which options with respect to 1,173,738 shares will then be exercisable at a weighted average price of $1.82 per share.

  Of the Common Stock outstanding upon completion of the Offerings, the 8,700,000 shares of Common Stock sold in the Offerings will be freely tradeable without restriction or further registration under the Securities Act, except for any shares held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, and the regulations promulgated thereunder (an "Affiliate"), or persons who have been Affiliates within the preceding three months. The remaining 25,403,836 outstanding shares of Common Stock will be "restricted securities" as that term is defined in Rule 144 and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 as described below. Of such restricted securities, 24,122,054 shares will be held by Affiliates.

  Pursuant to a certain Registration Rights Agreement to be entered into concurrently with the Offerings (the "Registration Rights Agreement"), among the Company, the Affiliates and one other shareholder (the "Holders"), the Holders or their permitted transferees are entitled to certain piggyback registration rights, and in the event the Company becomes eligible to use a registration statement on Form S-3, two demand registration rights, with respect to an aggregate of 25,118,753 shares of Common Stock which are restricted securities. These rights are generally subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances. The Registration Rights Agreement obligates the Company to pay all expenses of any such registration, other than underwriting discounts and commissions relating to the shares being sold on behalf of any Holders.

  The Signet Warrant contains a provision which entitles Signet Media Capital Group to include all or any portion of the shares of the Company's Common Stock issuable upon the exercise of the Signet Warrant in a registration statement filed by the Company in connection with its initial public offering. Signet Media Capital Group has informed the Company that it intends to exercise the Signet Warrant and sell all shares of Common Stock issuable upon such exercise in the Offerings. See "Principal and Selling Shareholders."

  Sales of restricted securities in the public market or the perception that such sales could occur could adversely affect the market price of the Common Stock.

  In general, under Rule 144 as currently in effect, a person (or person whose shares are aggregated), including an Affiliate, who has beneficially owned restricted securities for a period of at least two years from the later of the date such restricted securities were acquired from the Company and the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (34,103,836 shares immediately after the Offerings) and the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. Further, under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate of the Company, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume and manner of sale limitations described above. The Commission has recently proposed amendments to Rule 144 and Rule 144(k) that would permit resales of restricted securities under Rule 144 after a one-year holding period, rather than a two-year holding period, subject to compliance with the other provisions of Rule 144, and would permit resale of restricted securities by non-Affiliates under Rule 144(k) after a two-year, rather than a three-year holding period. Adoption of such amendments could result in resales of restricted securities sooner than would be the case under Rule 144 and Rule 144(k) as currently in effect. All of the 24,122,054 shares of Common Stock held by Affiliates have been beneficially owned by them for a period of more than two years.

  In addition, the Company intends to register on Form S-8 under the Securities Act approximately 7,500,000 shares of Common Stock issuable under options subject to the Company's Stock Option Plan. Shares issued under the Stock Option Plan (other than shares issued to affiliates) generally may be sold immediately in the public market, subject to vesting requirements and the lock-up agreements described below under "Underwriters."

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK

  General. The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock applicable to Non-U.S. Holders of such shares of Common Stock. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident, as specifically defined for U.S. federal income and estate tax purposes, of the United States, (ii) a corporation, partnership or any entity treated as a corporation or partnership for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any State thereof, or (iii) an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of United States federal income and estate taxation and does not address any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the current and possible future United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

  Dividends. In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate as may be specified by an applicable tax treaty) unless the dividends are
(i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii), if a tax treaty applies, attributable to a United States permanent establishment or, in the case of an individual, a fixed base in the United States, maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or, if a tax treaty applies, attributable to such permanent establishment or a fixed base will generally not be subject to withholding (if the Non-U.S. Holder files certain forms annually with the payor of the dividend) but will generally be subject to United States federal income tax on a net income basis at regular graduated individual or corporate rates. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The branch profits tax may not apply if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

  To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury Regulations to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. However, under proposed regulations, in the case of dividends (paid after December 31, 1997 or December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to United States withholding tax at a 31-percent rate under the backup withholding rules described below, rather than at a 30-percent rate or at a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Under current regulations, the Company must report annually to the United States Internal Revenue Service (the "IRS") and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides.

  A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

  Sale of Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, the gain is attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder in the United States; (ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home" (as specifically defined for U.S. federal income tax purposes) in the United States (unless the gain from disposition is attributable to an office or other fixed place of business maintained by such non-U.S. Holder in a foreign country and a foreign tax equal to at least 10% of such gain has been paid to a foreign country), or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates, or
(iv) the Company is or has been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes (which the Company does not believe that it has been, currently is or is likely to become) and, assuming that the Common Stock is deemed for tax purposes to be "regularly traded on an established securities market," the Non-U.S. Holder held, at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than five percent of the Common Stock.

  Estate Tax. Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

  Backup Withholding and Information Reporting. As a general rule, under current United States federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting requirements apply to the actual and constructive payments of dividends. The United States backup withholding tax and information reporting requirements generally, under current regulations, will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States that are either subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding, unless the payer has knowledge that the payee is a U.S. person. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not recipients that are entitled to an exemption, as discussed above and that fail to provide in the manner required certain identifying information. However, under proposed regulations, in the case of dividends paid after December 31, 1997, a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

  The payment of the proceeds from the disposition of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require (i) backup withholding if the broker has actual knowledge that the owner is not a Non-U.S. Holder, and (ii) information reporting on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.-related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The IRS recently proposed regulations addressing the withholding and information reporting rules which could affect the treatment of the payment of proceeds discussed above. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the possible application of the proposed regulations addressing the withholding and information reporting rules.

  Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, if any, and provided that such holder furnishes the IRS with the information entitling such holder to an exemption from or reduced rate of withholding, such holder would be entitled to a refund.

                                 UNDERWRITING

  The underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Bear, Stearns & Co. Inc. and Salomon Brothers Inc are acting as representatives, have severally agreed with the Company and the Selling Shareholders, subject to the terms and conditions of the U.S. Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-1 of which this Prospectus is a part), to purchase from the Company and the Selling Shareholders the aggregate number of U.S. Shares set forth opposite their respective names below:

                                                                      NUMBER OF
   NAME OF U.S. UNDERWRITER                                          U.S. SHARES
   ------------------------                                          -----------
   Bear, Stearns & Co. Inc..........................................
   Salomon Brothers Inc ............................................
                                                                        ----
     Total..........................................................
                                                                        ====

  The Managers of the concurrent International Offering named below (the "Managers"), for whom Bear, Stearns International Limited and Salomon Brothers International Limited are acting as lead Managers, have severally agreed with the Company and the Selling Shareholders, subject to the terms and conditions of the International Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-1 of which this Prospectus is a part), to purchase from the Company and the Selling Stockholders the aggregate number of International Shares set forth opposite their respective names below:

                                                                     NUMBER OF
                                                                   INTERNATIONAL
   NAME OF MANAGER                                                    SHARES
   ---------------                                                 -------------
   Bear, Stearns International Limited............................
   Salomon Brothers International Limited.........................
                                                                       ----
     Total........................................................
                                                                       ====

  The nature of the respective obligations of the U.S. Underwriters and the Managers is such that all of the U.S. Shares and all of the International Shares must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company and the Selling Shareholders have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect of such liabilities.

  The Company and the Selling Shareholders have been advised that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada and the Managers propose to offer the International Shares outside the United States and Canada, initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price
less a concession not to exceed $     per share; that the U.S. Underwriters
and the Managers may allow, and such selected dealers may reallow, a
concession to certain other dealers not to exceed $    per share; and that
after the commencement of the Offerings, the public offering price and the concessions may be changed.

  The Company has granted the U.S. Underwriters and the Managers options to purchase in the aggregate up to 1,305,000 additional shares of Common Stock solely to cover over-allotments, if any. The options may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the options are exercised, the U.S. Underwriters and the Managers will be severally committed, subject to certain conditions, to purchase the additional shares of Common Stock in proportion to their respective purchase commitments as indicated in the preceding tables.

  Pursuant to an agreement between the U.S. Underwriters and the Managers (the "Agreement Between"), each U.S. Underwriter has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, (a) it is not purchasing any U.S. Shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person or a dealer who similarly agrees. Similarly, pursuant to the Agreement Between, each Manager has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, (a) it is not purchasing any of the International Shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of the International Shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person or to a dealer who does not similarly agree. As used herein, "U.S. or Canadian Person" means any individual who is a resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust or any other entity organized under or governed by the laws of the United States or Canada or of any political subdivision thereof (other than the foreign branch of any U.S. or Canadian Person), any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of such income, and any United States or Canadian branch of a person other than a U.S. or Canadian Person; "United States" means the United States of America (including the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price as then in effect for the Common Stock being sold by the U.S. Underwriters and the Managers, less an amount no greater than the selling concession allocable to such Common Stock. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount specified on the cover page of this Prospectus.

  Each Manager has represented and agreed that (i) it has not offered or sold, and, prior to the expiration of six months following the consummation of the Offerings, it will not offer or sell, any shares of Common Stock to any person in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Common Stock to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

  Purchasers of the International Shares offered in the International Offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price set forth on the cover page hereof.

  The Company and its executive officers, directors and principal shareholders, other than Signet Media Capital Group which will not own shares after the Offerings, have agreed that for a period of 180 days following the Offerings, without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly, offer or agree to sell, sell, hypothecate, pledge or otherwise dispose of any shares of Common Stock (or securities convertible into, exchangeable for or exercisable for or evidencing the right to purchase shares of Common Stock).

  At the Company's request, the U.S. Underwriters and the Managers have reserved up to 430,000 shares of Common Stock (the "Directed Shares") for sale at the public offering price to the Company's management employees, customers and suppliers and other persons associated with the Company or affiliated with any director, officer or management employee of the Company. Each purchaser of more than 20,000 Directed Shares will be required to agree to a 30-day lock-up on resale following the Offerings. The number of shares of Common Stock available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the U.S. Underwriters and the Managers on the same basis as all other shares offered hereby.

  Prior to the Offerings, there has been no public market for the Company's Common Stock. Consequently, the initial public offering price will be determined through negotiations among the Company, the representatives of the U.S. Underwriters and the Managers. Among the factors to be considered in making such determination will be the Company's financial and operating history and condition, its prospects and such prospects for the industry in which it does business in general, the management of the Company, prevailing equity market conditions and the demand for securities considered comparable to those of the Company.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company or the Selling Shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

  Confirmations of the acceptance of offers to purchase shares of Common Stock will be sent to Canadian residents to whom this Prospectus has been sent and who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable Canadian provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, (iii) such purchaser has reviewed the text above under "Notice to Canadian Residents-- Resale Restrictions", (iv) if such purchaser is located in Manitoba, such purchaser is not an individual and is purchasing for investment only and not with a view to resale or distribution, (v) if such purchaser is located in Ontario, a dealer registered as an international dealer in Ontario may sell shares of Common Stock to such purchaser, and (vi) if such purchaser is located in Quebec, such purchaser is a "sophisticated purchaser" within the meaning of Section 43 of the Securities Act (Quebec).

TAXATION

  Canadian residents should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

ENFORCEMENT OF LEGAL RIGHTS

  The Company is organized under the laws of the Commonwealth of Virginia. All or substantially all of the directors and officers of the Company reside outside Canada and substantially all of the assets of the Company are located outside Canada. As a result, it may not be possible for Canadian investors to effect service of process within Canada upon the Company or to enforce against the Company in Canada judgments obtained in Canadian courts that are predicated upon the contractual rights of action, if any, granted to certain purchasers by the Company. It may also not be possible for investors to enforce against the Company in the United States judgments obtained in Canadian courts.

  Furthermore, although the requirement for an issuer to provide to certain purchasers the contractual right of action for damages and/or rescission described below is consistent with contractual considerations associated with a private placement which constitutes a primary distribution of the issuer's securities by the issuer, an investor may not be able to enforce a contractual right of action for rescission against the issuer where the offer or sale of the issuer's securities is a secondary distribution being made by a third party such as the sale of the Common Stock by the Selling Shareholders.

NOTICE TO ONTARIO RESIDENTS

  The Common Stock offered hereby is being issued by a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or persons outside of Canada.

NOTICE TO NOVA SCOTIA RESIDENTS

  The Securities Act (Nova Scotia) provides that where a Canadian offering document, together with any amendments thereto, contains an untrue statement of material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made (such untrue statement or omission herein called a "misrepresentation"), a purchaser who was delivered such offering document and who purchases such securities shall be deemed to have relied on such misrepresentations if it was a misrepresentation at the time of purchase and has a right of action for damages against the seller of the securities or he may elect to exercise the right of rescission against the seller, in which case he shall have no right of action for damages against the seller, provided that:

  (a) The seller will not be liable if the seller proves that the purchaser purchased the securities with knowledge of the misrepresentation;

  (b) In an action for damages, the seller will not be liable for all or any portion of such damages that the seller proves do not represent the depreciation in value of the security as a result of the misrepresentation relied upon;

  (c) In no case shall the amount recoverable pursuant to the right of action exceed the price at which the securities were offered; and

  (d) The action for recision or damages conferred by the Securities Act (Nova Scotia) is in addition to and without derogation from any other rights the purchaser may have at law;

but no action to enforce these rights may be commenced more than 120 days after the date on which payment is made for the securities or after the date on which the initial payment for the securities is made where a payment or payments subsequent to the initial payment are made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment.

NOTICE TO SASKATCHEWAN RESIDENTS

  The Securities Act (Saskatchewan) provides that in the event an offering memorandum, together with any amendment thereto, or any advertising or sales literature (as such terms are defined in the Securities Act (Saskatchewan)) used in connection with an offering contains a misrepresentation (as defined in the Securities Act (Saskatchewan)) that was a misrepresentation at the time of purchase, purchasers of securities will be deemed to have relied upon such misrepresentation and will have a statutory right of action pursuant to the Securities Act (Saskatchewan) for damages against the issuer and the seller of the securities, or alternatively may elect to exercise a right of rescission against the issuer or the seller, provided that:

  (a) no person or company is liable where the person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation;

  (b) no person or company, other than the issuer or selling security holder, is liable unless that person or company: (i) failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation; or (ii) believed there had been a misrepresentation; and

  (c) in an action for damages, the defendant is not be liable for all or any portion of such damages that it proves does not represent the depreciation in value of the securities as a result of the misrepresentation relied upon, but no action to enforce these rights may be commenced:

  (a) in the case of rescission, more than 180 days after the date of the transaction that gave rise to the cause of action; and

  (b) in the case of any other action, other than an action for rescission, more than the earlier of,

    (i)180 days after the purchaser first had knowledge of the facts giving rise to the cause of action, or

    (ii)three years after the date of the transaction that gave rise to the cause of action.

LANGUAGE OF DOCUMENTS

  All Canadian purchasers of shares of Common Stock acknowledge that all documents evidencing or relating in any way to the sale of such shares will be drawn in the English language only. Tous les acheteurs canadiens d'actions communes reconnaissant par les presentes que c'est a leur volonte expresse que tous les documents faisant foi ou se rapportant de quelque mainiere a la vente des valeurs mobilieres soient rediges en anglais seulement.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Swidler & Berlin, Chartered, Washington, D.C. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Weil, Gotshal & Manges LLP.

                                    EXPERTS

  The consolidated financial statements of the Company as of and for the years ended December 31, 1994 and 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their reports with respect thereto, and are included herein and in the Registration Statement in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of the Company as of December 31, 1993 and for the period from the Company's inception to December 31, 1993 included in this Prospectus have been audited by Chase and Associates CPAs, P.C., independent public accountants, as indicated in their report thereon, and are included in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a registration statement on Form S-1 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such contract or document. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Commission web site at (http://www.sec.gov). Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  The Company is not currently subject to the informational requirements of the Exchange Act. As a result of the Offerings, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports with the Commission. In addition, the Company will furnish its shareholders with annual reports containing audited financial statements certified by its independent public accounts and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996 (UNAUDITED), CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..............................................   F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and March 31,
 1996 (unaudited).........................................................   F-3
Consolidated Statements of Income for the years ended December 31, 1994 and 1995 and the three month periods ended March 31, 1995 and 1996
 (unaudited)..............................................................   F-4
Consolidated Statements of Shareholders' Equity for the years ended
 December 31, 1994 and 1995 and the three month periods ended March 31,
 1995 and 1996 (unaudited)................................................   F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994 and 1995 and the three month periods ended March 31, 1995 and 1996
 (unaudited)..............................................................   F-6
Notes to Consolidated Financial Statements................................   F-7
DECEMBER 31, 1993 FINANCIAL STATEMENTS
Independent Auditor's Report on the Financial Statements..................  F-15
Financial Statements
  Balance sheet as of December 31, 1993...................................  F-16
  Statement of income from inception to December 31, 1993.................  F-17
  Statement of changes in shareholders' deficit...........................  F-18
  Statement of cash flows from inception to December 31, 1993.............  F-19
  Notes to financial statements...........................................  F-20
Schedule of general and administrative expenses from inception to December
 31, 1993.................................................................  F-23

                         INDEPENDENT AUDITORS' REPORT

Telco Communications Group, Inc.
Chantilly, Virginia

  We have audited the accompanying consolidated balance sheet of Telco Communications Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Telco Communications Group, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          Deloitte & Touche llp

Richmond, Virginia
May 10, 1996

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                         DECEMBER 31,  DECEMBER 31,   MARCH 31,
                                             1994          1995          1996
                                         ------------  ------------  ------------
                                                                     (UNAUDITED)
                ASSETS
                ------
Current Assets:
 Cash and cash equivalents.............  $   474,512   $   936,771   $  1,300,284
 Accounts receivable, trade (net of
  allowances of $1,078,442 and
  $3,771,413 and $7,136,748 at December
  31, 1994 and 1995 and March 31, 1996,
  respectively)........................   24,986,466    55,823,988     75,998,752
 Prepaid income taxes..................          --        333,378            --
 Deferred income tax asset.............          --        884,769        696,779
 Other.................................    1,823,425     1,112,504      1,443,486
                                         -----------   -----------   ------------
 Total current assets..................   27,284,403    59,091,410     79,439,301
                                         -----------   -----------   ------------
Property, Plant And Equipment:
 Leasehold improvements................      278,837     1,147,867      1,168,075
 Network equipment.....................      496,263     4,533,900      5,430,411
 Office furniture......................      582,601     1,957,566      2,194,188
 Network equipment under capital
  lease................................    3,134,099    19,289,850     19,291,081
 Network facilities under development..    1,913,074     4,076,015      5,594,561
 Accumulated depreciation..............     (530,900)   (3,478,485)    (4,885,903)
                                         -----------   -----------   ------------
 Total property, plant and equipment,
  net..................................    5,873,974    27,526,713     28,792,413
                                         -----------   -----------   ------------
Other Assets...........................      374,789       505,847        696,270
                                         -----------   -----------   ------------
 Total Assets..........................  $33,533,166   $87,123,970   $108,927,984
                                         ===========   ===========   ============
 LIABILITIES AND SHAREHOLDERS' EQUITY
 ------------------------------------
Current Liabilities:
 Notes payable, short-term.............  $   213,233   $       --    $        --
 Capital lease obligation, current
  portion..............................      685,844     2,972,549      3,163,087
 Excise taxes payable..................      478,589     1,288,985      1,337,822
 Accounts payable......................    2,632,269    15,303,439     12,811,705
 Accrued network access and
  transmission expense.................    6,987,371     9,429,070     12,605,880
 Other accrued expenses................    1,592,647     1,322,454      6,333,273
 Income taxes payable..................      741,163           --       2,393,652
 Payable to related parties............       67,711       413,923        279,753
                                         -----------   -----------   ------------
 Total current liabilities.............   13,398,827    30,730,420     38,925,172
                                         -----------   -----------   ------------
Long-term Liabilities:
 Long-term debt........................   15,367,424    28,261,527     38,634,444
 Capital lease obligation, noncurrent..    2,617,364    13,175,732     12,639,966
 Deferred income taxes.................      357,492     1,353,382      1,411,081
                                         -----------   -----------   ------------
 Total long-term liabilities...........   18,342,280    42,790,641     52,685,491
                                         -----------   -----------   ------------
Minority Interest......................      137,155     1,183,093      1,616,813
                                         -----------   -----------   ------------
Commitments And Contingencies (Note 14)
Shareholders' Equity:
 Common stock (no par, 100,000 shares
  authorized, 49,092 shares
  outstanding).........................       25,000        25,000         25,000
 Additional paid-in capital--
  accumulated deficit remaining upon
  termination of
  S-corporation election...............     (376,121)     (376,121)      (376,121)
 Retained earnings.....................    2,006,025    12,770,937     16,051,629
                                         -----------   -----------   ------------
 Total shareholders' equity............    1,654,904    12,419,816     15,700,508
                                         -----------   -----------   ------------
 Total Liabilities and Shareholders'
  Equity...............................  $33,533,166   $87,123,970   $108,927,984
                                         ===========   ===========   ============

   The accompanying notes are an integral part of the consolidated financial statements.

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                          YEARS ENDED DECEMBER 31,   THREE MONTH    THREE MONTH
                          -------------------------  PERIOD ENDED   PERIOD ENDED
                             1994          1995     MARCH 31, 1995 MARCH 31, 1996
                          -----------  ------------ -------------- --------------
                                                     (UNAUDITED)    (UNAUDITED)
Revenues, net...........  $44,706,867  $215,375,486  $45,276,969    $91,927,548
Cost of services........   27,736,195   133,727,834   28,078,859     54,729,975
                          -----------  ------------  -----------    -----------
  Gross margin..........   16,970,672    81,647,652   17,198,110     37,197,573
                          -----------  ------------  -----------    -----------
Operating expenses:
  Selling, general and
   administrative.......   12,017,726    55,935,945   10,185,668     27,863,407
  Depreciation and
   amortization.........      495,883     3,325,641      451,843      1,432,678
                          -----------  ------------  -----------    -----------
    Total operating ex-
     penses.............   12,513,609    59,261,586   10,637,511     29,296,085
                          -----------  ------------  -----------    -----------
Operating income........    4,457,063    22,386,066    6,560,599      7,901,488
Interest expense........      896,871     2,951,975      591,547      1,065,942
Other expense (income)..      (14,614)       91,649       (3,828)       (13,405)
Income taxes:
  Current...............    1,074,837     7,420,471    2,090,508      2,888,850
  Deferred..............      356,789       111,121      235,331        245,689
                          -----------  ------------  -----------    -----------
    Total income taxes..    1,431,626     7,531,592    2,325,839      3,134,539
                          -----------  ------------  -----------    -----------
Minority interest.......      137,155     1,045,938      109,010        433,720
                          -----------  ------------  -----------    -----------
Net income..............  $ 2,006,025  $ 10,764,912  $ 3,538,031    $ 3,280,692
                          ===========  ============  ===========    ===========
Net income per common
 and common Equivalent
 share..................  $     31.57  $     161.91  $     53.16    $     48.92
Average common and
 common equivalent
 shares.................       63,541        66,488       66,554         67,063


   The accompanying notes are an integral part of the consolidated financial statements.

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

 YEARS ENDED DECEMBER 31, 1995 AND 1994 AND THREE MONTH PERIODS ENDED MARCH 31,
                               1996 AND 1995

                                                      ADDITIONAL
                                                       PAID-IN-
                                                       CAPITAL:
                                                    --------------
                                                     ACCUMULATED
                                                       DEFICIT
                                                    REMAINING UPON
                                                    TERMINATION OF  RETAINED
                                           COMMON   S-CORPORATION   EARNINGS
                                           STOCK       ELECTION     (DEFICIT)
                                          --------  -------------- -----------
BALANCE, DECEMBER 31, 1993............... $871,079   $        --   $(1,247,200)
  Conversion from S-Corporation tax sta-
   tus...................................      --      (1,247,200)   1,247,200
  Shares repurchased into treasury.......  (25,000)           --           --
  Issuance of common shares..............   50,000            --           --
  Net income.............................      --             --     2,006,025
                                          --------   ------------  -----------
BALANCE, DECEMBER 31, 1994............... $896,079   $ (1,247,200) $ 2,006,025
  Net income.............................      --             --    10,764,912
                                          --------   ------------  -----------
BALANCE, DECEMBER 31, 1995............... $896,079   $(1,247,200)  $12,770,937
  Net income (Unaudited).................      --             --     3,280,692
                                          --------   ------------  -----------
BALANCE, MARCH 31, 1996 (Unaudited)...... $896,079   $ (1,247,200) $16,051,629
                                          ========   ============  ===========
BALANCE, JANUARY 1, 1995................. $896,079   $ (1,247,200) $ 2,006,024
  Net income (Unaudited).................      --             --     3,538,031
                                          --------   ------------  -----------
BALANCE, MARCH 31, 1995 (Unaudited)...... $896,079   $ (1,247,200) $ 5,544,055
                                          ========   ============  ===========


   The accompanying notes are an integral part of the consolidated financial statements.

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    THREE MONTH   THREE MONTH
                         YEARS ENDED DECEMBER 31    PERIOD ENDED  PERIOD ENDED
                        --------------------------   MARCH 31,     MARCH 31,
                            1994          1995          1995          1996
                        ------------  ------------  ------------  ------------
                                                    (UNAUDITED)   (UNAUDITED)
Cash Flow From (Used
 for) Operations:
  Net income........... $  2,006,025  $ 10,764,912  $ 3,538,031   $  3,280,692
Adjustments to
 reconcile net income
 to net cash from (used
 for) operating
 activities:
  Depreciation and
   amortization........      495,883     3,325,641      451,834      1,432,678
  Minority interest....      137,155     1,045,938      109,010        433,720
  Deferred income
   taxes...............      356,789       111,121      235,311        245,689
  Loss on disposal of
   fixed assets........          --        122,783          --             --
Change in current
 assets and
 liabilities:
  Trade accounts
   receivable..........  (24,115,053)  (30,837,522)  (4,643,495)   (20,174,764)
  Prepaid and other
   assets..............   (1,617,168)      513,674     (116,095)      (188,029)
  Accounts payable.....    1,299,850    13,827,778    4,294,439     (2,577,067)
  Accrued expenses.....    8,795,562     2,171,506      494,788      8,187,629
  Income taxes
   payable.............      741,163    (1,074,541)   1,651,987      2,393,652
                        ------------  ------------  -----------   ------------
    Net cash used for
     operating
     activities........  (11,899,794)      (28,710)   6,015,810     (6,965,800)
                        ------------  ------------  -----------   ------------
Cash Flows (Used for)
 Investing Activities:
  Equipment purchases..   (1,300,878)   (9,814,752)  (1,806,400)    (2,253,308)
  Investments, net of
   cash acquired.......       (7,758)          --           --             --
                        ------------  ------------  -----------   ------------
    Net cash used for
     investing
     activities........   (1,308,637)   (9,814,753)  (1,806,400)    (2,253,308)
                        ------------  ------------  -----------   ------------
Cash Flows From (Used
 for) Financing
 Activities:
  Proceeds from line of
   credit..............   29,126,823    28,261,527   13,484,991     38,634,444
  Payments on line of
   credit..............  (13,759,399)  (15,367,424) (15,367,424)   (28,261,527)
  Payments on capital
   leases..............   (1,266,413)   (2,375,149)    (348,312)      (790,296)
  Payments on short-
   term debt...........     (583,000)     (213,233)                        --
  Proceeds from
   contributed
   capital.............       50,000           --           --             --
  Repurchase of common
   shares..............      (25,000)          --           --             --
                        ------------  ------------  -----------   ------------
    Net cash from fi-
     nancing activi-
     ties..............   13,543,011    10,305,721   (2,230,745)     9,582,621
                        ------------  ------------  -----------   ------------
Increase in Cash.......      334,579       462,259    1,978,665        363,513
Cash, Beginning of the
 Period................      139,933       474,512      474,512        936,771
                        ------------  ------------  -----------   ------------
Cash, End of the
 Period................ $    474,512  $    936,771  $ 2,453,177   $  1,300,284
                        ============  ============  ===========   ============

   The accompanying notes are an integral part of the consolidated financial statements.

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED DECEMBER 31, 1995 AND 1994

1. NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations--The Company is a facilities-based long distance telephone company headquartered in Chantilly, Virginia. The Company principally provides service to residential customers in 28 states and the District of Columbia.

 Significant Accounting Policies:

  A. Basis of Consolidation--The consolidated financial statements include the accounts of Telco Communications Group, Inc. (TCGI) and its wholly-owned Dial & Save subsidiaries as well as TCGI's 80% interest in Telco Development Group of Delaware, Inc. and a 55.55% interest in Long Distance Wholesale Club. All intercompany transactions and accounts have been eliminated in consolidation (see Note 7).

  B. Revenue Recognition--Revenue is recorded when service is rendered, which is measured when a long distance call is completed and is recorded net of an allowance for revenues which the Company estimates will ultimately be refunded, rebated, uncollectible or unbillable.

  C. Sales, Advertising and Related Marketing Expenses--Costs incurred in connection with Company sales, advertising and marketing activities are recognized in the period that they are incurred. Costs incurred in advance of utilization in sales, advertising or marketing activity are recognized as prepaid assets until such activity occurs. The Company had recorded prepaid advertising and mail marketing costs of $377,745 and $1,055,414 at December 31, 1995 and 1994, respectively. These expenditures were utilized in promotional activities and mailings in subsequent periods and were expensed in the periods in which the items were mailed.

  D. Cash and Cash Equivalents--For the purposes of reporting cash flows, the Company considers all highly liquid instruments with original maturities of less than three months to be cash equivalents.

  E. Accounts Receivable--Accounts receivable principally consists of amounts due from customers. The Company contracts with Local Exchange Carriers (LECs), or an authorized clearinghouse, to bill and collect from its customers. The fees vary from LEC to LEC. Currently, the Company pays between $0.26 and $0.86 per bill for bill rendering and an additional amount per call record. This amount is offset against the related LEC receivable.

  F. Property and Depreciation--Property, plant and equipment is recorded at cost. Depreciation is computed using the straight-line method based on estimated useful lives (or lease terms, if shorter for facilities under capital leases and leasehold improvements) of five years. Expenditures for maintenance and repairs are charged to expense as incurred whereas expenditures for additions and replacements are capitalized. The cost and related accumulated depreciation of assets sold or otherwise disposed of during the period are removed from the accounts. Any gain or loss is reflected in the year of disposal.

  G. Income Taxes--Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Such differences relate primarily to depreciable assets and accounts receivable. The Company revoked its S-Chapter election effective January 1, 1994.

  H. Excise Taxes Payable--Excise taxes payable represent sales and excise tax amounts collected which are subsequently remitted to taxing authorities.

  I. Reclassification--Certain amounts in the 1994 consolidated financial statements have been reclassified to conform to the 1995 presentation.

  J. Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  K. Net Income Per Share--Net income per share is based on the weighted average number of shares of common stock and common stock equivalent shares outstanding using the treasury stock method. Pursuant to Securities and Exchange Commission requirements, common and common equivalent shares issued during the twelve-month period prior to the initial filing of the Company's proposed public offering have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method, based on an estimated initial public offering price.

  L. Recently Issued Accounting Pronouncements--In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which must be adopted by the Company by January 1, 1996. This statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on the Company's current operating environment, adoption of SFAS 121 does not have a material impact.

  In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." The Company has decided, as permitted by SFAS No. 123, to continue to apply Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," for recognition and measurement purposes.

  M. Interim Financial Data (Unaudited)--The interim financial data at March 31, 1996 and for the three-month periods ended March 31, 1995 and 1996 is unaudited; however, in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period.

2. RELATED PARTY TRANSACTIONS

  The Company has entered into various transactions with several entities which are or have been controlled by the Company's Chairman of the Board, who is also a shareholder with a direct ownership interest of 33%. These other entities include Tel Labs Inc., Telco Development Group, Inc., Bricks In The Sticks, Ltd., Telco Development Group of Delaware (an 80%-owned subsidiary of the Company), and Dial & Save of Pennsylvania (a wholly-owned subsidiary of the Company).

  The Company leases office and switch site facilities from Bricks In The Sticks, Ltd. The Company paid total rents of $179,420 and $63,500 for these facilities, for the years ended December 31, 1995 and 1994, respectively.

  Total annual future minimum operating lease payments due to the related party for the above lease are as follows for the years ending December 31:

            1996................................ $189,546
            1997................................  201,377
            1998................................  213,387
            1999................................  168,996
            2000................................    8,159

  The Company purchases data processing services for call translation and rating on a month-to-month basis from Tel Labs, Inc. The Company paid $1,260,000 and $155,000 for these services for the years ended December 31, 1995 and 1994, respectively.

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

  The Company purchases computer equipment and support on a month-to-month basis from Telco Development Group, Inc. The Company paid $779,918 and $229,100 for these services for the years ended December 31, 1995 and 1994, respectively.

  On August 1, 1994, the Company purchased 100% of the outstanding shares of Dial & Save of Pennsylvania from the Company's Chairman for $31,479 in cash. The Consolidated Statement of Income for the year ended December 31, 1994 includes the operations of Dial & Save of Pennsylvania from August 1, 1994. Operations of Dial & Save of Pennsylvania prior to August 1, 1994 were not material.

  Prior to July 28, 1994, the Company's Chairman owned a 50% interest in the common stock of Long Distance Wholesale Club (LDWC). The Company purchased the Chairman's 50% interest and an additional 5% of the common stock of LDWC (see
Note 7). The Company paid approximately $85,000 for the Chairman's interest in LDWC.

  The Company was organized during 1993 through the investment of: 1) its Chairman, 2) its President, and 3) a non-management shareholder. At the Company's inception, the non-management shareholder purchased a minority interest in the Company's common stock for $250,000. On July 20, 1994, the Company purchased, into treasury, 100% of the non-management shareholder's original minority interest in the common stock of the Company for $25,000 and, on July 25, 1994, sold, at the non-management shareholder's request, a similar minority interest in its common stock to a foreign corporation of which such shareholder is an executive officer in exchange for $50,000 (see Note 10).

  The foreign corporation also holds a minority ownership interest in an international long distance services provider. The former non-management shareholder is a director and member of the management of this provider. This international provider and Telco purchase transmission services from one another pursuant to service agreements.

3. ALLOWANCES

  Changes in the allowance for unbillable or uncollectible accounts and billing services fees were as follows at December 31:

                                                          1994         1995
                                                       -----------  -----------
     Balance at the beginning of year................. $    59,763  $ 1,078,442
     Provision charged to operations..................   2,545,350   11,517,017
     Write-offs, net of recoveries....................  (1,526,671)  (8,824,046)
                                                       -----------  -----------
     Balance at the end of year....................... $ 1,078,442  $ 3,771,413
                                                       ===========  ===========

  Allowances related to refunds, rebates, and unbilled or uncollectible revenue totaled $9,143,602 and $2,625,451 for the years ended 1995 and 1994, respectively.

4. LONG-TERM AND OTHER DEBT

  The long-term debt of TCGI consists of a $25,000,000 line of credit from Signet Bank due January 1996 with an interest rate of prime plus 2%. The weighted average interest rates for 1995 and 1994 were 10.86% and 9.94%, respectively. The bank has a first security interest on all accounts receivable, equipment, furniture and fixtures, and the common stock of subsidiaries is pledged as additional security. The credit agreement cites minimum operating ratios, and prohibits creation of debt, merger, sale of assets, loans or advances, guarantees, and payment of dividends without consent of the lender. The credit agreement also includes a warrant agreement between TCGI and Signet Media Capital Group, which entitles Signet Media Capital Group to 1,174 warrants at an exercise price of $.05 per share. No warrants have been exercised as of December 31, 1995. In 1996, the number of shares subject to the warrant was adjusted to 1,255. The credit agreement is guaranteed by two executive officers of the Company. Under the terms of the agreement, the officers guarantee a term note,

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES consisting solely of loan points, and any borrowing in excess of 80% of receivables. At December 31, 1995 and 1994, there were no amounts outstanding personally guaranteed by the officers.

  At December 31, 1995, the Company was in the process of renegotiating the credit agreement. Interim financing of an additional $10,000,000 was available to the Company under the terms of the current credit agreement. On January 24, 1996, permanent financing was obtained in the amount of $45,000,000. On March 20, 1996, the credit agreement was amended to provide $20,000,000 of additional financing. The new credit agreement has a maturity date of January 24, 1998 and carries an adjustable interest rate based on the LIBOR and prime rates. As a result of the new financing, $28,261,527 has been reclassified to long term debt at December 31, 1995. Under the new credit agreement there are no personal guarantees. The new credit agreement is secured by substantially all of the Company's assets and requires the Company to maintain certain financial ratios, restricts the payment of dividends and requires all subsidiary companies' stock be pledged as collateral.

  Short-term notes payable consist of deposits to a leasing agent. The terms for the leases require a 10% payment at inception and a 10% payment to be made in equal installments over a period of five months.

5. OBLIGATIONS UNDER CAPITAL AND OPERATING LEASES

  The Company leases certain equipment under capital leases. Accordingly, the Company has capitalized such equipment in the amount of $22,214,849 and $4,819,099 less accumulated depreciation of $2,587,847 and $412,372 as of December 31, 1995 and 1994, respectively. At December 31, 1995, 93% of such equipment was leased from one vendor. Total equipment under capital leases includes $2,925,000 and $1,685,000 classified as network facilities under development, as of December 31, 1995 and 1994, respectively.

  The following represents the future minimum payments required under such leases for the next five years.

       1996........................................................ $ 4,347,275
       1997........................................................   4,604,616
       1998........................................................   4,564,692
       1999........................................................   4,248,216
       2000........................................................   1,969,639
                                                                    -----------
       Total minimum base payments.................................  19,734,438
                                                                    -----------
       Imputed interest............................................  (3,586,157)
                                                                    -----------
       Net obligation..............................................  16,148,281
       Current portion.............................................  (2,972,549)
                                                                    -----------
       Capital lease obligation, noncurrent........................ $13,175,732
                                                                    ===========

  In addition to operating leasing activities discussed in Note 2, the Company leases space in Ft. Lauderdale, Florida; Austin, Texas; Washington, D.C.; Davenport, Iowa; Arlington, Virginia and Las Vegas, Nevada. The total minimum rental commitment as of December 31, 1995 due in future years is as follows:

                        YEARS ENDING
                        DECEMBER 31,
                        ------------
            1996................................ $534,334
            1997................................  541,972
            1998................................  554,711
            1999................................  516,537
            2000................................  205,780

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

  Total rent expense under these leases was $206,534 and $68,809 for the years ended December 31, 1995 and 1994, respectively.

6. INCOME TAXES

  The Company accounts for income taxes using the liability method, whereby deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse.

  Significant components of income taxes are as follows for the years ended December 31, 1994 and 1995:

                                                              1994       1995
                                                           ---------- ----------
   Current:
     Federal.............................................. $  822,612 $6,023,084
     State................................................    252,225  1,397,387
                                                           ---------- ----------
       Total Current...................................... $1,074,837 $7,420,471
                                                           ========== ==========
   Deferred:
     Federal.............................................. $  320,589 $   91,780
     State................................................     36,200     19,341
                                                           ---------- ----------
       Total Deferred..................................... $  356,789 $  111,121
                                                           ========== ==========

  Temporary differences which give rise to significant components of the Company's deferred tax liabilities and assets for the years ended December 31, 1994 and 1995 are as follows:

                                                         1994        1995
                                                       ---------  -----------
   Deferred Tax Liabilities:
     Book over tax basis in property, plant and
      equipment....................................... $(177,194) $(1,161,939)
     Bad debts--non-accrual method....................  (110,375)         --
     Other............................................   (69,923)    (191,443)
                                                       ---------  -----------
                                                        (357,492)  (1,353,382)
                                                       ---------  -----------
   Deferred Tax Assets:
     Bad debts--non-accrual method....................       --       580,643
     Other............................................       --       304,126
                                                       ---------  -----------
                                                             --       884,769
                                                       ---------  -----------
   Deferred Tax Liability, net........................ $(357,492) $  (468,613)
                                                       =========  ===========

  No valuation allowance has been recorded for the realization of the deferred tax asset resulting from the temporary differences as management believes that it will, more likely than not, be able to realize the deferred tax asset.

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

  Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense for the years ended December 31, 1994 and 1995 are as follows:

                                                                   1994   1995
                                                                   -----  -----
   Federal Statutory Rate......................................... 34.00% 35.00%
   Effect of:
     State taxes--net of Federal benefit..........................  6.23   4.76
     Other........................................................  (.18)  (.82)
                                                                   -----  -----
   Income Tax Expense............................................. 40.05% 38.94%
                                                                   =====  =====

7. BUSINESS COMBINATIONS

  On July 28, 1994, the Company acquired 55% of the outstanding stock of Long Distance Wholesale Club (see Note 2). The Company paid $134,834 in cash for the shares. The acquisition has been accounted for as a purchase transaction and, accordingly, the cash paid has been allocated to assets and liabilities based on the estimated fair value as of the acquisition date. The Consolidated Statement of Income for the year ended December 31, 1994 includes the operating results of Long Distance Wholesale Club from August 1, 1994.

  See also Note 2 regarding Dial & Save of Pennsylvania.

8. INCENTIVE STOCK OPTIONS

  On July 1, 1994, the Company adopted a Stock Plan (the Plan) which provides for the granting of one or any combination of incentive stock options, nonqualified stock options, restricted stock awards and bargain purchases of Company stock. All Company employees are eligible to participate in the Plan. 10,000 shares of common stock are authorized for issuance by the Plan. Options are issued at a price equal to the fair market value of the common stock at the date granted. No options were exercised or canceled during 1995 or 1994. Options for 3,583 shares are exercisable at December 31, 1995. The following options are currently outstanding:

     YEAR OF GRANT                                 NUMBER OF SHARES OPTION PRICE
     -------------                                 ---------------- ------------
      1994.......................................       3,843.5      $131-$784
      1995.......................................         500          $1,374

  In addition, LDWC has granted options to certain employees. Options are issued at a price equal to the fair market value of the common stock at the date granted. No options were exercised or canceled during 1995. Options on
1.11 shares are exercisable at December 31, 1995. The following options are currently outstanding:

     YEAR OF GRANT                             NUMBER OF SHARES   OPTION PRICE
     -------------                             ---------------- ----------------
      1995...................................        5.72       $33,955-$181,061

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

9. SUPPLEMENTAL CASH FLOW INFORMATION

  The following represents supplemental cash flow information for the years ended December 31, 1994 and 1995:

                                                            1994       1995
                                                         ---------- -----------
     Cash paid for:
       Interest......................................... $  656,958 $ 2,939,472
       Income taxes..................................... $  336,598 $ 8,223,750
     Non-cash investing and financing activities:
       Conversion of note receivable to equity.......... $      --  $   250,000
       Equipment purchased through capital leases....... $2,821,353 $15,220,222
       Fair value of assets acquired.................... $1,025,533 $       --
       Cash paid for common stock.......................    170,360         --
                                                         ---------- -----------
       Liabilities assumed.............................. $  855,173 $       --

10. CAPITAL STOCK

  On June 1, 1994, the Company declared a ten-for-one stock split. All share amounts have been restated to reflect the split. On July 20, 1994, the Company purchased 13,633 shares of its stock at $1.83 per share and subsequently sold 15,225 shares at $3.28 per share on July 25, 1994 (see Note 2).

11. NOTE RECEIVABLE CONVERSION

  In June 1995, the Company exercised its option to convert a $250,000 short-term note receivable from its majority-owned subsidiary Long Distance Wholesale Club to equity in that entity. 3.046 shares of Long Distance Wholesale Club common stock were issued in the transaction, resulting in an increase in the Company's ownership interest from 55% to 55.55%.

12. EMPLOYEE BENEFIT PLANS

  The Company's majority-owned subsidiary Long Distance Wholesale Club implemented a 401(k) pension plan during 1995. Employees are eligible to participate in the plan if they have been employed by Long Distance Wholesale Club for one year and work at least 20 hours per week. Generally, employees can defer up to 15% of their gross bi-weekly salary into the plan. The Company's contribution is to be determined annually by the Board of Directors. The Company contributed $11,781 to the plan in 1995.

13. DEFERRED COMPENSATION PLAN

  The Company though its majority-owned subsidiary Long Distance Wholesale Club provides a deferred compensation plan for one of its officers. The plan provides for annual elections to be made by the officer of deferral amounts, such deferral to be made only from compensation amounts earned and otherwise payable. The plan requires funding of the deferred compensation amount equal to the officer's deferral plus interest at an annual rate to be determined by the board of directors from time to time. As of December 31, 1995, $373,604 has been accrued under the plan, $331,820 of which has been funded to date.

14. COMMITMENTS AND CONTINGENCIES

  The Company is a party from time to time to routine litigation or employment related litigation incident to its business. No provision has been reflected in the accompanying financial statements for any litigation. Based

               TELCO COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES upon information presently available, management believes the final disposition of these items will not have an adverse material effect on operations or the financial position of the Company.

  During the first half of 1996, the Company entered into employment and consulting agreements with certain members of management. The agreements provide for the employees to receive amounts not less than specified base annual salaries through the terms of the agreements, which have terms of three to five years. Certain of the contracts also include non-competition covenants and options to purchase shares of the Company's common stock.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

  The carrying amounts of notes payable and debt issued pursuant to the Company's bank credit agreements approximate fair value because the interest rates on these instruments change with market interest rates.

16. SUBSEQUENT EVENTS

  Acquisitions of Affiliated Companies: Subsequent to December 31, 1995, the Company announced its intention to purchase the remaining shares of LDWC and Telco Development Group of Delaware. In addition, the Company has announced plans to acquire Tel Labs concurrent with an offering to sell 8,700,000 shares of the Company's Common Stock.

  Stock Split (Unaudited): The Board of Directors of the Company has authorized a 425-to-1 stock split. The split will occur immediately prior to consummation of an Offering to sell 8,700,000 shares of the Company's Common Stock. Net income per share and related weighted average shares outstanding do not reflect the impact of these future transactions.

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Telco Communications Group, Inc.
Chantilly, Virginia

  We have audited the accompanying balance sheet of Telco Communications Group, Inc. as of December 31, 1993, and the related statements of income, changes in stockholders' deficit, and cash flows from inception to December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telco Communications Group, Inc. as of December 31, 1993, and the results of operations and its cash flows from inception to December 31, 1993 in conformity with generally accepted accounting principles.

  Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ Chase and Associates CPAs, P.C.
Manassas, Virginia
March 25, 1994

                        TELCO COMMUNICATIONS GROUP, INC.

                                 BALANCE SHEET

                               DECEMBER 31, 1993

                              ASSETS
                              ------
Current Assets
  Cash and cash equivalents....................................... $   139,933
  Trade receivables...............................................     441,706
  Other receivables...............................................       4,031
  Deposits........................................................     236,612
  Prepaid expenses................................................      30,853
                                                                   -----------
    Total current assets..........................................     853,135
                                                                   -----------
Property and Equipment
  Leasehold improvements..........................................      68,000
  Machinery and equipment.........................................     159,846
  Office furniture and equipment..................................      24,270
  Equipment acquired under capital leases.........................   1,000,000
  Less accumulated deprecation....................................     (54,358)
                                                                   -----------
                                                                     1,197,758
                                                                   -----------
                                                                   $ 2,050,893
                                                                   ===========
              LIABILITIES AND STOCKHOLDERS' DEFICIT
              -------------------------------------
Current Liabilities
  Shareholder notes payable (Note 2).............................. $    72,233
  Short-term notes payable (Note 3)...............................     724,000
  Current obligations under capital leases (Note 5)...............     148,463
  Accounts payable................................................     829,662
  Accrued expenses................................................      38,069
                                                                   -----------
    Total current liabilities.....................................   1,812,427
                                                                   -----------
Obligations Under Capital Leases, less current portion (Note 5)...     614,586
                                                                   -----------
Commitments and Contingencies (Note 4)
Stockholders' Deficit
  Common stock, par value $.01 per share; authorized 5,000 shares;
   issued 4,747 shares............................................          47
  Paid in capital.................................................     871,033
  Retained earnings deficit.......................................  (1,247,200)
                                                                   -----------
                                                                      (376,120)
                                                                   -----------
                                                                   $ 2,050,893
                                                                   ===========

                        TELCO COMMUNICATIONS GROUP, INC.

                              STATEMENT OF INCOME

                      FROM INCEPTION TO DECEMBER 31, 1993

Net sales......................................................... $ 1,135,490
Cost of sales.....................................................     993,741
                                                                   -----------
    Gross Profit..................................................     141,749
                                                                   -----------
Billing, General and Administrative Expenses:
  Billing services................................................     100,762
  General and administrative......................................   1,263,033
                                                                   -----------
                                                                     1,363,795
                                                                   -----------
    Operating income loss.........................................  (1,222,046)
Interest Expense..................................................      25,154
                                                                   -----------
Net Income loss................................................... $(1,247,200)
                                                                   ===========

                        TELCO COMMUNICATIONS GROUP, INC.

                 STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

                      FROM INCEPTION TO DECEMBER 31, 1993

Issuance of common stock.......................................... $        47
Proceeds of paid in capital in excess of par......................     871,033
Accumulated (deficit).............................................  (1,247,200)
                                                                   -----------
  Total Stockholders' Deficit..................................... $  (376,120)
                                                                   ===========

                        TELCO COMMUNICATIONS GROUP, INC.

                            STATEMENT OF CASH FLOWS

                      FROM INCEPTION TO DECEMBER 31, 1993

Cash Flows From Operating Activities
  (Net loss)..................................................... $(1,247,200)
Adjustments to reconcile net loss to net cash provided by (used
 in) operating activities:
  Depreciation...................................................      48,692
  Amortization...................................................       5,666
  Increase in trade receivables..................................    (441,706)
  Increase in other receivables..................................      (4,031)
  Increase in deposits...........................................    (230,560)
  Increase in prepaid expenses...................................     (30,853)
  Increase in accounts payable...................................     829,662
  Increase in accrued expenses...................................      38,069
                                                                  -----------
    Net cash (used in) operating activities......................  (1,032,261)
                                                                  -----------
Cash Flows From Investing Activities
  Purchase of property and equipment.............................    (218,110)
  Leasehold improvements.........................................     (68,000)
                                                                  -----------
    Net cash (used in) investing activities......................    (286,110)
                                                                  -----------
Cash Flows From Financing Activities
  Proceeds from borrowings from shareholders and related
   parties.......................................................     796,233
  Payments under capital leases..................................     (21,276)
  Proceeds from sale of stock....................................     683,347
                                                                  -----------
    Net cash provided by financing activities....................   1,458,304
                                                                  -----------
  Net increase in cash and cash equivalents......................     139,933
  Beginning cash and cash equivalents............................           0
                                                                  -----------
  Ending cash and cash equivalents............................... $   139,933
                                                                  ===========
Supplemental Disclosures of Cash Flow Information
  Cash payments for interest..................................... $     7,240
                                                                  ===========
Supplemental Schedule of Noncash Investing and Financing
 Activities
  Capital lease obligation incurred for use of equipment......... $   784,325
                                                                  ===========
  Equipment acquired for stock................................... $   181,681
                                                                  ===========
  Deposits acquired for stock.................................... $     6,052
                                                                  ===========

                       TELCO COMMUNICATIONS GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

 Nature of business:

  The Company is a full service long distance telephone company headquartered in Chantilly, Virginia. The Company currently provides service to consumers and businesses in the state of Florida under the trade style Dial & Save.

  A summary of the Company's significant accounting policies follows:

 Revenue recognition:

  Revenue is recorded on an accrual basis whereby revenue is recognized when a long distance call is completed and the calls are priced by a third party data processing contractor. Revenues are realized net of an allowance for estimated unbillable or uncollectible amounts.

 Sales, advertising and related marketing expenses:

  Costs incurred in connection with Company sales, advertising, and marketing activities are realized in the period that they are incurred.

 Cash and cash equivalents:

  For the purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties to be cash equivalents.

 Trade receivables:

  Accounts receivable consist primarily of monies due from Local Exchange Carriers ("LEC") (BellSouth Telecommunications, GTE Telephone, and Sprint United Telephone Company) or an authorized billing clearinghouse. The Company contracts with LECs, or an authorized clearinghouse, to bill and collect from it's customers. Accounts receivable are recognized net of collection costs, bad debt and uncollectible allowances, interest expenses and carrying costs. The Company has elected to receive monies due from local telephone companies, via an authorized clearing house on an expedited basis, utilizing an advance payment agreement. Under this agreement, the Company may borrow up to a fixed percentage of the outstanding accounts receivable.

 Property and equipment:

  Property and equipment are stated at cost. Depreciation and amortization is computed by the straight line method over the shorter of the asset's lease term or its estimated useful lives:

                                                                           YEARS
                                                                           -----
     Leasehold improvements...............................................    2
     Office furniture & equipment.........................................    3
     Machinery & equipment................................................    5
     Leased equipment.....................................................    5

 Income tax status:

  The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account

                       TELCO COMMUNICATIONS GROUP, INC.

for their prorata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

NOTE 2. NOTES PAYABLE TO SHAREHOLDERS

  The Company has two (2) unsecured note agreements in the amounts of $43,379 and $28,839 payable to individual stockholders and directors. The note agreements provide for an annual interest rate of 12% payable in monthly installments with principal amounts due on December 31, 1994.

NOTE 3. SHORT-TERM NOTES PAYABLE

  The Company has two unsecured note agreements payable to third parties in the amounts of $224,000 and $500,000. The note agreements provide for an annual interest rate of at least 12%, payable in monthly installments with principal amounts due June 30, 1994.

NOTE 4. COMMITMENTS

  The Company leases it's Chantilly, Virginia and Ft. Lauderdale, Florida offices under operating leases which expire variously through August, 1997.

  The total minimum rental commitment as of December 31, 1993, due in future years is as follows:

     Years ending December 31,
       1994............................................................ $33,516
       1995............................................................  31,944
       1996............................................................  28,800
       1997............................................................  16,800

  The total rent expense from inception to December 31, 1993 was $13,572.

NOTE 5. CAPITAL LEASE OBLIGATIONS

  The Company leases telephone switching equipment under a capital lease agreement. The lease carries an implied interest rate of ten percent (10%) with a term of sixty (60) months and allows for the purchase of the leased equipment at the end of the lease term for $1. This lease is guaranteed by two
(2) stockholders and directors.

  The Company leases telephone PBX equipment under a capital lease agreement. The lease carries an implied interest rate of 13.9% with a term of twenty-four
(24) months and allows for the purchase of the leased equipment at the end of lease term for $1.

  The total minimum aggregate dollar amount due under capital leases is $784,325 with interest totaling $199,350. The total depreciation on the related assets was $37,294. The total minimum lease commitments due as of December 31, 1993 are as follows:

     Years ending December 31,
       1994........................................................... $148,463
       1995...........................................................  157,952
       1996...........................................................  141,869
       1997...........................................................  156,725
       1998...........................................................  158,040

                       TELCO COMMUNICATIONS GROUP, INC.

NOTE 6. TRANSACTIONS WITH RELATED PARTIES

  The Company rents office space in Chantilly, Virginia for a two (2) year term from Telco Development Group, Inc., a corporate which is 74% owned by a company director and stockholder.

  The Company purchases data processing services on a month-to-month basis from Tel Labs, Inc., a corporation which is 100% owned by a company director and stockholder.

  The Company purchased computer equipment from a corporation owned by a company director and stockholder. Total equipment purchases from the corporation during 1993 were $21,109.

  Amounts charged to expenses as a result of transactions with related parties from inception to December 31, 1993 consist of the following:

     Rent............................................................... $12,000
     Data processing....................................................   5,210
                                                                         -------
                                                                         $17,210
                                                                         =======

  All transactions with related parties are at a fair market price, balances are cleared regularly, and similar services are readily available from other suppliers.

  As of December 31, 1993 the total amount included in accounts payable due to related parties is $13,545.

                        TELCO COMMUNICATIONS GROUP, INC.

                SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

                      FROM INCEPTION TO DECEMBER 31, 1993

General and administrative expenses:
  Depreciation and amortization..................................... $   54,358
  Data processing...................................................      5,210
  Call center.......................................................     91,971
  Temporary help....................................................      1,402
  Insurance.........................................................      4,752
  Professional fees.................................................      9,427
  Mail marketing....................................................    838,298
  Travel............................................................     30,319
  Miscellaneous.....................................................      8,561
  Office supplies...................................................     12,952
  Rent..............................................................     27,133
  Salaries..........................................................    164,507
  Payroll taxes.....................................................     14,143
                                                                     ----------
                                                                     $1,263,033
                                                                     ==========

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNEC-TION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMA-TION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RE-LATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AF-FAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Dilution.................................................................  15
Capitalization...........................................................  16
Selected Consolidated Historical and Pro Forma Financial Data............  17
Pro Forma Consolidated Financial Statements..............................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  33
Management...............................................................  45
Certain Transactions.....................................................  53
Principal and Selling Shareholders.......................................  55
Description of Capital Stock.............................................  56
Shares Eligible for Future Sale..........................................  59
Certain United States Federal Tax Considerations for Non-U.S Holders of
 Common Stock............................................................  61
Underwriting.............................................................  64
Legal Matters............................................................  68
Experts..................................................................  69
Available Information....................................................  69
Index to Consolidated Financial Statements............................... F-1

                               ----------------

 UNTIL , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIRE-MENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                             8,700,000 SHARES

            [LOGO OF TELCO COMMUNICATIONS GROUP APPEARS HERE]


                               COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------


                            BEAR, STEARNS & CO. INC.

                              SALOMON BROTHERS INC

                                       , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                SUBJECT TO COMPLETION, DATED JULY 22, 1996

PROSPECTUS

                             8,700,000 SHARES


            [LOGO OF TELCO COMMUNICATIONS GROUP APPEARS HERE]
                                ----------------
                                  COMMON STOCK
                                  ------------

  Of the 8,700,000 shares (the "Shares") of Common Stock offered hereby, 6,100,000 shares will be sold by Telco Communications Group, Inc. ("Telco" or the "Company") and 2,600,000 shares will be sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares being sold by the Selling Shareholders. See "Principal and Selling Shareholders."

  A total of 1,740,000 shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering") by the Managers and 6,960,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters. The initial public offering price and the underwriting discounts and commissions are identical for both the International Offering and the U.S. Offering (collectively, the "Offerings").

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

  The Common Stock has been approved for trading on the Nasdaq National Market under the symbol "TCGX," subject to official notice of issuance.

                                  -----------

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN RISKS
               ASSOCIATED WITH AN INVESTMENT IN THE SHARES.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  UNDERWRITING                   PROCEEDS TO
                     PRICE TO    DISCOUNTS AND     PROCEEDS        SELLING
                      PUBLIC     COMMISSIONS(1) TO COMPANY(2)  SHAREHOLDERS(2)
- ------------------------------------------------------------------------------
Per Share.......       $              $              $              $
- ------------------------------------------------------------------------------
Total(3)........      $              $              $              $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the Managers and U.S. Underwriters.

(2) Before deducting expenses payable by the Company, estimated at $1,012,000.



(3) The Company has granted the Managers and the U.S. Underwriters 30-day options to purchase in the aggregate up to 1,305,000 additional shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $ , $ , and $ , respectively. See "Underwriting."

                                  -----------

  The International Shares are offered by the several Managers, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The Managers reserve the right to withdraw, cancel or modify the International Offering and to reject orders in whole or in part. It is expected that the delivery of the International Shares will be made against payment therefor on
or about    , 1996, at the offices of Bear, Stearns & Co. Inc., 245 Park
Avenue, New York, New York 10167.

                                  -----------

BEAR, STEARNS INTERNATIONAL LIMITED       SALOMON BROTHERS INTERNATIONAL LIMITED

                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNEC-TION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFOR-MATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY
THE COMPANY, ANY SELLING SHAREHOLDER, ANY UNDERWRITER OR ANY OTHER PERSON.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE
IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR
IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO
SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CON-TAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Dilution.................................................................  15
Capitalization...........................................................  16
Selected Consolidated Historical and Pro Forma Financial Data............  17
Pro Forma Consolidated Financial Statements..............................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  33
Management...............................................................  45
Certain Transactions.....................................................  53
Principal and Selling Shareholders.......................................  55
Description of Capital Stock.............................................  56
Shares Eligible for Future Sale..........................................  59
Certain United States Federal Tax Considerations for Non-U.S. Holders of
 Common Stock............................................................  61
Underwriting.............................................................  64
Legal Matters............................................................  68
Experts..................................................................  69
Available Information....................................................  69
Index to Consolidated Financial Statements............................... F-1

                               ----------------

 UNTIL , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIRE-MENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


                             8,700,000 SHARES

              [LOGO OF TELCO COMMUNICATIONS GROUP APPEARS HERE]

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------


                         BEAR, STEARNS INTERNATIONAL
                                   LIMITED

                       SALOMON BROTHERS INTERNATIONAL
                                   LIMITED

                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The table below sets forth the expenses to be incurred by the Company in connection with the issuance and distribution of the shares registered for offer and sale hereby, other than underwriting discounts and commissions. All amounts shown represent estimates except the Securities Act registration fee and the NASD filing fee.

   Registration fee under the Securities Act of 1933................... $62,358
   NASD filing fee.....................................................  18,584
   Nasdaq National Market fee..........................................   7,775
   Printing expenses...................................................       *
   Registrar and Transfer Agent's fees and expenses....................       *
   Accountants' fees and expenses......................................       *
   Legal fees and expenses (not including Blue Sky)....................       *
   Blue Sky fees and expenses..........................................       *
   Miscellaneous.......................................................       *
                                                                        -------
     Total............................................................. $     *
                                                                        =======

- --------
*To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article 10 of the Virginia Stock Corporation Act allows, in general, for indemnification, in certain circumstances, by a corporation of any person threatened with or made a party to any action, suit, or proceeding by reason of the fact that he or she is, or was, a director, officer, employee, or agent of such corporation. Indemnification is also authorized with respect to a criminal action or proceeding where the person had no reasonable cause to believe that his conduct was unlawful. Article 9 of the Virginia Stock Corporation Act provides limitations on damages payable by officers and directors, except in cases of willful misconduct or knowing violation of criminal law or any federal or state securities law.

  The Company's Articles of Incorporation provide for mandatory indemnification of its directors and officers against liability incurred by them in proceedings instituted or threatened against them by third parties, or by or on behalf of the Registrant itself, relating to the manner in which they performed their duties unless they have been guilty of willful misconduct or a knowing violation of the criminal law.

  The Company has directors' and officers' insurance with National Union Fire Insurance Company of Pittsburgh which provides for indemnification, subject to certain conditions, of certain directors and officers of the Company.

  In the U.S. Underwriting Agreement and International Underwriting Agreement, proposed forms of which have been filed as Exhibits 1.1 and 1.2 hereto, respectively, the U.S. Underwriters and Managers will agree to indemnify, under certain conditions, the Registrant's officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following reflects a 10-for-1 stock split declared by the Company on July 1, 1994 and a 425-for-1 stock split to be effective immediately prior to the Offerings.

  In connection with the organization of the Company, 4,250 shares of the Company's Common Stock was issued to Henry G. Luken, III, 4,845 shares were issued to Donald A. Burns, and 3,655 shares were issued to Walter C. Anderson on August 15, 1993.

  On November 9, 1993, an additional 6,718,187, 7,666,405 and 5,790,157 shares of the Company's Common Stock were issued to Mr. Luken, Mr. Burns and Mr. Anderson, respectively.

  On July 1, 1994 options for 623,687 shares of Common Stock were granted to Mr. Rachlin, at an exercise price of $0.31 per share.

  On July 20, 1994, the Company reacquired 5,794,025 shares of its Common Stock from Mr. Anderson for $25,000. On July 25, 1994, the Company issued 6,470,412 shares of its Common Stock to Iceberg Transport, S.A., a Panamanian corporation, in a private placement for $50,000.

  On November 30, 1994 options for 797,300 shares were issued to Ms. Marine-Street at an exercise price of $1.76 per share.

  On December 30, 1994 options for 212,500 shares were issued to Mr. Stodter at an exercise price of $1.85 per share.

  On September 1, 1995 options for 212,500 shares were issued to Ms. Anastasi at an exercise price of $3.23 per share.

  On June 27, 1994 a warrant to purchase 682,082 shares at a nominal exercise price was issued to Signet Media Capital Group.

  On March 19, 1996, options to acquire 425,000 shares were issued to Mr. Merrick at an exercise price of $7.53 per share.

  On April 4, 1996, options to acquire 1,062,500 shares were issued to Mr. Canton at an exercise price of $7.53 per share.

  On April 1, 1996, Bonita Anderson, James Sznajder, Bryan Rachlin and Dennis Jarman exchanged their options in LDWC for options to acquire 25,511, 51,021, 102,043, and 113,267 shares of Telco Common Stock, respectively, under the Company's Stock Option Plan.

  On July , 1996, 593,334 shares of the Company's Common Stock were issued to the shareholders of Tel Labs in exchange for all of their shares in Tel Labs in connection with the acquisition of Tel Labs.

  Each issuance of securities described above was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16(A). EXHIBITS.

 EXHIBIT                                                           SEQUENTIALLY
 NUMBER                        DESCRIPTION                         NUMBERED PAGE
 -------                       -----------                         -------------
    *1.1 Form of U.S. Underwriting Agreement....................
    *1.2 Form of International Underwriting Agreement...........
    *2.1 Share Exchange Agreement between Telco Communications
          Group, Inc., Henry G. Luken, III, Bryan Rachlin,
          Michael Cheng and Kevin Yang dated as of June 1, 1996
          (Tel Labs, Inc. Share Exchange Agreement) ............
    *2.2 Long Distance Wholesale Club Share Exchange Agreement..
    *3.1 Restated Articles of Incorporation of Telco
          Communications Group, Inc.............................
    *3.2 Amended and Restated Bylaws of Telco Communications
          Group, Inc............................................
    *4.1 Form of Common Stock Certificate of Telco
          Communications Group, Inc.............................
    *5.1 Opinion of Swidler & Berlin, Chartered.................
   *10.1 Agreement for the Provision of Billing and Collection
          Services between Telco Development Group of Delaware,
          Inc. and the Ameritech Companies dated July 1, 1995...
   *10.2 Agreement for the Provision of Billing and Collection
          Services between the Bell Atlantic Operating Telephone
          Companies and Telco Development Group, Inc. dated June
          10, 1994..............................................
   *10.3 Clearinghouse Billing and Collection Services Operating
          Contract between Telco Development Group, Inc. and
          Bell South Communications dated January 3, 1994.......
  **10.4 Agreement for Billing Services by Tel Labs, Inc. and
          Esprit Telecom dated December 29, 1995................
  **10.5 Agreement for Billing Services by Tel Labs, Inc. and
          Long Distance Wholesale Club, Inc. dated July 19,
          1995..................................................
  **10.6 One Plus Billing & Information Management Services
          Agreement between Long Distance Wholesale Club, Inc.,
          and Telco Development Group of Delaware, Inc. dated
          January 23, 1996......................................
   *10.7 Agreement between Nevada Bell and Telco Development
          Group of Delaware, Inc. for Billing and Collection
          Service dated September 3, 1995.......................
   *10.8 Agreement for Interstate Billing and Collection
          Services Agreement between New England Telephone and
          Telegraph Company and Telco Development Group of
          Delaware, Inc. dated July 31, 1995....................
   *10.9 Agreement for Interstate Billing and Collection
          Services between New York Telephone Company and Telco
          Development Group of Delaware, Inc. dated July 31,
          1995..................................................
  *10.10 Agreement for the Provision of Billing and Collection
          Services between Pacific Bell and Telco Development
          Group of Delaware, Inc. dated July 12, 1996...........
  *10.11 Casual Billing Services Agreement between the Southern
          New England Telephone Company and Telco Development
          Group of Delaware, Inc. dated February 9, 1996........
 **10.12 Agreement for the Provision of Billing and Collection
          Services between Southwestern Bell Telephone Company
          and Telco Development Group of Delaware, Inc. dated
          December 16, 1994; and Amendment to the Agreement for
          the Provision of Billing and Collection Services
          between Southwestern Bell Telephone Company and Telco
          Development Group of Delaware, Inc. dated December 19,
          1994..................................................
 **10.13 One Plus Billing and Information Management Services
          Agreement between Telco Development Group of Delaware,
          Inc. and Telco Communications Group, Inc. dated
          December 30, 1995.....................................

 EXHIBIT                                                              SEQUENTIALLY
 NUMBER                          DESCRIPTION                          NUMBERED PAGE
 -------                         -----------                          -------------
 **10.14 Agreement for Billing Services by Tel Labs, Inc. and Telco
          Communications Group, Inc. (undated)........................
  *10.15 Agreement for the Provision of Billing and Collection
          Services for Clearing Agents between U S WEST, Inc. and
          Telco Development Group of Delaware, Inc. dated April 1,
          1995.....................................................
  *10.16 Standard Agreement for the Provision of Billing and
          Collection Services between United Telephone Company of
          Florida and Telco Development Group, Inc. dated October
          19, 1994.................................................
 **10.17 Service Agreement between IXC Carrier, Inc. and Telco
          Communication Group, Inc. dated December 15, 1995........
 **10.18 Telco Communications Group, Inc. Wholesale Customer
          Agreement for Special International Pricing with Esprit
          Telecom dated February 21, 1996..........................
  *10.19 Telco Communications Group, Inc. 1994 Amended and Restated
          Stock Option Plan........................................
 **10.20 Lease Agreement between CPL Properties and Telco
          Communications Group, Inc. effective March 1, 1995
          (Davenport, Iowa Switch Site)............................
 **10.21 Lease Agreement between Thomas Kurschner and Telco
          Communications Group, Inc. effective November 2, 1995
          (Las Vegas, Nevada Switch Site)..........................
 **10.22 Deed of Lease Agreement between Bricks in the Sticks, Ltd.
          and Telco Communications Group, Inc. effective March 1,
          1995 (Chattanooga, Tennessee Switch Site)................
 **10.23 Lease Agreement between The University of Texas System and
          Telco Communications Group, Inc. effective August 22,
          1994 (Austin, Texas Switch Site).........................
 **10.24 Agreement of Lease between 13th and L Associates and Telco
          Communications Group, Inc. effective August 25, 1994
          (Washington, DC Switch Site).............................
 **10.25 Deed of Lease agreement between Bricks in the Sticks, Ltd.
          and Tel Labs, Inc. effective July 1, 1994 (Corporate
          Office)..................................................
 **10.26 Deed of Lease Agreement between Bricks in the Sticks, Ltd.
          and Telco Communications Group, Inc. effective March 1,
          1995 (Corporate Office)..................................
 **10.27 Master Lease Agreement between Telco Communications Group,
          Inc. and Dana Commercial Credit Corporation dated
          September 14, 1995; Addendum to the Master Lease
          Agreement dated September 15, 1995; and Lease Schedules
          001
          and 002..................................................
  *10.28 Equipment Lease between DGI Technologies, Inc. and Telco
          Communications Group, dated October 1, 1994..............
 **10.29 Equipment Leases between DSC Finance Corporation and Telco
          Communications Group, Inc. (Master Lease dated January 1,
          1994 and Schedules A-P1).................................
 **10.30 Credit Agreement between Telco Communications Group,
          Incorporated, Signet Bank and the Banks listed therein,
          dated as of January 24, 1996.............................
  *10.31 Employment Agreement between Telco Communications Group,
          Inc. and
          Donald A. Burns dated as of July 10, 1996................
 **10.32 Employment Agreement between Telco Communications Group,
          Inc. and
          Thomas J. Cirrito dated as of April 1, 1996..............
 **10.33 Employment and Stock Option Agreement between Telco
          Communications Group, Inc. and Stephen G. Canton dated as
          of April 4, 1996.........................................

 EXHIBIT                                                          SEQUENTIALLY
 NUMBER                        DESCRIPTION                        NUMBERED PAGE
 -------                       -----------                        -------------
 **10.34 Employment Agreement between Telco Communications
          Group, Inc. and Bryan K. Rachlin dated as of July 10,
          1996.................................................
 **10.35 Employment Agreement between Telco Communications
          Group, Inc. and Nicholas A. Merrick dated as of March
          19, 1996.............................................
 **10.36 Employment Agreement between Telco Communications
          Group, Inc. and Janet D. Anastasi dated as of May 2,
          1996.................................................
 **10.37 Employment Agreement between Telco Communications
          Group, Inc. and Natalie Marine-Street dated as of May
          3, 1996..............................................
 **10.38 Employment Agreement between Telco Communications
          Group, Inc. and Mark J. Stodter dated as of May 2,
          1996.................................................
  *10.39 Employment Agreement between Telco Communications
          Group, Inc. and Henry G. Luken, III dated as of July
          10, 1996.............................................
  *10.40 Indemnification Agreement.............................
  *10.41 Registration Rights Agreement.........................
   *11.1 Statement Regarding Computation of Per Share
          Earnings.............................................
   *21.1 Subsidiaries of Telco Communications Group, Inc. .....
    23.1 Consent of Deloitte & Touche LLP......................
    23.2 Consent of Chase and Associates CPAs, PC..............
   *23.3 Consent of Swidler & Berlin, Chartered (to be included in Exhibit 5.1 to this Registration Statement).......
  **24.1 Powers of Attorney....................................
   *27.1 Financial Data Schedule...............................

- --------
*To be filed by amendment.
**Previously filed.

ITEM 16(B). FINANCIAL STATEMENT SCHEDULES.

  None.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHANTILLY, COMMONWEALTH OF VIRGINIA, ON JULY 19, 1996.

                                          Telco Communications Group, Inc.



                                          By:  /s/ Bryan K. Rachlin
                                              ----------------------------
                                                   BRYAN K. RACHLIN
                                            Chief Operating Officer, Secretary
                                                 and General Counsel

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JULY 19, 1996.


              SIGNATURE                        TITLE
              ---------                        -----
                  *                       Chairman of the Board and Director
- -------------------------------------
         HENRY G. LUKEN, III

                                          Vice Chairman of the Board,
                  *                        President, Chief Executive Officer
- -------------------------------------      and Director (Principal Executive
           DONALD A. BURNS                 Officer)

                  *                       President of Consumer Division and
- -------------------------------------      Director
          THOMAS J. CIRRITO

                  *                       Director
- -------------------------------------
           ROBERT W. ROSS

                  *                       Chief Financial Officer and
- -------------------------------------      Treasurer (Principal Financial
         NICHOLAS A. MERRICK               Officer)

                  *                       Vice President and Corporate
- -------------------------------------      Controller (Principal Accounting
          JANET D. ANASTASI                Officer)


* Bryan K. Rachlin, by signing his name hereto, signs this document on behalf of each of the persons so indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.


      /s/ Bryan K. Rachlin                Attorney-in-Fact
- -------------------------------------
        BRYAN K. RACHLIN